Exhibit 99.1

Annual Information Form

for the year ended December 31, 2022

Dated as of March 24, 2023

AGNICO EAGLE MINES LIMITED

ANNUAL INFORMATION FORM

i

INTRODUCTORY NOTES

Currency and Exchange Rates

Currencies: Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Information Form (“AIF”) are stated in United States dollars (“U.S. dollars”, “$” or “US$”), except where otherwise indicated. Certain information in this AIF is presented in Canadian dollars (“C$”), Australian dollars (“A$”), European Union euros (“Euro” or “€”) or Mexican pesos (“MXP”).

Exchange Rates: The following tables set out, in Canadian dollars, the exchange rates for the U.S. dollar, based on the daily average exchange rate for 2018 through 2022, and the daily average exchange rates for March 2023 (to March 21, 2023) and the previous six months, in each case as reported by the Bank of Canada (the “US Exchange Rate”). On March 21, 2023, the US Exchange Rate was US$1.00 equals C$1.3706.

	Year Ended December 31,
	2022	2021	2020	2019	2018
High	1.3858	1.2942	1.4496	1.3600	1.3642
Low	1.2451	1.2040	1.2718	1.2988	1.2288
End of Period	1.3544	1.2678	1.2732	1.2988	1.3642
Average	1.3013	1.2535	1.3415	1.3269	1.2957

	2023			2022
	March
	(to March 21)	February	January	December	November	October	September
High	1.3807	1.3622	1.3658	1.3687	1.3749	1.3856	1.3726
Low	1.3610	1.3312	1.3314	1.3433	1.3288	1.3547	1.2980
End of Period	1.3706	1.3609	1.3350	1.3544	1.3508	1.3649	1.3707
Average	1.3706	1.3450	1.3422	1.3592	1.3449	1.3700	1.3319

Forward-Looking Statements

Forward-Looking Statements: Certain statements in this AIF, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this AIF include the following:

●	the Company’s outlook for 2023 and future periods;
●	statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;
●	anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;
●	estimates of future mineral production and sales;
●	estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;
●	estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;

●	statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;
●	estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;
●	estimates of cash flow;
●	estimates of mine life;
●	anticipated timing of events at the Company’s mines, mine development projects and exploration projects;
●	estimates of future costs and other liabilities for environmental remediation;
●	statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact thereof on the Company;
●	other anticipated trends with respect to the Company’s capital resources and results of operations;
●	statements regarding the transition to “pillarless” mining at the LaRonde mine to manage seismicity risks;
●	statements regarding the expected closing of the Yamana Transaction (as defined below) and the joint venture with Teck Resources Limited for the San Nicolás copper-zinc development; and
●	statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s operations and business.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this AIF are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this AIF as well as: that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Australian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this AIF and the Company’s management discussion and analysis for the year ended December 31, 2022 (the “Annual MD&A”); that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle; and that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.

The forward-looking statements in this AIF reflect the Company’s views as at the date of this AIF and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in “Risk Factors” below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

Meaning of “including” and “such as”: When used in this AIF, the terms “including” and “such as” mean including and such as, without limitation.

Presentation of Financial Information

International Financial Reporting Standards: The Company reports its financial results using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company adopted IFRS as its basis of accounting to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under IFRS.

Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Effective February 25, 2019, the United States Securities and Exchange Commission’s (the “SEC”) disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101.  However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this AIF are or will be economically or legally mineable.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is or will ever be economically or legally mineable.

The mineral reserve and mineral resource data set out in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See “Operations & Production – Mineral Reserves and Mineral Resources” in this AIF for additional information.

Note to Investors Concerning Certain Measures of Performance

This AIF discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “sustaining capital expenditures”, “development capital expenditures” and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the Annual Financial Statements (as defined below) prepared in accordance with IFRS, and for an explanation of the composition and usefulness of these measures, see the Company’s management discussion and analysis for the period ended December 31, 2022 (the “Annual MD&A”).

The total cash costs per ounce of gold produced (also referred to as total cash costs per ounce) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with the Merger to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19, production costs associated with retrospective adjustments from the application of the IAS 16 amendments and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic mine, a 2% in-kind royalty paid in respect of the Detour Lake mine, and 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced excluding production prior to the achievement of commercial production. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail about these reconciling items, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne. In addition, given the extraordinary nature of the fair value adjustment on inventory related to the Merger and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company’s operations, the calculation of total cash costs per ounce for the Detour, Macassa and Fosterville mines have been adjusted for this purchase price allocation. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with gold production and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this AIF, unless otherwise indicated, total cash costs per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the board of directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

v

All-in sustaining costs (“AISC”) per ounce of gold produced (also referred to as all-in sustaining cost per ounce) on a by-product basis is used to reflect the Company’s total sustaining expenditures of producing and selling an ounce of gold while maintaining the Company’s current operations. AISC per ounce is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced (excluding production prior to the achievement of commercial production). These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization. In this AIF, unless otherwise indicated, AISC per ounce of gold produced is reported on a by-product basis.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful measure for investors as it provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses). This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). Management uses this measure internally for planning purposes and to forecast future operating results. This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production. This measure includes expenditures on assets so that they retain their existing productive capacity as well as expenditures that enhance performance and reliability of the operations. Development capital expenditures are expenditures incurred at new projects and expenditures at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments, management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

This AIF also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

SELECTED FINANCIAL DATA

The following selected financial data for each of the years in the five-year period ended December 31, 2022 are derived from the consolidated financial statements of Agnico Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company’s operating and financial review and prospects set out in Agnico Eagle’s annual audited consolidated financial statements as of and for the period ended December 31, 2022, including the notes thereto (the “Annual Financial Statements”) and the Annual MD&A.

	Year Ended December 31,
	2022	2021	2020	2019	2018

	(in thousands of U.S. dollars, other than share and per share information)
Income Statement Data
Revenues from mining operations	5,741,162	3,869,625	3,138,113	2,494,892	2,191,221
Production	2,643,321	1,773,121	1,424,152	1,247,705	1,160,355
Exploration and corporate development	271,117	152,514	113,492	104,779	137,670
Amortization of property, plant and mine development	1,094,691	738,129	631,101	546,057	553,933
General and administrative	220,861	142,003	116,288	120,987	124,873
Impairment loss on equity securities	—	—	—	—	—
Loss (gain) on derivative financial instruments	90,692	11,103	(107,873)	(17,124)	6,065
Finance costs	82,935	92,042	95,134	105,082	96,567
Other expenses (income)	130,891	21,742	48,234	(13,169)	(35,294)
Environmental remediation	10,417	576	27,540	2,804	14,420
Foreign currency translation (gain) loss	(16,081)	5,672	22,480	4,850	1,991
Care and maintenance	41,895	—	—	—	—
Income (loss) before income and mining taxes	1,115,423	932,723	767,565	738,742	(259,052)
Income and mining taxes expense	445,174	370,778	255,958	265,576	67,649
Net income (loss) for the year	670,249	561,945	511,607	473,166	(326,701)
Net income (loss) per share – basic	1.53	2.31	2.12	2.00	(1.40)
Net income (loss) per share – diluted	1.53	2.30	2.10	1.99	(1.40)
Weighted average number of common shares outstanding – basic	437,678,131	243,707,991	241,508,347	236,933,791	233,251,255
Weighted average number of common shares outstanding – diluted	438,533,089	244,732,372	243,072,085	238,229,593	233,251,255
Cash dividends declared per common share	1.6	1.4	0.95	0.55	0.44
Balance Sheet Data (at end of period)
Property, plant and mine development	18,459,400	7,675,595	7,325,418	7,003,665	6,234,302
Total assets	23,494,808	10,216,090	9,614,755	8,789,885	7,852,843
Long‑term debt	1,342,070	1,565,223	1,565,241	1,724,108	1,721,308
Reclamation provision	901,836	729,996	667,053	439,801	386,158
Net assets	16,241,345	5,999,771	5,683,213	5,111,514	4,550,012
Common shares	16,251,221	5,863,512	5,751,479	5,589,352	5,362,169
Shareholders’ equity	16,241,345	5,999,771	5,683,213	5,111,514	4,550,012
Total common shares outstanding	456,465,296	245,001,857	242,884,314	239,619,035	234,458,597

*	Net income for the year ended December 31, 2021 has been restated to reflect the retrospective application of International Accounting Standard (IAS) 16.

GLOSSARY OF SELECTED MINING TERMS

For a glossary of selected mining terms used herein, see Schedule B to this AIF.

CORPORATE STRUCTURE

Agnico Eagle Mines Limited is a corporation organized under the Business Corporations Act (Ontario). The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972, as a result of the amalgamation of Agnico Mines Limited (“Agnico Mines”) and Eagle Gold Mines Limited (“Eagle”). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name “Cobalt Consolidated Mining Corporation Limited” and changed its name to Agnico Mines Limited on October 25, 1957. Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945.

Since 1972, several corporate alterations have taken place. On August 22, 1972, the Company’s articles were amended to permit the Company to: (i) borrow money on the credit of the Company, (ii) issue, sell or pledge debt obligations and (iii) charge, mortgage or pledge the Company’s property. On June 27, 1980, Articles of Amendment were filed to allow the Company to use the name “Mines Agnico-Eagle Limitée”. On July 5, 1984, the Company’s articles were amended to delete all of the objects of the Company listed and specify that no restrictions apply to the business or powers that the Company may exercise. On July 3, 1986, Articles of Amendment were filed to set the minimum number of directors of the Company at five and the maximum at nine. On July 29, 1988, the Company’s articles were amended to provide that the Company is authorized to issue an unlimited number of shares.

On December 31, 1992, the Company amalgamated with Lucky Eagle Mines Limited. On June 30, 1993, the maximum number of directors of the Company was increased from nine to 12. On January 1, 1996, the Company amalgamated with Goldex Mines Limited and 1159885 Ontario Limited. On October 17, 2001, the Company amalgamated with Mentor Exploration and Development Co. On July 12, 2002, the name of the Company was changed to “Agnico-Eagle Mines Limited/Mines Agnico-Eagle Limitée”. On August 1, 2007, the Company amalgamated with Cumberland Resources Ltd., Agnico-Eagle Acquisition Corporation and Meadowbank Mining Corporation. On May 4, 2010, the maximum number of directors of the Company was increased from 12 to 15.

On January 1, 2011, the Company amalgamated with 1816276 Ontario Inc. (the ultimate successor entity to Comaplex Minerals Corp. (“Comaplex”)). On January 1, 2013, the Company amalgamated with 1886120 Ontario Inc. (the successor corporation to 9237-4925 Québec Inc.). On April 26, 2013, Articles of Amendment were filed to eliminate the hyphen between “Agnico” and “Eagle” and the official name of the Company became “Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée”. On January 1, 2020, the Company amalgamated with 2421451 Ontario Inc, which had previously been part of the holding structure through which the Company held its interest in the Canadian Malartic mine. On January 1, 2022, the Company amalgamated with TMAC Resources Inc. (“TMAC”).

The Company’s head and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: www.agnicoeagle.com. The information contained on the Company’s website (or any other website referred to herein) is not part of this AIF. The Company’s principal place of business in the United States is located at 1675 E. Prater Way, Suite 102, Sparks, Nevada 89434.

The following chart sets out the corporate structure of the Company, each of its significant subsidiaries and certain other entities, together with the jurisdiction of organization of the Company and each such subsidiary or entity as at March 21, 2023 (all of which are directly or indirectly wholly-owned by the Company, unless otherwise indicated).

* Notes:

1.	Unless otherwise indicated, all ownership interests are 100%.
2.	De minimis interests are held by the following entities:

(1)1641315 Ontario Inc.

(2)Agnico Eagle Mines Limited

(3)Agnico Eagle Mexico, S.A. de C.V.

(4)Grupo Agnico Eagle Mexico, S.A. de C.V.

3.	Mine Ownership:

Agnico Eagle Mines Limited – La Ronde Complex, Goldex, Meadowbank Complex, Meliadine, Hope Bay

Agnico Eagle Finland Oy – Kittila

Agnico Eagle Mexico, S.A. de C.V. – Pinos Altos, Creston Mascota

Agnico Sonora, S.A. de C.V. – La India

Canadian Malartic GP – Canadian Malartic

Kirkland Lake Gold Ltd. – Detour Lake, Macassa

Fosterville Gold Mine Pty Ltd. – Fosterville

DESCRIPTION OF THE BUSINESS

The Company is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of exploration and development projects in these countries as well as in the United States. While the Company’s primary focus remains on gold, it monitors opportunities in the jurisdictions in which it operates and may consider the exploration, development and mining of, or investment in companies that focus on, other metals, including copper and nickel. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

The Company’s strategy is to deliver high quality growth while maintaining high performance standards in health, safety, environmental matters and social responsibility; build a strong pipeline of projects to drive future production; and employ the best people and motivate them to reach their potential.

The following table sets out the date of acquisition, the date of commencement of construction, the date of achieving commercial production and the estimated mine life for the Company’s operating mines as of the date of this AIF.

		Date of	Date of achieving
		Commencement	Commercial	Estimated
	Date of Acquisition(1)	of Construction(1)	Production(1)	Mine Life(2)
LaRonde mine	1992	1985	1988	2036
LaRonde Zone 5 mine	2003	2017	June 2018	2032
Goldex mine(3)	December 1993	July 2012	October 2013	2031
Kittila mine	November 2005	June 2006	May 2009	2035
Meadowbank Complex(4)	April 2007	Pre‑April 2007	March 2010	2026
Meliadine mine	July 2010	2017	May 2019	2032
Pinos Altos mine	March 2006	August 2007	November 2009	2028
La India mine	November 2011	September 2012	February 2014	2024
Canadian Malartic Complex(5)	June 2014	n/a	n/a	2039
Detour Lake mine(6)	February 2022	n/a	n/a	2052
Macassa mine(6)	February 2022	n/a	n/a	2029
Fosterville mine(6)	February 2022	n/a	n/a	2031

Notes:

(1)	Date when 100% ownership was acquired, other than in respect of the Canadian Malartic mine, which is the date when 50% ownership was acquired. At the time the Canadian Malartic mine was acquired, construction was complete and commercial production had been achieved in May 2011. See “General Description of the Business – Three-Year History – 2022”.
(2)	Estimated end date for gold production based on the Company’s current life of mine plans. The estimated mine life at the Meadowbank Complex includes production from the Amaruq satellite deposit at Meadowbank. The estimated mine life at the Canadian Malartic mine includes production from the Odyssey project. See “General Development Of The Business – Three-Year History-2021”.
(3)	Construction of infrastructure for purposes of mining the Goldex Extension Zone (the “GEZ”) commenced in July 2005 and the GEZ achieved commercial production in August 2008. Mining operations on the GEZ have been suspended since October 2011. In late 2013, mining and production began from the M and E Zones of the Goldex mine.
(4)	Commercial production at the Amaruq satellite deposit at Meadowbank was achieved in September 2019. Commercial production of the Amaruq underground project was achieved on August 1, 2022.
(5)	The Canadian Malartic Complex is comprised of the Canadian Malartic mine and the Odyssey mine.
(6)	The Company acquired 100% ownership of each of the Detour Lake mine, the Fosterville mine and the Macassa mine on February 8, 2022. See “General Development of the Business – Three-Year History – 2022”. At the time each of these mines were acquired, construction was complete and commercial production had been achieved in 2013, 2005 and 1933, respectively.

In 2022, the Company produced 3,135,007 ounces of gold at production costs per ounce of gold of $843, total cash costs per ounce of gold of $793 and at all-in sustaining costs per ounce of $1,109. This includes production from the former KLG mines (Detour Lake, Fosterville and Macassa mines) from February 8, 2022 to December 31, 2022.

For 2023, the Company expects to produce approximately 3.24 to 3.44 million ounces of gold at total cash costs per ounce of gold between $840 and $890 and at all-in sustaining costs per ounce between $1,140 and $1,190. The Company’s 2023 production and cost guidance assumes 50% ownership of Canadian Malartic for the first three months of 2023 and 100% ownership for the last nine months of the year. See “Introductory Notes – Note to Investors Concerning Certain Measures of Performance” for a discussion of the use of the non-GAAP measures total cash costs per ounce and all-in sustaining costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

2020

On March 24, 2020, the Company announced that, in response to an order by the Government of Quebec issued on March 23, 2020 (the “Quebec Order”) to close all non-essential businesses in light of the COVID pandemic, the Company would take steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde Complex, the Goldex mine and the Canadian Malartic mine (50%)). The Quebec Order was part of the Quebec government’s response to the COVID-19 pandemic. In addition, the Company reduced activities at the Meliadine and Meadowbank mining operations in Nunavut, which are fly-in/fly-out mining operations, serviced out of Mirabel and Val-d’Or, Quebec. Exploration activities in Canada were also suspended during this period. On March 24, 2020, the Company withdrew its full year 2020 production and cash costs guidance. On April 2, 2020, as a result of a decree by the Government of Mexico that all non-essential businesses suspend operations until April 30, 2020, the Company suspended mining operations at the Company’s Pinos Altos mine, Creston Mascota mine and La India mine. As a result, in the second quarter of 2020, operations at seven of the Company’s eight mines were suspended or reduced. See “Impact of COVID-19 on the Company’s Business and Operations” in the Company’s management discussion and analysis for the period ended December 31, 2020 for a discussion of the impact of the COVID-19 pandemic on the Company’s business and operations.

On April 7, 2020, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 2.78% Series A senior notes due 2030 and $100 million 2.88% Series B senior notes due 2032. For additional details see “Material Contracts – Note Purchase Agreements” below.

On April 30, 2020, the Company released updated full year 2020 production and cash costs guidance, including gold production guidance of 1.63 to 1.73 million ounces of gold and total cash costs per ounce and AISC per ounce guidance of $740 to $790 and $1,025 to $1,075, respectively. On July 29, 2020, the Company updated the range of its full year 2020 production guidance to between 1.68 and 1.73 million ounces of gold; other guidance remained unchanged.

The following table sets out the Company’s capital expenditures for 2020.

	2020 Capital Expenditures
	(thousands of $)
			Capitalized Exploration
	Sustaining	Development	Sustaining	Non-Sustaining
LaRonde Complex	84,119	35,887	1,626	—
Canadian Malartic (50%)(2)	52,482	3,317	—	—
Meadowbank Complex	55,450	75,357	364	2,107
Amaruq Underground project	—	27,145	—	—
Meliadine*	39,966	84,289	1,526	3,851
Kittila	33,155	163,139	6,788	324
Goldex	20,679	11,247	3,339	1,776
Pinos Altos	23,871	3,730	371	—
La India	12,736	8,927	1,044	—
Other	—	14,723	—	141
Total Expenditures	322,458	427,761	15,058	8,199

(1)	Non-GAAP measure. See “Note to Investors Concerning Certain Measures of Performance” and the Company’s most recently filed MD&A.
(2)	2020 capital expenditures relating to the Barnat deposit at the Canadian Malartic mine, the V zone at the Meadowbank Complex and the Tiriganiaq open pit at the Meliadine mine include pre-commercial production gold ounces of 18,930, 10,995 and 6,491 ounces of gold, respectively.

2021

On February 2, 2021, the Company acquired all of the issued and outstanding common shares of TMAC pursuant to a court-approved plan of arrangement under the Business Corporations Act (Ontario). At the time, TMAC was a Canadian based gold mining company that was listed on the Toronto Stock Exchange (“TSX”) and held a 100% interest in the Hope Bay project in Nunavut. Under the terms of the arrangement, each shareholder of TMAC received C$2.20 in cash. In connection with the acquisition of TMAC, the Company also repaid approximately $134 million of outstanding debt owed by TMAC. The change of control of TMAC triggered a one-time option to buy-back a 1.5% net smelter return royalty on Hope Bay from Maverix Metals Inc. for $50 million, which was exercised.

In February 2021, underground mining and development programs were approved at the Amaruq underground project at the Meadowbank Complex and the Odyssey project at Canadian Malartic.

On December 22, 2021, the Company amended and restated its credit facility with a group of financial institutions in respect of its $1.2 billion unsecured revolving bank credit facility. For additional details see “Material Contracts – Credit Facility” below.

The following table sets out the Company’s capital expenditures for 2021.

	2021 Capital Expenditures(1)
	(thousands of $)
			Capitalized Exploration
	Sustaining	Development	Sustaining	Non‑sustaining
LaRonde Complex	72,749	45,914	—	10,699
Canadian Malartic mine (50%)	28,582	14,668	2,435	4,005
Goldex mine	37,312	77,175	5,320	—
Kittila mine	48,917	5,820	—	3,823
Meadowbank Complex	—	98,911	—	—
Amaruq Underground project	48,446	69,380	1,895	5,993
Meliadine mine	39,109	6,969	5,051	913
Pinos Altos mine	21,615	23,777	601	—
La India mine	10,000	9,383	117	—
Other	—	11,105	—	866
Total Capital Expenditures	414,963	416,257	17,580	26,299

(1)	Non-GAAP measure. See “Note to Investors Concerning Certain Measures of Performance” and the Company’s most recently filed MD&A.

2022

On February 8, 2022, the Company acquired all of the issued and outstanding common shares of Kirkland Lake Gold Ltd. (“KLG”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Merger”). At the time, KLG was a Canadian based gold mining company that was listed on the TSX, the New York Stock Exchange (the “NYSE”) and the Australian Securities Exchange and held an indirect 100% interest in each of the Detour Lake mine located in Ontario, the Fosterville mine located in Australia and the Macassa mine located in Ontario. Under the terms of the arrangement, each shareholder of KLG (including former holders of KLG CHESS Depositary Interests) received 0.7935 of an Agnico Eagle common share for each KLG share held.

On May 2, 2022, the Company announced the acceptance by the TSX of its normal course issuer bid.

On September 16, 2022, the Company and Teck Resources Limited jointly announced an agreement regarding the formation of a 50/50 joint venture for the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Closing of this transaction is subject to customary conditions, including the receipt of necessary regulatory approvals, and is expected to occur in the first half of 2023. Following closing, all project activities will be carried out by the joint venture.

On November 8, 2022, the Company, Pan American Silver Corp. (“Pan American”) and Yamana Gold Inc. (“Yamana”) announced the entry into of an arrangement agreement among the parties pursuant to which Pan American would acquire all the issued and outstanding common shares of Yamana and Yamana would sell the subsidiaries and partnerships that hold Yamana’s interest in its Canadian assets to the Company, including Yamana’s 50% interest in the Canadian Malartic mine. The transaction is expected to close on or about March 31, 2023, subject to regulatory approvals. Upon closing of this transaction, the Company would own 100% of the Canadian Malartic Complex.

The following table sets out the Company’s capital expenditures for 2022.

	2022 Capital Expenditures(1)
	(thousands of $)
			Capitalized Exploration
	Sustaining	Development	Sustaining	Non‑sustaining
LaRonde Complex	$100,111	$72,020	2,068	—
Canadian Malartic mine (50%)	69,137	115,997	—	12,554
Goldex mine	23,480	35,136	1,645	3,944
Detour Lake mine	214,060	148,672	—	31,400
Fosterville mine	56,131	9,876	213	28,492
Kittila mine	43,803	50,315	4,996	2,449
Macassa mine	29,393	70,468	905	21,707
Meadowbank Complex	86,435	8	—	—
Amaruq Underground project	—	53,385	—	—
Meliadine mine	58,485	90,859	3,601	2,949
Pinos Altos mine	25,664	26,749	837	—
La India mine	8,955	6,129	8	—
Other	3,291	16,289	328	3,956
Total Capital Expenditures	$718,945	$695,903	$14,601	$107,451

(1)	Non-GAAP measure. See “Note to Investors Concerning Certain Measures of Performance” and the Company’s most recently filed MD&A.

2023

The following table sets out the Company’s expected capital expenditures for 2023.

	2023 Capital Expenditures (Expected)(1)
	(thousands of $)
			Capitalized Exploration
	Sustaining	Development	Sustaining	Non‑sustaining
LaRonde Complex	$74,400	$54,700	$1,600	$—
Canadian Malartic mine(2)	105,000	133,400	—	11,800
Goldex mine	20,600	57,900	1,000	2,600
Detour Lake mine	233,800	116,500	—	29,400
Fosterville mine	53,700	17,700	1,000	19,800
Kittila mine	58,300	26,800	2,000	4,900
Macassa mine	49,100	89,800	2,600	29,900
Meadowbank Complex	107,400	—	—	—
Meliadine mine	62,500	113,300	5,600	9,100
Pinos Altos mine	18,300	5,900	2,100	—
La India mine	—	—	—	—
Other	16,500	—	—	—
Total Capital Expenditures	$799,600	$616,000	$15,900	$107,500

(1)	Non-GAAP measure. See “Note to Investors Concerning Certain Measures of Performance” and the Company’s most recently filed MD&A.
(2)	Includes 50% ownership for the first three months and 100% for the last 9 months of 2023)

Pre-2020

In 1974, the Company acquired its initial interest in the LaRonde property through an indirect investment in Dumagami Mines Limited (“Dumagami”). The Company acquired 100% of the outstanding shares of Dumagami on December 19, 1989 and, on December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde mine, to the Company and subsequently dissolved.

In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan Resources AB (“Riddarhyttan”). At that time, Riddarhyttan was a Swedish precious and base metals exploration and development company that was listed on the Stockholm Stock Exchange and whose primary asset was the Kittila property. In November 2005, the Company completed a tender offer (the “Riddarhyttan Offer”) for all of the issued and outstanding shares of Riddarhyttan that it did not then own. On March 28, 2011, Riddarhyttan was merged with Agnico Eagle AB and Agnico Eagle Sweden AB, with Agnico Eagle Sweden AB as the continuing entity.

In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. (“Penoles”) to acquire the Pinos Altos property in northern Mexico. In February 2006, the Company exercised its option and acquired the Pinos Altos property on March 15, 2006.

In February 2007, the Company made an exchange offer for all of the outstanding shares of Cumberland Resources Ltd. (“Cumberland”) not then owned by the Company. At the time, Cumberland was a pre-production development stage company listed on the TSX and American Stock Exchange whose primary asset was the Meadowbank property. In May 2007, the Company acquired approximately 92% of the issued and outstanding shares of Cumberland that it did not previously own and, in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition.

In April 2010, the Company entered into an agreement in principle with Comaplex to acquire all of the outstanding shares of Comaplex that it did not already own. At the time, Comaplex was listed on the TSX and owned a 100% interest in the advanced stage Meliadine gold property. In May 2010, the Company executed definitive agreements with Comaplex and, in July 2010 by plan of arrangement under the Business Corporations Act (Alberta), the Company acquired 100% of the Meliadine gold property through the acquisition of Comaplex. Pursuant to the arrangement, Comaplex transferred to Geomark Exploration Ltd. all assets and related liabilities other than those relating to the Meliadine project.

In September 2011, the Company entered into an acquisition agreement with Grayd Resource Corporation (“Grayd”) pursuant to which the Company made an offer to acquire all of the issued and outstanding common shares of Grayd. At the time, Grayd was a Canadian-based natural resource company that was listed on the TSX Venture Exchange (the “TSX-V”) and held a 100% interest in the La India property. In October 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented, and, in November 2011, acquired approximately 95% of the outstanding common shares of Grayd. In January 2012, the Company completed a compulsory acquisition of the remaining outstanding common shares of Grayd and Grayd became a wholly-owned subsidiary of the Company.

In May 2013, the Company acquired all of the issued and outstanding common shares of Urastar Gold Corp. (“Urastar”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). At the time, Urastar was a Canadian-based gold exploration company that was listed on the TSX-V and held a 100% interest in certain mining properties in Sonora, Mexico.

On June 16, 2014, the Company and Yamana jointly acquired 100% of the outstanding shares of Osisko Mining Corporation (“Osisko”) pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the “Osisko Arrangement”). At the time, Osisko was a Canadian based producing gold mining company that was listed on the TSX and held a 100% interest in the Canadian Malartic mine in the Abitibi region of Quebec. In connection with the Osisko Arrangement, substantially all of the assets and obligations relating to the Canadian Malartic mine in Quebec were transferred to Canadian Malartic GP (the “Partnership”), a newly formed general partnership in which the Company and Yamana each own an indirect 50% interest. The Company and Yamana formed a joint management committee to operate the Canadian Malartic mine. On June 17, 2014, Osisko and the acquisition corporation formed by the Company and Yamana to acquire Osisko amalgamated to form Canadian Malartic Corporation (“CMC”) in which Agnico and Yamana each hold a 50% interest.

In November 2014, the Company acquired all of the issued and outstanding common shares of Cayden Resources Inc. (“Cayden”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). At the time, Cayden was a Canadian based gold exploration company that was listed on the TSX-V and indirectly held a 100% interest, or an option to earn a 100% interest, in certain mining properties in Jalisco and Guerrero, Mexico, including the El Barqueno property.

In June 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. (“Soltoro”) pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act. At the time, Soltoro was a Canadian based gold exploration company that was listed on the TSX-V and indirectly held a 100% interest, or an option to earn a 100% interest, in certain mining properties in Jalisco, Mexico, including the El Rayo property (which is contiguous with the Company’s El Barqueno property).

In November 2017, the Company acquired the Santa Gertrudis gold project from GoGold Resources Inc. for cash consideration of approximately $80 million and the granting of a 2% net smelter return royalty to GoGold Resources Inc. Half of the net smelter return royalty granted may be repurchased by the Company at any time for $7.5 million. The 42,000-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

On March 28, 2018, the Company acquired Yamana’s indirect 50% interest in the Canadian exploration assets of CMC, which consisted of the Kirkland Lake and Hammond Reef gold projects and additional mining claims and assets located in Ontario and Quebec (the “CMC Assets”). Pursuant to the transaction, the Company acquired all of Yamana’s indirect 50% interest in the CMC Assets, giving the Company 100% ownership of the CMC Assets.

OPERATIONS & PRODUCTION

Business Units and Foreign Operations

The Company is a senior Canadian gold mining company with mines are located in Canada, Australia, Finland and Mexico.

The Company’s Canadian mines in Quebec and Nunavut include: (i) a directly held, 100% interest in each of the LaRonde Complex (which includes the LaRonde mine and the LaRonde Zone 5 mine), the Goldex mine, the Meadowbank Complex (which includes the processing facilities at the Meadowbank minesite and mining operations at the Amaruq deposit), the Meliadine mine; and (ii) a 50% interest in the Canadian Malartic Complex (which is held indirectly through the Partnership, which is held both directly and indirectly through the Company’s 50% interest in CMC). The Canadian Malartic Complex is comprised of the Canadian Malartic mine and the Odyssey mine. The Company has entered into the Yamana Transaction, under which, upon closing, it will acquire, among other things, the 50% interest in the Canadian Malartic Complex that it doesn’t currently own. See “General Development of the Business – Three-Year History – 2022”.

The Company’s operations in Finland are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which owns the Kittila mine.

The Company’s Canadian operations in Ontario are conducted through its direct subsidiary, KLG, which owns the Detour Lake mine and the Macassa mine.

The Company’s Australian operations are conducted through its indirect subsidiary, Fosterville Gold Mine Pty Ltd., which owns the Fosterville mine.

The Company’s interest in the Pinos Altos mine, located in Mexico, is held through its indirect subsidiary, Agnico Eagle Mexico, S.A. de C.V. The La India mine is owned by the Company’s indirect subsidiary, Agnico Sonora, S.A. de C.V.

The Company’s Exploration group focuses primarily on the identification of new mineral reserves and mineral resources and new development opportunities in politically stable regions. Current exploration activities are concentrated in Canada, Australia, Europe, Latin America and the United States. Several projects were evaluated during 2022 in these regions where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company’s properties include 83 properties in Canada, 16 properties in Australia, two properties in Finland, 14 properties in Mexico, five properties in the United States, one property in Sweden, and two properties in Colombia. Exploration activities are managed from offices in: Val-d’Or, Quebec; Kirkland Lake, Timmins, and Dobie, Ontario; Bendigo and Darwin, Australia; Kittila, Finland; Chihuahua and Hermosillo, Mexico; Reno, Nevada; and Storuman, Sweden.

The Company has identified its LaRonde Complex, Canadian Malartic Complex, Meadowbank Complex, Meliadine mine, Detour Lake mine, and Fosterville mine as material properties as at the date of this AIF. The following is a description of the Company’s material properties as at the date of this AIF.

LaRonde Complex

The LaRonde Complex is situated approximately halfway between Rouyn-Noranda and Val-d’Or in northwestern Quebec (approximately 470 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac and consists of the LaRonde mine and the LaRonde Zone 5 mine. At December 31, 2022, the LaRonde Complex was estimated to have proven and probable mineral reserves containing approximately 3.23 million ounces of gold comprised of 23 million tonnes of ore grading 4.42 grams gold per tonne. The LaRonde Complex consists of the LaRonde property and the adjacent El Coco, Terrex and Bousquet properties, each of which is 100% owned and operated by the Company. The LaRonde Complex can be accessed either from Val-d’Or in the east or from Rouyn-Noranda in the west, each of which are located approximately 60 kilometres from the LaRonde mine, via Quebec provincial highway No. 117. The LaRonde mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde mine. The Company first acquired an interest in the LaRonde property in 1974 through an indirect investment in Dumagami.

The LaRonde mine operates under mining leases obtained from the Ministry of Natural Resources and Forests (Quebec) and under certificates of approval granted by the Ministry of Environment, Fight Against Climate Change, Wildlife and Parks (Quebec). The

LaRonde property consists of 36 contiguous mining claims and one provincial mining lease. The El Coco property consists of 22 contiguous mining claims and one provincial mining lease. The Terrex property consists of 21 mining claims and one provincial mining lease. The mining leases on the LaRonde, El Coco and Terrex properties expire in 2028, 2031 and 2034, respectively. The Terrex lease is renewable for three further ten-year terms upon payment of a small fee, while the El Coco and LaRonde leases are eligible for two and one additional ten-year terms, respectively. The Company also has a total of ten surface rights leases that relate to, among other things, the waterline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

Location Map of the LaRonde Complex (as at December 31, 2022)

The LaRonde mine includes underground operations at the LaRonde, Bousquet, El Coco and Terrex properties that can all be accessed from the Penna Shaft, a mill, a treatment plant, a secondary crusher building and related facilities. In 2003, exploration work started to extend outside of the LaRonde property onto the Terrex property where a down-plunge extension of Zone 20 North was discovered. The Terrex property is subject to a 5% net profits royalty in favour of Delfer Gold Mines Inc. No royalties on this part of the property were paid in 2022. The Company does not expect to pay royalties in respect of this part of the property in 2023. In 2022, 99.6% of the ore processed from the LaRonde mine was extracted from the deeper portion of the LaRonde mine (that is, below Level 245) or the “LaRonde mine extension”. In 2023, the Company anticipates that approximately 92% of the ore processed will be from this deeper part of the mine.

Located on the Bousquet property, the LaRonde Zone 5 mine is an underground operation accessed via ramp. It is adjacent to the LaRonde mine and shares certain infrastructure with the LaRonde mine. Commercial production at the LaRonde Zone 5 mine was achieved on June 1, 2018. The Bousquet property is subject to a 2% net smelter return royalty in favour of Royal Gold Inc. The mining method is similar to that currently employed at the LaRonde and Goldex mines (long hole stoping, with cemented paste backfill) and ore is processed in the Lapa mine circuit at the LaRonde processing plant.

Map of Abitibi region showing location of Company properties.

Mining and Milling Facilities

Surface Plan of the LaRonde Complex (as at December 31, 2022)

The LaRonde mine was originally developed with a 1,207-metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to Level 25 of Shaft #1 and continues down to Level 220 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to Level 6 (approximately 280 metres depth).

A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 6 and 7.

In 2006, the Company initiated construction of the LaRonde mine extension. Hoisting from this deeper part of the LaRonde mine began in the fourth quarter of 2011 and commercial production from the LaRonde mine extension was achieved in November 2011. Access to the deeper part of the LaRonde mine is provided through a 823-metre internal shaft (Shaft #4) completed in November 2009 that starts from Level 203, for a total depth of 2,858 metres below the surface. A ramp is used to access the lower part of the orebody down to 3,170 metres below the surface. An internal winze system is used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below the surface, where it is transferred to the Penna Shaft hoist.

The Company’s operations at the LaRonde Zone 5 mine go to a depth of 380 metres below surface. Mineral reserves at the LaRonde Zone 5 mine extend down to 650 metres below surface. Ore is hauled to the surface with a fleet of trucks. The mine relies heavily on automation between shifts when personnel are not underground to increase productivity. The LaRonde Zone 5 mine shares infrastructure with the LaRonde mine but also requires limited dedicated infrastructure, including a backfill plant.

Mining Methods

All ore at the LaRonde Complex comes from underground mining activities. During 2022, two mining methods were used: longitudinal retreat with cemented paste backfill and transverse open stoping with paste backfill or unconsolidated rockfill. The execution of these mining methods is very similar at both mines. Levels at the LaRonde mine are spaced at 30 metres and levels at the LaRonde Zone 5 mine are spaced between 30 and 40 metres. Stopes at both mines have an average width of 15 metres.

With the transverse open stoping method, a drawpoint is developed perpendicular to the ore above and below the stope. The sequence, which is dictated by seismicity at LaRonde, leads to the use of cemented or uncemented fill depending on whether the stope will be exposed in the future. The transverse method is typically used in seismically active ground when the ore is sufficiently thick.

With the longitudinal method, a drive is developed above and below the stope in the ore parallel to the orebody. The ore is then mined in a series of stopes retreating toward the drawpoints used to gain access to the ore. Almost all of the stopes have to be filled with cemented pastefill as they are almost all exposed to future stopes. This method is typically used when the ore is of smaller width or when seismicity is not anticipated to be of significant concern.

The Company’s operations at the LaRonde mine reach more than three kilometres below the surface. There are very few resources available to model the geomechanical conditions at this depth, where operations are subject to high stress levels and seismic activity. The Company conducts periodic technical reviews of its operations at these levels using consultants with experience in deep mining and has established a committee of these consultants and internal personnel that meets periodically. The Company uses the results of these technical reviews and the advice of the committee to adapt best mining practices and adjust the mining sequence for its operations at these depths. The Company has developed what it believes to be one of the largest seismic monitoring systems in the world. The Company monitors, and when it believes appropriate, applies proactive non-entry protocols to the mine. The Company’s engineering department is available on a 24-hour basis to respond to any seismic activity that is detected.  In addition, the Company has located the infrastructure of the LaRonde mine (including the shaft and the processing facilities) in areas that it believes to be of greater stability.

In 2022, following an increase of the level of seismicity, the design of the ramp in the East mine was adjusted to move it further away from the geological structures, the impact of which is to slow down the mining sequence. Following this change in development, a transition to pillarless mining is expected to be implemented on a larger scale in 2023, resulting in a longer cycle time to extract stopes and therefore a reduced mining rate.  This transition to pillarless mining has resulted in reduction in gold production for 2023 and 2024, as compared to previously issued guidance, and has resulted in a revised mine plan.  See “- Production and Mineral Recoveries” below.

Surface Facilities

Surface facilities at the LaRonde mine include a processing plant with a daily capacity of 7,000 tonnes of ore, which has been expanded four times since 1987 from the original rate of 1,630 tonnes per day. The LaRonde mine is also the site for the Lapa mine ore processing plant (2,000 tonnes per day), which was commissioned in the second quarter of 2009, and later renamed the “LZ5 processing facility/mill” which is now used to process ore from the LaRonde Zone 5 mine.

The ore from the LaRonde mine requires a series of grinding, copper/lead flotation, zinc flotation and zinc tails precious metals leaching circuits, now followed by CIP recovery. A copper flotation circuit is utilized to improve total gold recovery. Based on laboratory tests and processing experience, increased gold recovery is obtained with the combination of copper flotation and leaching. Zinc flotation is operated periodically based on the zinc feed grade and the anticipated net smelter revenue. Paste backfill and cyanide destruction plants operate intermittently based on underground requirements. A second paste backfill plant was commissioned in 2018 to feed the LaRonde Zone 5 mine. The tailings area has a dedicated cyanide destruction and metals precipitation plant that water passes through prior to recirculating to the mill. A biological water treatment plant addresses the presence of thiocyanate in the tailings ponds at the LaRonde mine. The plant uses bacteria to oxidize and destroy thiocyanate in the water and removes phosphate prior to its release to the environment.

The LaRonde LZ5 processing facility consists of a two-stage grinding circuit to reduce the granularity of the ore. The pulp is leached in a conventional CIL circuit to dissolve the balance of the precious metal. A carbon strip circuit recovers the gold from the carbon which is recycled to the leach circuit.

The Goldex concentrate circuit consists of pulp received from the Goldex mill via truck. The material is sent to the LaRonde leaching/CIP circuit for gold recovery along with LaRonde residual pulp.

Production and Mineral Recoveries

In 2022, the LaRonde Complex had payable production of 356,337 ounces of gold, 621,614 ounces of silver, 8,231 tonnes of zinc and 2,925 tonnes of copper from 2.815 million tonnes of ore grading 4.17 grams of gold per tonne, 15.19 grams of silver per tonne, 0.74% zinc and 0.22% copper. The production costs per ounce of gold produced at LaRonde Complex in 2022 were $792. The total cash costs per ounce of gold produced at LaRonde Complex in 2022 were $703 on a by-product basis and were $885 on a co-product basis. The LaRonde processing facility averaged 5,141.7 tonnes of ore per day and operated 88.9% of available time, the LZ5 processing facility averaged 1,954.4 tonnes of ore per day and operated 91.9% of available time. LaRonde mill gold and silver recovery averaged 94.36% and 86.31%, respectively and LZ5 processing facility gold recovery averaged 94.80%. LaRonde zinc recovery averaged 78.24% with a concentrate quality of 53.47% zinc. LaRonde copper recovery averaged 83.77% with a concentrate quality of 18.94% copper. In 2022, the production costs per tonne at LaRonde Complex were C$129.72 and the minesite costs per tonne were C$129.46.

The following table sets out the metal recoveries and concentrate grades at the LaRonde Complex in 2022.

		Copper		Zinc
		Concentrate		Concentrate
		(2,925 tonnes		(8,231 tonnes
		produced)		produced)
						Overall
	Head					Metal	Payable
	Grades	Grade	Recovery	Grade	Recovery	Recoveries	Production
Gold	4.17 g/t	358.7 g/t	62.11%	23.00 g/t	3.75%	94.43%	356,337 oz
Silver	15.19 g/t	714.6 g/t	45.78%	140.64 g/t	9.01%	86.31%	621,614 oz
Copper	0.22%	18.94%	83.77%	0.62%	—%	83.77%	2,925 t
Zinc	0.74%	3.07%	—%	53.47%	78.42%	78.24%	8,231 t

Annual production at the LaRonde Complex in 2023, which reflects the change in mining rate and the new mine plan, is expected to be between 265,000 and 285,000 ounces of gold, 617,000 ounces of silver, 3,000 tonnes of copper and 11,000 tonnes of zinc. The total cash costs per ounce of gold produced in 2023 on a by-product basis are expected to be $923, Production and minesite costs per tonne of C$150.00 are expected in 2023.

Environmental, Permitting and Social Matters

In 2020, the construction of water cell 5 (approximately 50 hectares) and a tailings filtration plant was initiated as part of the Tailings 2022 Project. All permits and leases were received and construction was completed in October 2022, with commissioning following shortly thereafter. Filtered tailings deposition started as planned with positive results in compaction and stability. The infrastructure required to manage the tailings produced during the current life of mine at LaRonde is now in place.

Several facilities are used to treat water at the LaRonde Complex. Water contained in tailings is treated to degrade cyanide using a sulphur dioxide and air process prior to being used in the paste backfill underground or sent to the filtration plant. Tailings are thickened to increase the solid content to around 61% prior to being pumped through the filters. The water that is separated from the solids is then pumped into the Water Cell 5. This water is transferred to polishing pond #1 to undergo a secondary treatment at a plant located between polishing ponds #1 and #2. The treatment consists of a peroxide silicate process to destroy residual cyanide, with the addition of lime and coagulant (ferric sulphate) to precipitate metals in polishing pond #2. The tailings storage area occupies approximately 170 hectares. Waste rock that is not used underground for backfill is brought up to the surface and stored to be used to build cofferdams and berms inside the pond to increase storage capacity, as well as for consolidation of the tailings in Extension A4. This tailings consolidation will form the foundation to deposit the filtered tailings on top. Reclamation of tailings and waste rock is included in the closure plan.

Due to the high sulphur content of the LaRonde mine ore, the Company addresses toxicity issues in the tailings pond water with the operation of a bacteria water treatment plant and the effluent has remained non-toxic since 2006. In addition, water from acid rock drainage around the processing facilities and the waste stockpiles is treated at a high-density sludge lime treatment plant to remove metals. Part of this water is then pumped underground for LaRonde mine operations and the remaining water is directed to the final effluent for discharge.

The Company has developed a “Good Neighbour” framework to oversee its relations with local communities  and First Nations communities. A dedicated community relations department at the LaRonde Complex maintains an open channel of communications with such communities.

Capital Expenditures

Capital expenditures at the LaRonde Complex during 2022 were approximately $174.2 million, which included sustaining capital expenditures, deferred expenses, development capital expenditures related to Zone LR 11-3 and the drystack tailings facilities and capitalized exploration.

Budgeted 2023 capital expenditures at the LaRonde Complex are $130.7 million, including sustaining capital expenditures, deferred expenses, development capital expenditures related to Zone LR 11-3 (part of the LaRonde mine), and capitalized exploration.

Development

At the LaRonde mine in 2022, 10.7 kilometres of lateral development was completed. At the LaRonde Zone 5 mine in 2022, 7.4 kilometres of lateral development was completed.

A total of 11.7 kilometres of lateral development is planned for the LaRonde mine in 2023. The focus of development remains the same as 2022, which is to develop the mine at depth. A total of 7.0 kilometres of lateral development is planned at the LaRonde Zone 5 mine in 2023. The focus of this development is the ramp downwards to secure future production and development of existing levels for 2023 production.

Geology, Mineralization, Exploration and Drilling

Geology

The LaRonde property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Geological Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake fault zone, marking the contact between the Abitibi and Pontiac Subprovinces, located approximately two kilometres to the south of the LaRonde property.

The geology that underlies the LaRonde mine consists of three east-west-trending, steeply south-dipping and generally south-facing regional groups of rock formations. From north to south, they are: (i) 400 metres (approximate true thickness) of the Kewagama Group, which is made up of a thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage that hosts all the known economic mineralization on the property; and (iii) 500 metres of the Cadillac Group, made up of a thick band of wacke interbedded with pelitic schist and minor iron formation.

Zones of strong sericite and chlorite alteration that enclose massive to disseminated sulphide mineralization (including the ore that is mined for gold, silver, zinc and copper at the LaRonde mine) follow steeply dipping, east-west-trending, anastomosing shear zone structures within the Blake River Group volcanic units across the property. These shear zones are part of the larger Doyon-Dumagami Structural Zone that hosts several important gold occurrences (including the Doyon gold mine, the Westwood mine and the former Bousquet mines) and has been traced for over ten kilometres within the Blake River Group, from the LaRonde mine westward to the Mouska gold mine.

Mineralization

The LaRonde deposit is a gold-rich volcanogenic massive sulphide deposit. LaRonde lenses were formed mainly by sulphide precipitation from hydrothermal fluids on the seafloor and by replacement below lenses. The stacking of the LaRonde lenses is the result of successive volcanic events, intercalated by cycles of hydrothermal activity associated with reactivation of synvolcanic faults.

The gold-bearing zones at the LaRonde mine are lenses of disseminated stringers through to massive aggregates of coarse pyrite with zinc, copper and silver content. Ten zones that vary in size from 50,000 to 40 million tonnes have been identified, of which four are (or are believed to be) economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also higher in areas where the pyrite lenses are crosscut by tightly spaced north-south fractures.

These historical relationships, which were noted at LaRonde Shaft #1’s Main Zone, are maintained at the Penna Shaft zones. The zinc-silver (i.e., Zone 20 North) mineralization with lower gold values, common in the upper mine, grades into gold-copper mineralization within the lower mine. The predominant base metal sulphides within the LaRonde mine are chalcopyrite (copper) and sphalerite (zinc).

The Company believes that Zone 20 North is one of the largest gold bearing massive sulphide mineralized zones in the world and one of the largest known mineralized zones in the Abitibi region of Ontario and Quebec. Zone 20 North contains the majority of the mineral reserves and mineral resources at the LaRonde mine, including 10.9 million tonnes of proven and probable mineral reserves grading 6.76 grams of gold per tonne, representing 88% of the total proven and probable mineral reserves tonnes at the LaRonde mine, 2.1 million tonnes of indicated mineral resources grading 4.28 grams of gold per tonne gold, representing 36% of the total measured and indicated mineral resources tonnes at the LaRonde mine, and 1.5 million tonnes of inferred mineral resources grading 7.31 g/t gold, representing 52% of the total inferred mineral resources tonnes at the LaRonde mine.

Zone 20 North extends from 700 metres below surface to at least 3,700 metres below surface, and remains open at depth. With increased access on the lower levels of the mine (i.e., below Level 245 and from the internal shaft on levels 257 and 278), the transformation from a zinc/silver orebody to a gold/copper deposit was effectively completed in 2017. The development of the West mine area, between Levels 278 and 314, provided access to a new zinc/silver rich sector beginning at the end of 2017.

Zone 20 North can be divided into an upper zinc/silver enriched gold poor zone and a lower gold/copper enriched zone. The zinc/silver zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold/copper zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from three to 40 metres. The zinc/silver zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold/copper zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. At depth, the massive sulphide lens becomes richer in gold and copper.

The LaRonde Zone 5 horizon consists of a four-to-30 metres thick horizon of disseminated to stringer sulphide mineralization containing 5% to 20% pyrite and traces of chalcopyrite with rare millimetre-wide grains of visible gold. The LaRonde Zone 5 horizon has a large geological footprint and has been estimated to contain a mass of more than 26 million tonnes. The LaRonde Zone 5 horizon can be followed over 900 metres of east-west strike length over the Bousquet property and another 400 metres on the Ellison property for a total strike length of 1,300 metres. LaRonde Zone 5 has been traced vertically for almost 1,000 metres showing a steep dip to the southwest. In an enlarged area of LaRonde Zone 5, there is gold enrichment near the margins of the economic envelope. LaRonde Zone 5 includes two high grade portions named Zone 5 Footwall and Zone 5 Hanging wall.

Exploration and Drilling

Massive sulphides were discovered in outcrop on the LaRonde property in 1937. Modern reconnaissance exploration began on the property in the 1960s, leading to Dumagami publishing an initial, historic mineral resource estimate in 1965.

Diamond drilling is used for exploration on the LaRonde Complex properties. In 2022, 59 holes (31,460 metres) were drilled for conversion and exploration, which includes LaRonde Zone 5 exploration from surface.

The main focus of the 2022 exploration program was continuing the investigation and conversion of Zone 20 North at depth in both the West mine and East mine areas by extending drill targets down to 3.5 and 3.6 kilometres depth. Exploration also continued at the adjacent Bousquet property with two holes being completed from Bousquet 2 level 9-0 exploration drift. The objective was to investigate the extent of Zone 3-1 between 1.0 and 3.0 kilometres depth. Exploration drilling was also conducted from surface at LaRonde Zone 5 to convert Zones 4 and 4-1 on the Ellison property and target the Zone 5 extension at depth on the Ellison property towards the west.

In 2023 at the LaRonde Complex, the conversion and exploration program will continue with several targets, including Zone 20 North East and West mines, Zone 3-1, Zone 3-4, Zone 4 and Zone 5, with the aim of adding new mineral reserves and mineral resources to extend expected mine life. The planned work program includes further extension of the exploration drift on Level 215 by 1,060 metres to the west to provide drill platforms to test the vertical extensions of known zones on the Bousquet property and below the LZ5 deposit.

Overall at the LaRonde Complex in 2023, the Company expects to spend $9.8 million on 43,000 metres of exploration drilling and exploration ramp development as well as $1.6 million on 13,200 metres of capitalized drilling.

Mineral Reserves and Mineral Resources

For a table setting out the mineral reserves and mineral resources at the LaRonde Complex, see “Operations & Production – Mineral Reserves and Mineral Resources”.

Goldex Mine

At December 31, 2022, the Goldex mine was estimated to have proven and probable mineral reserves containing approximately 962,000 ounces of gold comprised of 18.4 million tonnes of ore grading 1.62 grams of gold per tonne.

Location Map of the Goldex mine (as at December 31, 2022)

In 2022, the Goldex mine had payable production of 141,502 ounces of gold from 2.9 million tonnes of ore grading 1.68 grams of gold per tonne. The production costs per ounce of gold produced at Goldex in 2022 were $734. The total cash costs per ounce of gold produced at Goldex in 2022 were $765 on both a by-product basis and on a co-product basis and the processing facility averaged 8,055 tonnes of ore per day. The production costs per tonne were C$46 and the minesite costs per tonne at Goldex were C$47 in 2022.

Gold production in 2023 at the Goldex mine is expected to be between 130,000 to 140,000 ounces at estimated total cash costs per ounce on a by-product basis of gold produced of $786, Production and minesite costs per tonne are estimated to be C$50.00.

Starting 2024, the Company expects to process ore mined from the Akasaba West property at the Goldex mill, providing additional ore of between 1,500 to 1,750 tonnes of ore a day grading 0.84 grams of gold per tonnes and a copper grade of 0.48%. The Akasaba West project is located approximately 30 kilometres from Goldex. The Akasaba West project is estimated to have proven and probable mineral reserves of 147,000 ounces of gold and 25,900 tonnes of copper from 5.4 million tonnes of ore grading 0.84 grams of gold per tonne and 0.48% copper.

Canadian Malartic Complex

The Canadian Malartic Complex is comprised of the Canadian Malartic mine and the Odyssey mine.  The Canadian Malartic Complex is located within the town of Malartic, Quebec, approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic, Dubuisson and Surimau.  At December 31, 2022, the Canadian Malartic Complex are estimated to have proven and probable mineral reserves containing approximately 1.60 million ounces of gold comprised of 53.4 million tonnes of ore, grading 0.93 grams of gold per tonne (representing the Company’s 50% interest).

The Company acquired its 50% interest in the Canadian Malartic mine on June 16, 2014 through its joint acquisition of Osisko with Yamana. See “General Development of the Business – Pre-2019” for further details of the Company’s acquisition of its 50% interest in the Canadian Malartic mine. In November 2022, the Company entered into the Yamana Transaction with Pan American and Yamana under which, among other things, the Company will acquire from Yamana its Canadian based assets, including the 50% interest in the Canadian Malartic Complex that the Company does not currently own. The Yamana Transaction is expected to close on or about March 31, 2023, subject to regulatory approval. Unless otherwise indicated, the disclosure in this AIF relating to the Canadian Malartic Complex is based on the 50% interest held by the Company as of December 31, 2022.

Following the completion of an internal technical evaluation (the “Odyssey Study”), in February 2021 the Partnership approved the construction of a new underground mining complex at the Odyssey mine. The Odyssey mine is adjacent to the Canadian Malartic mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North and Odyssey South). At the end of 2022, production stope design and drilling was initiated, and the first development ore was processed at the mill (approximately 59,000 tonnes grading 0.87 grams of gold per tonne containing 1,567 ounces of gold). In terms of construction, the focus in 2022 was on completing infrastructure related to production and shaft sinking startups. Production commenced in March 2023 and the shaft sinking is scheduled to start during the last week of March 2023.

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Natural Resources and Forests (Quebec) and under certificates of approval granted by the Ministry of Environment, Fight Against Climate Change, Wildlife and Parks (Quebec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Camflo property, the Canadian Malartic mine, the Radium North property, as well as the Midway (which consists of the Fournière, Midway and Piché-Harvey properties) and Rand properties. The Odyssey mine is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect. The Canadian Malartic property consists of a contiguous block comprising two mining concessions, six mining leases and 327 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between November 24, 2029 and November 1, 2042, and each lease is automatically renewable for three further ten year terms upon payment of a small fee.

The Canadian Malartic mine can be accessed from either Val-d’Or or Rouyn-Noranda via Quebec provincial highway No. 117. The Canadian Malartic mine is serviced by a rail-line which passes through the town of Malartic and the nearest airport is in Val-d’Or.

A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the residents of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre-stripping work.

Most of the mining claims that make up the Canadian Malartic mine are subject to a 5% net smelter return royalty payable to Osisko Gold Royalties Ltd. The mining claims comprising the CHL Malartic prospect are subject to 3% net smelter return royalties payable to each of Osisko Gold Royalties Ltd and Abitibi Royalties Inc. In addition, 181 of the mining claims at the Canadian Malartic property are also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances. In 2022, the Partnership, which is the operator of the Canadian Malartic mine, paid C$90.1 million in the aggregate with respect to these net smelter return royalties.

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network by February 2011, and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

Mining and Milling Facilities

Surface Plan of the Canadian Malartic Mine (as at December 31, 2022)

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. In 2022, the Partnership built a new tailing cell (PR7) at the tailings storage facility to extend the life of the tailing storage facility until the in-pit deposition of tailings commences. In 2023, it is planned to increase the capacity of the South-East Basin by relocating the pumping stations and increasing dikes.

In 2022 at the Odyssey mine, continued progress was made on underground development which remained largely in line with the project schedule. At year-end 2022, the ramp reached a total of 2,961 metres. An additional 1,462 metres of ramp development is planned for 2023. In 2023 at the Odyssey mine, the Partnership expects to focus on preparing the required infrastructure to initiate the shaft sinking in the fourth quarter and preparing infrastructure and completing mine development to support the Odyssey South production which started in March 2023.

Mining Methods

Mining at the Canadian Malartic mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The current mine production schedule was developed to feed the mill at a nominal rate of 51,500 tonnes per day. The continuity and consistency of the mineralization, coupled with tight definition drilling, that has been confirmed by many years of mining operations, demonstrate the amenability of the mineral reserves and mineral resources to the selected mining method. The throughput at the Canadian Malartic mine in 2022 averaged 53,534 tonnes per day.

Mining at the Odyssey mine will be done using underground methods. The mine design at the Odyssey mine includes a 1,800 metre deep production-services shaft with an expected capacity of approximately 20,000 tonnes per day. Mining activities are expected to primarily use a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria. The project is expected to use a combination at Odyssey of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. Production using the ramp commenced in march 2023, and is expected to increase up to 3,500 tonnes per day in 2024. In 2022, focus was on the construction of the headframe and other infrastructure required for shaft sinking, which is scheduled to begin during the last week of March 2023. The shaft will have a depth of approximately 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030, respectively.

Surface Facilities

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day.

Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility. The end of life of the tailings storage facility is estimated to be mid-year 2024 with the addition of the PR7 cell. From then onwards, the tailings are expected to be pumped into the Canadian Malartic pit.

The Odyssey mine will use the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities.

Production and Mineral Recoveries

During 2022, Agnico Eagle’s attributable 50% share of the Canadian Malartic mine’s payable production was 329,396 ounces of gold and 245,394 ounces of silver from 19.5 million tonnes of ore (100% basis) grading 1.146 grams of gold per tonne and 1.033 grams of silver per tonne. The production costs per ounce of gold produced at Canadian Malartic in 2022 were $716. The total cash costs per ounce of gold produced at Canadian Malartic in 2022 were $787 on a by-product basis and $803 on a co-product basis. The Canadian Malartic processing facility averaged 53,534 tonnes per day (100% basis) and operated approximately 94.2% of available time. Gold and silver recovery averaged 91.5% and 75.7%, respectively. The production costs per tonne at Canadian Malartic were C$31 in 2022 and the minesite costs per tonne were C$35 in 2022.

The following table sets out the metal recoveries at the Canadian Malartic mine on a 100% basis in 2022.

		Overall
	Head	Metal	Payable
	Grade	Recovery	Production
Gold	1.146 g/t	91.5%	658,792 oz
Silver	1.033 g/t	75.7%	490,787 oz

Annual production at the Canadian Malartic mine in 2023 is expected to be between 575,000 to 595,000 ounces of gold and 300,000 ounces of silver. The total cash costs per ounce in 2023 are expected to be approximately $873 per ounce on a by-product basis. Production and minesite costs per tonne of C$42.30 are expected in 2023. This production and cost guidance assumes 50% ownership of Canadian Malartic for the first three months of 2023 and 100% ownership for the last nine months of the year.

Environmental, Permitting and Social Matters

In 2015, the Partnership developed and implemented a plan to mitigate noise, vibrations, atmospheric emissions and ancillary issues related to the Canadian Malartic mine. Mitigation measures were put in place to improve the process and attempt to reduce environmental non-compliance events. As a result, over time, the Company believes that the Partnership has improved its environmental performance. With respect to activities in 2022, the Partnership received one non-compliance notice for NOx emissions during a blast in the fourth quarter of 2022.  A team of on-site environmental experts continue to monitor regulatory compliance in terms of approvals, permits, directives and requirements and continue to implement improvement measures.

Since 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens, including the implementation of a “Good Neighbour Guide”, which includes compensation and home-acquisition programs. Over 95% of the residents of Malartic have agreed to participate in the compensation program.

As part of ongoing stakeholder engagement, an agreement with four First Nations groups was entered into in 2020. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

The waste rock pile has storage capacity for approximately 740 million tonnes.

The expansion of the open pit, with production from the Canadian Malartic pit extension, is expected to increase the total amount of tailings to approximately 300 million tonnes over the life of mine. As of December 31, 2022, the residual total capacity of the current tailings management facility is estimated to be 25 million tonnes, including the tailings cells authorized by the Ministry of Environment, Fight Against Climate Change, Wildlife and Parks (Quebec) in 2021 and 2022 (PR6 and PR7 cells). Construction of the PR6 cell was completed in 2021 and the cell is now full.  The PR7 cell construction commenced in October 2022 and tailings deposition started in December 2022.  Another tailing cell (PR8) has been authorized by a decree amendment to allow a contingency at the tailing storage facility but it is not the plan to build that tailings cell if it is not required.  The Partnership plans to store tailings in the Canadian Malartic pit at the end of its operations and the current mine plan includes approximately 169 million tonnes of waste rock and 108 million tonnes of tailings being deposited in the Canadian Malartic pit beginning in 2024.

All permits (decree amendments and authorizations) related to the Canadian Malartic and Odyssey mines, including the in-pit tailings deposition, have been received.

An annual water site balance is maintained to provide an estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic and Odyssey mines during an average precipitation year and estimates effluent volumes. The water quality of the southeast pond is monitored and any excess water requiring treatment is directed towards the water treatment plant. All water released into the environment meets water quality requirements. The current treatment plant does not treat ammonia; if required, the treatment plant will be modified to treat ammonia. In addition to ensuring effluent compliance, this water treatment plant reduces the risks associated with surface water management and adds flexibility to the water usage system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste rock dump, revegetating the surrounding area, dismantling the plant and associated infrastructure and performing environmental inspection and monitoring for a period of five years. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs. Reclamation plans for the Canadian Malartic and Odyssey mines were updated in 2021, and updated closure plans were submitted and approved in accordance with regulatory requirements.

Capital Expenditures

The Company’s portion of capital expenditures at the Canadian Malartic mine during 2022 were approximately $197.7 million, which included sustaining capital expenditures, deferred expenses, capitalized exploration and costs associated with the Odyssey mine. The Company’s budgeted 2023 capital expenditures at the Canadian Malartic mine are $250.2 million, which includes capitalized exploration and $133.4 million in capital expenditures expected to be incurred in connection with the Odyssey mine. The budgeted 2023 capital expenditures assume a 50% ownership of Canadian Malartic for the first three months of 2023 and 100% ownership for the last nine months of the year.

Development

Development activities in 2022 focused on constructing infrastructure related to the Odyssey mine – the shaft sinking and the Odyssey south production startups. For the shaft sinking start up, the Partnership constructed a headframe, a temporary sinking hoist building, and a waste silo. Construction activities related to the production start up included the construction of the 1,120kV powerline, an associated sub-station and a paste plant. The main hoist building and several other service infrastructure were also started and/or delivered throughout the mine site in 2022.

Development activities in 2023 are expected to include the completion of the headframe and paste plant, the continuation of the main hoist building construction and the startup of the administrative building construction. The two first projects are required to initiate the shaft sinking, which is expected in the first quarter of 2023 and to achieve the Odyssey South production startup, (which started in early March 2023). The main hoist building and the main administrative building at the Odyssey mine are expected to be completed by the end of 2024.

At year-end 2022, the ramp in the underground mine had progressed by 1,370 linear metres and an additional 8,459 metres of lateral development were excavated. In 2023, a total of 10,619 metres of development is planned.

Geology, Mineralization, Exploration and Drilling

Geology

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake – Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280 – N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 16 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 kilometre strike and a width of 1 kilometre (perpendicular to the strike), and from surface to 400 metres below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), that are all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northwest of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7 kilometre strike and a width of 900 metres (perpendicular to the strike), and from surface to 480 metres below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dikes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3 kilometre strike and a width of 1.1 kilometres (perpendicular to the strike), and from the bottom of the South Barnat actual pit design to approximately 1,800 metres below surface. The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open pit deposit.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 kilometre strike and a width of 500 metres (perpendicular to the strike), and from surface to approximately 1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.5 to 2.0%).

The East Gouldie deposit is located south of the Odyssey deposit and has a strike length of at least 2.1 kilometres and extends from approximately 780 metres below surface to more than 1.9 kilometres depth. It’s generally constrained in a west-trending high-strain corridor (40 to 100 metres true width) that dips approximately 60 degrees north. The high strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dikes and mafic dikes. Evidence for folds in bedding occur in historical surface geology maps and in drill core, but the deposit is tabular and relatively straight. The mineralization is hosted in highly strained intervals of greywacke with 1% to 2% disseminated pyrite and strong silica alteration, and moderate sericite and carbonate alteration. Intermediate porphyritic dikes locally occur in the mineralized zones and are gold-bearing where affected by the high strain and alteration. Minor irregular cm- to dm-scale quartz veins occur, some with visible gold, but the bulk of the gold mineralization is interpreted to be associated with the disseminated style of mineralization.

Several other mineralized zones have been documented within the LLCFZ, namely Malartic Goldfields, North Barnat, East Amphi, Western Porphyry and Fourax, all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.

Exploration and Drilling

Gold was first discovered in the Malartic area in 1923 by the Gouldie Brothers at what is now designated the Gouldie Zone. Between 1935 and 1983, the Canadian Malartic, Barnat/Sladen and East Malartic mines produced approximately 5.5 million ounces of gold mostly from underground operations.

Diamond drilling is used for mine exploration and resource conversion on the Canadian Malartic property. In 2022, 309 holes, hole extensions or wedge holes (151,249 metres) were drilled with the aim of converting inferred mineral resources into indicated mineral resources or extending the known gold mineralized zones. The main focus of the 2022 drilling program was the East Gouldie deposit and the Odyssey deposits.

In 2022, regional exploration on the Canadian Malartic property involved 28 holes (25,914 metres) of exploration drilling in the eastern extension of the East Gouldie deposit (Rand, Midway and Canadian Malartic mine properties) at the East Amphi property and on strike with the former Barnat mine.

In 2023, the Company expects to spend a total of approximately $21.8 million (50% basis for the first quarter of 2023 and 100% basis for the remaining quarters of 2023) for 164,000 metres of drilling (100% basis). Exploration at the Odyssey project includes 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional inferred mineral resources to indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey’s internal zones.

Approximately 22,000 metres of exploration drilling is planned mainly to complete a first phase of drilling at the adjacent Camflo property acquired by the Partnership in 2021 for its near-surface, bulk-tonnage gold mineralization potential. The remaining 40,000 metres of drilling will be directed to gold targets along the Barnat and East Gouldie corridors on the Canadian Malartic and Rand Malartic properties.

Mineral Reserves and Mineral Resources

For a table setting out the mineral reserves and mineral resources at the Canadian Malartic property, see “Operations & Production – Mineral Reserves and Mineral Resources”.

Kittila Mine

At December 31, 2022, the Kittila mine was estimated to have proven and probable mineral reserves containing approximately 3.7 million ounces of gold comprised of 27.3 million tonnes of ore grading 4.20 grams of gold per tonne.

Location Map of the Kittila mine (as at December 31, 2022)

In 2022, the Kittila mine had payable production of 216,947 ounces of gold from 1.9 million tonnes of ore grading 4.13 grams of gold per tonne. The production costs per ounce of gold produced at Kittila in 2022 were $971. The total cash costs per ounce of gold produced at Kittila in 2022 were $980 on a by-product basis and were $981 on a co-product basis and the processing facility averaged 5,923 tonnes of ore per day and operated 89% of available time. The production costs per tonne at Kittila were €103 and the minesite costs per tonne were €101 in 2022.

Gold production in 2023 at the Kittila mine is expected to be between 190,000 and 210,000 ounces of gold at estimated total cash costs per ounce of approximately $950 on a by-product basis. Minesite costs per tonne of approximately €102 are expected in 2023.  The Kittila guidance assumes that the permitting restrictions currently affecting the Kittila mine that limits the mining rate to no more than 1.6Mtpa remain in place (see below).

Capital expenditures at the Kittila mine during 2022 were approximately $101.6 million, which included the nitrogen removal plant, the shaft project, the 5G network and capitalized exploration. Budgeted 2023 capital expenditures at the Kittila mine are $92.2 million, including capitalized exploration.

In 2020, the Regional State Administrative Agency of Northern Finland granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that would allow Agnico Finland to enlarge the CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court in Finland by a third party. The appeals were granted, in part, in July 2022 with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland. In August 2022, the Company appealed the decisions of the Vaasa Administrative Court to the Supreme Administrative Court of Finland (“SAC”) and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland’s appeal. On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring nitrogen emission levels for 2022, ensuring the Company’s environmental compliance with regards to nitrogen emissions. However, the SAC interim decision did not uphold the expansion of the mine to 2.0 Mtpa and the Vaasa Administrative Court decision is valid until a final decision is issued by the SAC. In the fourth quarter of 2022, the Company reduced its underground production levels to respect the mining volume requirements of the current permit. The Company expects a final decision from the SAC during the second half of 2023. Until then, the Company will rely on the current mining permit of 1.6 Mtpa while maintaining operational flexibility to reach the 2.0 Mtpa volume in the event of a positive decision by the SAC. If the SAC does not reinstate Agnico Finland’s right to operate at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher.

Meadowbank Complex

The Meadowbank Complex includes the Meadowbank mine and the Amaruq satellite deposit. The Meadowbank mine, which achieved commercial production in March 2010, is located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. In 2017, the Company approved the development of the Amaruq satellite deposit at Meadowbank, which is located 50 kilometres northwest of the Meadowbank mine, and it achieved commercial production on September 30, 2019. In February 2021, the board of directors (the “Board”) of the Company approved the construction of the Amaruq underground project and commercial production was subsequently achieved on August 1st, 2022.

At December 31, 2022, the Meadowbank Complex was estimated to contain proven and probable mineral reserves of 2.16 million ounces of gold comprised of 16.6 million tonnes of ore grading an average of 4.05 grams of gold per tonne. The Company acquired its 100% interest in the Meadowbank mine in 2007 through its acquisition of Cumberland. The Amaruq property is also 100% owned by the Company as a result of agreements with Nunavut Tunngavik Inc. (“NTI”) in 2013 and with the Kivalliq Inuit Association (“KIA”) in 2017.

Location Map of the Meadowbank Complex, including the Amaruq satellite deposit (as at December 31, 2022)

The Meadowbank Complex is held under 24 Crown mining leases, four exploration agreements and one Crown mineral claim. The Crown mining leases, which cover the Portage, Goose and Goose South deposits at the Meadowbank site, all of which are now mined out, are administered under federal legislation. The Crown mining leases, which have renewable 21-year terms, have no annual work commitments but are subject to annual rental fees that vary according to their renewal date. The production lease with the KIA is a surface lease and requires the payment of C$71,000 annually. Production from subsurface lease areas is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations. To conduct exploration on the Inuit-owned lands at the Meadowbank Complex, the Company must receive approval for an annual work proposal from the KIA, the body that holds the surface rights in the Kivalliq District and administers land use in the region through various boards.

The four Meadowbank exploration agreements are granted by NTI, the corporation responsible for administering subsurface mineral rights on Inuit-owned lands in Nunavut. Production from the agreements is subject to a 12% net profits interest royalty from which annual deductions are limited to a percentage of the gross revenue. The one Crown mineral claim is subject to land fees and work commitments.

To stake the original Amaruq property, the Company initiated negotiations with NTI and an agreement was signed in early 2013, at which time the Company obtained a 100% interest in the property. The resulting NTI exploration agreement is identified as Inuit Owned Land area BL42-001 and BL43-001, that was subsequently expanded to cover 40,839 hectares, including the 285-hectare production lease, BL43-001-PL. During the exploration phase, lands within exploration agreements can be held for up to 20 years (expiring on December 31, 2032) and the production lease for up to ten years (expiring on April 30, 2029), that may be renewed for two additional five years terms. In 2015 and 2017, the Company added mineral rights to the project; the claims, after the amended Nunavut Mining Regulations (2020), cover 84,408 hectares. The additional claims are held under Crown-Indigenous Relations and Northern Affairs Canada (CIRNAC) and are referred to as federal Crown land. As of December 2022, the property totals 125,247 hectares.

The Meadowbank area has an arid arctic climate. Surface geological work can be carried out from mid-May to mid-October, while mining, milling and exploration drilling can take place throughout the year, though outdoor work can be limited in December and January by the cold and darkness.

The Meadowbank mine is accessible from Baker Lake, located 70 kilometres to the south, over a 110-kilometre all-weather road that was completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year-round airport facilities. The Meadowbank mine also has a 1,752-metre long gravel airstrip, permitting access by air. Fuel, equipment, bulk materials and supplies are shipped by barge and ship from Montreal, Quebec (or Hudson Bay port facilities) into Baker Lake during the summer port access period that starts at the end of July each year. Fuel and supplies are transported year-round to the site from Baker Lake by conventional tractor trailer units. Scheduled and chartered flights provide transportation for personnel and air cargo.

A 64-kilometre road from the Meadowbank site to the Amaruq satellite deposit was completed in August 2017 and it was widened for ore haulage in November 2018. Ore from the Amaruq satellite deposit is hauled to the Meadowbank mill using long haul off-road type trucks.

Mining and Milling Facilities

Surface Plan of the Meadowbank Mine (as at December 31, 2022)

635 000 E
637 500 E
640 000 E
642 500 E
N
Road to Amaruq
Vault waste rock storage facility
Wally Lake
Vault dike
Ore stockpile
Vault pit
Phaser pit
BB Phaser pit
7 220 000N
7 217 500N
Vault haul road
Dike
Portage waste rock storage facility
Tailings storage facility
7 215 000N
Portage pit (North)
Air strip
Ore stockpile
Mine buildings, Camp
East dike
Processing plant
Second Portage Lake
Ore stockpile
Waste rock storage facility
Portage pit (South)
South camp dike
Waste rock storage facility
7 212 500N
Goose pit
Bay Goose dike
Third Portage Lake
7 210 000N
MEADOWBANK
0
2.5
kilometres
Coordinate system: UTM NAD83-Z14N

Surface Plan of the Amaruq satellite deposit at Meadowbank (as at December 31, 2022)

All required aggregates used in the mining process at the Meadowbank site are produced from waste material taken from the Portage and Vault pits. The same principle is applied at the Amaruq satellite deposit at Meadowbank, with material sourced from quarries and the Whale Tail and IVR pits. In 2008, a dewatering dike was constructed to access the north half of the Portage pit. The Bay-Goose dike, a major dewatering dike required to access the southern portion of the Portage and the Goose pits, was completed in 2011. Three tailings impoundment dikes: Saddle Dam 1, Saddle Dam 2 and Stormwater Dike, were built in 2009 and 2010. The final elevation of the Stormwater dike was completed in 2014. Construction of the main tailings impoundment dike, Central Dike, began in 2012 and was completed in 2015. Construction of the eight-kilometre long access road to the Vault pit was completed in 2013.

At the Amaruq satellite deposit, dewatering dikes in the northern part of Whale Tail Lake and the eastern end of Mammoth Lake were required to mine the Whale Tail deposit. The construction of Whale Tail Dike in 2018 and 2019 and Mammoth Dike in 2019 allowed mining of the Whale Tail deposit by isolating the pit from the Whale Tail Lake and Mammoth Lake. The NE Dike was constructed in 2018 and 2019 to prevent water from the North-East watershed to reach Whale Tail Pit. The WRSF Dike was constructed in 2018 and 2019 to prevent contact water from the Whale Tail Waste Rock Storage Facility to reach Mammoth Lake.  The IVR dike was completed in 2021, allowing the operation of IVR attenuation pond.

In 2022, the construction activity of the water management infrastructure at the Whale Tail Project was limited to some maintenance work on the East abutment of the Whale Tail Dike. Continuation of maintenance work along the East abutment and West abutment are planned in 2023.

Mining Methods

All ore at the Meadowbank Complex is now sourced from the Amaruq satellite deposit at Meadowbank. Mining at the Amaruq satellite deposit has historically been done by open pit methods using excavators and trucks. The ore is extracted conventionally using drilling and blasting, then hauled by a long haul off-road truck fleet to the mill at the Meadowbank facilities for processing. Commercial production at the Whale Tail pit was achieved on September 30, 2019. The V Zone (IVR pit) began pre stripping activities in the third quarter of 2020 and achieved commercial production on December 31, 2020.

Mining activities at the Amaruq satellite deposit have transitioned to underground mining, with commercial production achieved as of August 1, 2022.  A surface portal and ramp are being used to support development and operations at the underground site.  The ramp is currently at a depth of approximately 380 metres below surface and in 2022 approximately 3,800 metres of underground development was completed.  Approximately 5,500 metres of underground development is planned for 2023.  The mining method used at the Amaruq underground deposit is long-hole open stoping and primary stopes are being backfilled using cemented rockfill.

A traditional truck and scoop tram approach is being used for underground mucking and hauling. Once at surface, ore is hauled by a long haul off-road truck fleet to the mill at the Meadowbank facilities for processing. Ore from the underground mine is blended with ore from the open pit during processing operations. Underground tailings is mixed with open pit tailings prior to deposit in-pit at the Meadowbank site.

Surface Facilities

The Meadowbank mine site facilities include a mill building, a mechanical shop, a power plant building, an assay lab,  a heavy vehicle maintenance shop, a secondary maintenance shop, warehouses and an ore stockpile dome.  A structure comprised of two separate crushers and high pressure grinding rolls (HPGRP)  flanks the main processing complex. Power is supplied by a 26.4-megawatt diesel electric power generation plant with heat recovery and an onsite fuel storage and distribution system. The mill-service-power complex is connected to the accommodations complex by enclosed corridors.

The accommodations complex at the Meadowbank mine consists of a permanent camp and a temporary camp to accommodate additional workers. The camp is supported by a sewage treatment, solid waste disposal and a potable water plant.

Facilities constructed at Baker Lake include a barge landing site located three kilometres east of the community and a storage compound. A fuel storage and distribution complex with capacity for 70 million litres of diesel fuel and 1.8 million litres of jet fuel is located next to the barge landing facility.

The process design at the Meadowbank mill consists of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIP circuit. The mill was designed to operate year-round, with an annual design capacity of 3.1 million tonnes (8,500 tonnes per day). The addition of a secondary crusher in 2011 increased the overall capacity in the mill to 3.6 million tonnes processed per year (9,840 tonnes per day). Since the installation of the secondary crusher, the plant has consistently exceeded 8,500 tonnes per day. Significant metallurgical testing has been conducted on samples from the Amaruq satellite deposit since 2014 to confirm its amenability to processing at the Meadowbank mill and the Meadowbank mill successfully processed ore from both Whale Tail and V Zone deposits in 2020.

The ore from the Amaruq satellite deposit at Meadowbank is transported to the Meadowbank facilities with a long haul off-road truck fleet. The ore is dumped into the gyratory crusher or into stockpiles designated by ore-type. The feed from the primary crusher is conveyed to the cone crusher in a closed circuit with a vibrating screen. The crushed ore is delivered to the coarse ore stockpile and ore from the stockpile is conveyed to the mill. The grinding circuit is comprised of a primary SAG mill operated in open circuit and a secondary ball mill operated in closed circuit with cyclones. A portion of the cyclone underflow stream is sent to the concentrator, which separates the heavy minerals from the ore. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate is leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow, originally sent to the grinding thickener, now feeds the newly installed regrind circuit consisting of three continuous variable discharge Knelson concentrators which concentrate higher density and heavier ore minerals. The tailings of the concentrator directly flow to the grinding thickener while the concentrated ore is classified at the regrind cyclones. The regrind cyclone overflow combines with the tailings of the concentrators to add flow towards the grinding thickener while the cyclone underflow is fed into the high intensity grinding mill to grind the concentrated coarse ore into a finer size. The particle size target of the slurry flow is controlled by a particle size instrument based on the variable speed of the high intensity grinding mill motor power/speed. The liberated slurry returns to the original flow by feeding into the grinding thickener for dewatering.

The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings are then pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize water requirements.

In 2021, new facilities were added at Amaruq to support the underground project, including: new mine dry, compressor room, generators, electric house and an emulsion plant.  In 2022, construction work continued on additional infrastructure for the underground project.  Surface ventilators and cemented rock fill plant were installed. In addition, a high-pressure grinding roll (“HPGR”) unit at the Meadowbank mill was commissioned in the second quarter of 2022. The conveyor that feeds from the dome ore stockpile to the SAG mill was modified so that it can feed a splitter which can either feed the HPGR unit or be bypassed to the SAG mill if the HPGR unit is not available. A new conveyor will feed a screen for oversize material and the remaining ore will directly fall to the HPGR unit feed chute to be crushed into a smaller size. The HPGR product and screened oversize particles are then fed into the existing SAG mill feed chute for primary grinding. The HPGR unit's crusher  is housed in a newly constructed building near the existing pebble crusher building. These additions are designed to bring the mill capacity to 12,000 tpd, or approximately 4.1 million tonnes per year.

In 2023, a three million litre capacity fuel tank is expected to be commissioned to provide greater resilience to the mine site, particularly during periods of road closure that may arise due to weather conditions and/or caribou migration. Also an additional leach tank is planned to be added to the mill to improve recovery.

Production and Mineral Recoveries

In 2022, the Meadowbank Complex had payable production of 373,784 ounces of gold from 4.295 million tonnes of ore grading 3.40 grams of gold per tonne, including 4,295 ounces of gold from the Amaruq underground project which were produced prior to the achievement of commercial production on August 1, 2022. The production costs per ounce of gold produced at the Meadowbank Complex in 2022 were $1,184. The total cash costs per ounce of gold produced at the Meadowbank Complex in 2022 were $1,210 on a by-product basis and were $1,216 on a co-product basis. The Meadowbank processing facility averaged 10,245 tonnes per day and operated approximately 89.17% of available time. Gold recovery averaged 91.63%. Costs figures for 2022 include ounces and costs relating to production from the Amaruq underground.

The following table sets out the metal recoveries at the Meadowbank mine in 2022.

		Overall
	Head	Metal	Payable
	Grade	Recovery	Production
Gold	3.40 g/t	91.63%	373,784 oz

In 2023, the Meadowbank Complex mine is expected to produce between 410,000 to 430,000 ounces of gold at estimated total cash costs per ounce of approximately $1,315 on a by-product basis. Production and minesite costs per tonne of approximately C$174 are expected in 2023.

Environmental, Permitting (including Inuit Impact and Benefit Agreement) and Social Matters

Inuit Impact and Benefit Agreements for the Meadowbank mine (the “Meadowbank IIBA”) and the Amaruq satellite deposit (the “Whale Tail IIBA”) have been entered into with the KIA. These agreements provide that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit and outline the special considerations and compensation that must be provided to the Inuit regarding traditional, social and cultural matters.

Permits are in place for the operation of the Meadowbank and Amaruq sites.

At the Meadowbank mine site, a series of four dikes were built to isolate the mining activities at the Portage and Goose deposits from neighbouring lakes. An additional dike was built in 2013 to isolate the mining activities at the Vault deposit. The control strategy for waste rock storage includes freeze control of the waste rock through permafrost encapsulation and capping with an insulating convective layer of neutralizing rock (ultramafic and non-acid generating volcanic rocks). The Vault rock storage facility does not require an insulating convective layer due to the non-acid generating nature of the rock in that area. Waste rock and tailings deposited in the Portage pit will be covered with water during the closure phase of the pit, which will prevent any acid generation. Because the site is underlain by greater than 400 metres of permafrost, the waste rock below the capping layer is expected to freeze, resulting in low (if any) rates of acid rock drainage generation in the long term.

Tailings are stored in the dewatered portion of the Second Portage Lake and the depleted Meadowbank pits. The tailings are deposited on tailings beaches and a reclaim pond is located within the tailings storage facility. Tailings deposition was completed in the north cell of the tailings storage facility in 2021 and reclamation capping is underway. The control strategy to minimize water infiltration into the tailings storage facility and the migration of constituents out of the facility includes freeze control of the tailings through permafrost encapsulation and through comprehensive, engineered dike liners. A minimum two-metre thick dry cover of acid neutralizing ultramafic rock backfill will be placed over the tailings as an insulating convective layer to confine the permafrost active layer within relatively inert tailings materials.

The water management objective for the Meadowbank and Amaruq mine sites is to minimize the potential impact on the quality of surface water and groundwater resources at the site. At the Meadowbank site, all contact water originating from the mine site or mill is intercepted, collected and conveyed to the tailings storage facility for reuse in the milling process. There is no discharge of contact water from the mine site or the Portage pit area to offsite receiving water bodies. All contact water generated at the Vault pit area, including the Vault Waste Rock Storage Facility, is conveyed to the Vault Pit where passive flooding is ongoing. At the Amaruq mine site, all contact water is collected and directed to the IVR attenuation pond where it is treated prior to being released.

An interim closure and reclamation plan was submitted in 2014 as a requirement of part of the Nunavut Water Board (NWB) Type A water licence and financial assurance was provided and updated several times as part of the water licence renewal process. For the Amaruq operation, an interim closure and reclamation plan was approved in 2018, and a separate Type A water license and financial assurance was provided by the NWB, and subsequently updated in 2020.

Capital Expenditures

In 2022, the Company incurred approximately $139.8 million in capital expenditures at the Meadowbank Complex, including $53.4 million in development capital expenditures incurred in connection with the Amaruq underground project. In 2023, a total of $107.4 million in capital expenditures has been budgeted to be spent at the Meadowbank Complex.

Geology, Mineralization, Exploration and Drilling

Geology

The Meadowbank property comprises a number of Archean-age gold deposits hosted within polydeformed volcanic and sedimentary rocks of the Woodburn Lake Group, part of the Western Churchill supergroup in northern Canada.

Three mineable gold deposits - Goose, Portage and Vault (all now mined out) - have been discovered along the 25-kilometre long Meadowbank gold trend, and the PDF deposit (a fourth deposit) has been outlined on the northeast gold trend. These known gold resources were within 225 metres of the surface, making the deposits amenable to open pit mining. In addition, two mineable deposits have been discovered at the Amaruq satellite deposit, the Whale Tail and V Zone, which come together at depth northeast of Whale Tail Lake. Both extend from surface, making them amenable to open pit mining. A ramp is being driven between the two deposits and is currently 380 metres below surface, in the footwall of Whale Tail deposit.

Mineralization

The Amaruq satellite deposit at Meadowbank is located 50 kilometres northwest of the Meadowbank mine. The Whale Tail deposit is a folded deposit with a defined strike of 2.3 kilometres from surface to a depth of 1,075 metres locally. The V Zone is a series of parallel stacked quartz vein structures dipping shallowly (30 degrees) near surface and more steeply (60 degrees) at depth, extending to 800 metres locally. Both deposits are open along strike and at depth. Three contrasting styles of mineralization coexist on the Amaruq property. In all three styles, gold is found associated with pyrrhotite and/or arsenopyrite as 25 to 50 micron inclusions or grains along fractures, or simply as free grains in a quartz rich gangue.

The first mineralization style corresponds to occurrences of pyrrhotite-quartz-amphibole-carbonate as layers, lenses and/or disseminations, mostly restricted to the silicate-sulphide iron formations of Whale Tail’s north domain. The second mineralization style comprises silica flooding with significant pyrrhotite, arsenopyrite, and local pyrite stockwork and disseminations, within a gangue of amphibole-carbonate. The third mineralization style is between decimetres and several metres thick, quartz-sulphide-native gold veins cutting through the whole Mammoth-Whale Tail-V Zone rock sequence. These veins are best developed in the mafic and ultramafic volcanics, where they are hosted in biotite-altered and moderately-to-strongly schistose zones. The overall sulphide content of these veins is generally low (1-5% maximum) and most commonly comprises arsenopyrite, galena, sphalerite, and/or chalcopyrite. These veins seem more abundant and best developed in the hinge zone of the regional fold and seem to be restricted to shallow southeast-dipping, high-strain corridors therein.

Exploration and Drilling

Exploration efforts on the Meadowbank property have been extensive since 1985, including geophysical surveying, prospecting, till sampling and drilling, mainly by diamond drill but also reverse circulation. From 1985 until Agnico Eagle acquired the property in 2007, 126,796 metres were drilled in 916 drill holes on the Meadowbank property.

In 2022, drilling conducted at Amaruq totalled 180 holes (47,161 metres). Conversion drilling at the Whale Tail deposit consisted of 41 holes (11,934 metres). Delineation drilling was conducted on the Whale Tail deposit with 29 holes (3,221 metres) and 48 holes (5,090 metres) at the IVR deposit’s V Zone. The Company also completed one geotechnical drill hole (186 metres). Underground delineation drilling totalled 113 holes (8,540 metres). Exploration around the Amaruq mineral resource envelope totalled 61 holes (27,467 metres) and was primarily focused on the depth extensions of current mineral resources at Whale Tail, IVR, the Mammoth Zone and the area between Whale Tail and V Zone.

In regional exploration drilling in 2022, a total of 5 holes (2,256 metres) were drilled in the Amaruq area and 48 holes (11,486 metres) were drilled in the Meadowbank area. In addition, 10 holes (1,989 metres) were drilled on the GOT property, located 20 kilometres northwest of the Whale Tail deposit.

In 2023, the Company expects to spend $16.9 million for 48,432 metres of drilling comprised of 19,620 metres of conversion drilling and 12,330 metres of exploration drilling focused on testing the extensions of mineralization and the potential for further underground mineral resources at the Amaruq satellite operation.

In 2023, $4.3 million is budgeted for 6,000 metres of drilling and additional geophysical surveys to investigate for new near-surface satellite deposits in the Meadowbank area.

Mineral Reserves and Mineral Resources

For a table setting out the mineral reserves and mineral resources at the Meadowbank Complex, see “Operations & Production – Mineral Reserves and Mineral Resources”.

Meliadine Mine

The Meliadine mine is located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, approximately 25 kilometres north of the hamlet of Rankin Inlet and 290 kilometres southeast of the Meadowbank mine. The closest major city is Winnipeg, Manitoba, approximately 1,500 kilometres to the south. In February 2017, the Board approved the construction of the Meliadine mine. Commercial production at Meliadine was achieved in May 2019.

The Company acquired its 100% interest in the Meliadine project through its acquisition of Comaplex in July 2010.

The mineral reserves and mineral resources of the Meliadine mine are estimated at December 31, 2022 to contain proven and probable mineral reserves of 3.77 million ounces of gold comprised of 19.54 million tonnes of ore grading 6.02 grams of gold per tonne.

The Meliadine property is a large land package that is nearly 80 kilometres long. It consists of mineral rights, a portion of which are held under the Northwest Territories and Nunavut Mining Regulations and administered by the Department of Crown-Indigenous Relations and Northern Affairs Canada and referred to as Crown Land. The Meliadine property’s Crown Land is made up of mining claims and mineral leases. There are also subsurface NTI concessions administered by a division of the Nunavut territorial government. In 2022, approximately C$195,400 was paid to the Department of Crown Indigenous Relations and Northern Affairs Canada for the mining lease. NTI requires aggregate annual rental fees of approximately C$80,000 and aggregate exploration expenditures of approximately C$65,000.

The Kivalliq region has an arid arctic climate. Surface geological work can be carried out from mid-May to mid-October, while mining, milling and exploration drilling can take place throughout the year, though outdoor work can be limited in December and January by the cold and darkness.

Equipment, fuel and dry goods are transported on the annual sealift by barge to Rankin Inlet via Hudson Bay. Ocean-going barges from Churchill, Manitoba or eastern Canadian ports can access the community from late June to early October. In October 2013, the Company completed construction of a 24-kilometre-long all-weather gravel road from Rankin Inlet to the mine site.

Location Map of the Meliadine mine (as at December 31, 2022)

Surface Plan of the Meliadine mine (as at December 31, 2022)

The surface infrastructure at Meliadine is shown on the surface plan map above and consists of modular structures for the dormitory, kitchen and electrical rooms/mechanical modules. The administration office, maintenance shop and warehouse are combined in a pre-engineered building. The process plant, assay laboratory, as well as the power plant, are standard buildings. The site map also shows the mine portals, ventilation raises, open pits, waste rock storage facilities, ore pads, water management structures, attenuation pond and tailings storage facilities (dry stack tailings).

In 2021, the Company completed the oxygen expansion (third line), the relocation of the former EWTP process works into the newly constructed water treatment complex and initiated construction of the building for the new saline effluent treatment works within the water treatment complex.

In 2023, the Company expects to pursue the saline effluent treatment works, the in-ground works for the power plant expansion, install the structure for the power plant expansion and install the structure for the fourth filter press and CIL expansion works. The Company will also work on the MPEI components for the fourth filter press and the underground western ventilation intake project.

Mining Methods

Mining at Meliadine will be carried out through ten open pits and two underground mining operations. Underground access is by decline, with long-hole mining methods. Each stope is backfilled, with cemented pastefill and/or cemented rockfill used in primary stopes and dry rockfill for the secondary stopes. A conventional truck/shovel operation is used for the open pits. Mining in 2022 occurred by both underground and open pit at Tiriganiaq.

Surface Facilities

Facilities at the Meliadine mine include the main camp and the exploration camp. The main camp is located approximately 1.8 kilometres north of the Tiriganiaq deposit and began operation in 2017. It consists of 14 wings of modular trailers that can accommodate approximately 700 personnel. It includes a complete kitchen facility and recreational facilities. Power for the main camp is provided by diesel generators that can be transformed to use natural gas and are equipped with a heat recovery system that provides heating for all major infrastructure connected to the power plant. Boiler units were also installed and can serve as a backup heating source. Potable water for the main camp is pumped from Meliadine Lake and treated by a UV system. The exploration camp is located on the shore of Meliadine Lake, approximately 2.3 kilometres east of the Tiriganiaq deposit. The exploration camp consists of three wings of modular trailers that can accommodate up to 139 personnel and includes a complete kitchen facility. Power for the exploration camp is provided by the power generation plant located at the main camp, with diesel generator backups. Potable water for the exploration camp is pumped from Meliadine Lake and is treated by a UV system.

Due to underground activities encountering saline water underneath the permafrost limit, a saline water treatment plant was constructed in 2018 to treat saline water from underground operations. In 2019, the Company completed construction of the necessary infrastructure to discharge saline water into the sea via truck. In 2022, the Company obtained permits to construct and operate a waterline to discharge treated saline effluent to Hudson Bay.

An underground portal allowing access to an exploration ramp was built at the Tiriganiaq deposit in 2007 and 2008 provides access for services, underground activities and personnel transportation. The construction of a second portal was completed in 2018. The main purpose of this second portal is for production activities, including transporting ore to the crusher feeding the mill.

During development, more than 39 metallurgical test programs were conducted at Meliadine. Based on the results of these tests, a conventional gold circuit was built, comprising crushing, grinding, gravity separation and cyanide leaching, with a CIL circuit, followed by cyanide destruction and filtration of the tailings for dry stacking. The mill was completed in early in 2019 and has a name-plate capacity of 3,750 tonnes per day.

In addition to the mill, surface facilities include a tailings storage building, paste plant, a multi-service building that contains administration offices, a maintenance shop and a warehouse, as well as a building that houses the assay laboratory, core shack and emergency response facilities.

Production and Mineral Recoveries

In 2022, the Meliadine mine had payable production of 372,874 ounces of gold from 1.8 million tonnes of ore grading 6.83 grams of gold per tonne. The production costs per ounce of gold produced at Meliadine in 2022 were

$853. The total cash costs per ounce of gold produced at Meliadine in 2022 were $863 on a by-product basis and were $865 on a co-product basis and the processing facility averaged 4,814 tonnes of ore per day and operated 88.8% of available time. During 2022, gold recovery averaged 96.56%. The production costs per tonne at Meliadine were C$232 and the minesite costs per tonne were C$234 in 2022.

The following table sets out the metal recoveries at the Meliadine mine in 2022.

		Overall
	Head	Metal	Payable
	Grade	Recovery	Production
Gold	6.83 g/t	96.56%	372,874 oz

Gold production in 2023 at the Meliadine mine is expected to be between 355,000 and 375,000 ounces at estimated total cash costs per ounce of approximately $850 on a by-product basis. Production and minesite costs per tonne of approximately C$239 are expected in 2023.

Environmental, Permitting (including Inuit Impact and Benefit Agreement) and Social Matters

Land and environmental management in the region of the Meliadine project is governed by the provisions of the Nunavut Land Claims Agreement (“NLCA”). The Meliadine project is located on Inuit-owned land, where Inuit own both the subsurface mineral rights (managed by the NTI and the surface land rights (managed by the KIA) on behalf of Inuit beneficiaries under the provisions of the NLCA). Consequently, to explore and develop the project, the Company must obtain land use leases from the KIA which have been granted in the form of a commercial lease for exploration and underground development activities, a prospecting and land use lease for exploration and development activities, an exploration land use lease for exploration and drilling on the Inuit-owned lands of Meliadine East and a parcel drilling permit for drilling activity on Inuit-owned lands. Several right-of-way leases covering road access to the Meliadine project property and esker quarrying on the Inuit-owned lands were also granted by the KIA. In 2022, the KIA granted an amended and restated roads lease.

The Company received a project certificate, which set out the terms and conditions for the construction and operation of the Meliadine mine, from the Nunavut Impact Review Board (“NIRB”) in 2015. A Type A water licence from the NWB was received in 2016. A commercial production land use lease from the KIA was signed in 2017. An amended water licence, to increase freshwater consumption at Meliadine and to amend the effluent criteria to Lake Meliadine was approved by the NWB in 2021.

An Inuit Impact and Benefit Agreement for the Meliadine project (the “Meliadine IIBA”) was signed with the KIA in 2015 and amended in 2017. The Meliadine IIBA addresses inclusion of Inuit values, culture and language at the mine site, protection of the land, water and wildlife, provides financial compensation to Inuit over the mine life and contains provisions for training and employment of Inuit employees and contracting with Inuit firms. In order for the Company to maintain a social licence to operate the Meliadine mine, the commitments included in the Meliadine IIBA are implemented and closely monitored by the Company. Moreover, the implementation of the Meliadine IIBA is managed by working groups with representatives from the Company and the KIA, and reviewed by an Implementation Committee composed of senior representatives of each party. These groups meet regularly to monitor implementation processes and issues.

The current water licence allows the mine to collect surface contact water (i.e., rainfall and snowmelt) for storage in collection ponds and subsequent treatment and discharge to Meliadine Lake. A revised project certificate as well as federal authorizations to discharge treated saline water (originating from naturally saline groundwater associated with the underground mine) into Hudson Bay were received in early 2019. Discharge via trucking of saline water effluent to Hudson Bay commenced in July 2019 and continued during in the summer months in 2020 and 2021.  In 2020, the Company applied for permits to construct and operate a waterline to discharge treated saline effluent directly to Hudson Bay and, in early 2022, the updated project certificate was received. In 2022, discharge to Hudson Bay did not occur as the operation maintains sufficient storage capacity for saline water to safely sustain operations until the planned waterline is commissioned in 2025.

Capital Expenditures

Total capital expenditures at the Meliadine mine in 2022 were approximately $155.9 million, which included underground development, sustaining capital costs, capitalized exploration as well as development capital expenditures associated with processing plant extensions. In 2023, a total of $190.5 million (including capitalized exploration) in capital expenditures has been budgeted to be spent at the Meliadine mine, which includes $60.0 million in capital expenditures expected to be incurred in connection with the Phase 2 expansion.

Development

In 2022, 10,595 metres of horizontal development and 268 metres of vertical development were completed at the Meliadine mine. For 2023, the Company expects to complete approximately 13,133 metres of horizontal development and 147 metres of vertical development.

Geology, Mineralization, Exploration and Drilling

Geology and Mineralization

Archean volcanic and sedimentary rocks of the Rankin Inlet Greenstone Belt underlie the property, which is mainly covered by glacial overburden with deep-seated permafrost, and the belt is part of the Western Churchill supergroup in northern Canada. The rock layers have been folded, thrusted, sheared and metamorphosed, and have been truncated by the Pyke Fault, a regional structure that extends the entire 80-kilometre length of the property.

The Pyke Fault appears to control gold mineralization on the Meliadine property. The seven deposits currently known on the Meliadine property are located in the thrusted/folded volcano-sedimentary rock sequence located adjacent to the north of the Pyke Fault. The deposits consist of multiple lodes of mesothermal quartz-vein stockworks, laminated veins and sulphidized iron formation mineralization with strike lengths of up to three kilometres. The Upper Oxide iron formation hosts the Tiriganiaq and Wolf North zones. The two Lower Lean iron formations contain the F-Zone, Pump, Wolf Main and Wesmeg deposits. The Normeg zone was discovered in 2011 on the eastern end of the Wesmeg zone, near Tiriganiaq. The Wolf (North and Main), F-Zone, Pump and Wesmeg/Normeg deposits are all within five kilometres of Tiriganiaq. The Discovery deposit is 17 kilometres east southeast of Tiriganiaq and is hosted by the Upper Oxide iron formation. Each of these deposits has mineralization within 120 metres of surface, making them potentially mineable by open pit methods. They also have deeper mineralized material that could potentially be mined with underground methods, and are currently being considered in various studies.

Two bulk samples have been extracted from the exploration ramp. The results confirmed the mineral resource estimation model that has been developed for the two principal zones (Zones 1000 and 1100) at Tiriganiaq and indicated approximately 6% more gold than had been predicted by the block model for these areas. The 2011 bulk sample program also confirmed the previous assessment of the Company’s block model in terms of grade continuity, consistency and distribution, and the evaluation of related mining properties through geological mapping, underground chip, channel and muck sampling, and geotechnical observations.

Exploration and Drilling

Gold mineralization was first noted on the Meliadine property in 1972, but extensive exploration did not begin until 1987 when Asamera Minerals and Comaplex began exploration work on the property. The first mineral resources estimate at Meliadine was made by Strathcona Mineral Services in 2005 for then-owner Comaplex, and it comprised indicated mineral resources of 2.5 million tonnes grading 10.8 g/t gold (containing 853,000 ounces of gold) and inferred mineral resources of 1.1 million tonnes grading 13.2 g/t gold (containing 486,000 ounces of gold), with all resources in the Tiriganiaq deposit. Following this, there were annual estimates that gradually included new deposits such as Discovery, F Zone, Pump and Wolf. The final mineral resources estimate made before the Company acquired the property in July 2010 was made by Snowden Mining Industry Consultants for Comaplex in January 2010 and it comprised measured and indicated mineral resources of 12.9 million tonnes grading 7.9 g/t gold (containing 3.3 million ounces of gold) and inferred mineral resources of 8.4 million tonnes grading 6.4 g/t gold (containing 1.7 million ounces of gold).

In 2022, 606 holes (108,609 metres) were drilled, including 51 holes (22,902 metres) in exploration at Tiriganiaq and F-Zone with limited holes at Wesmeg, Wolf and Pump. The program also included 162 holes (45,068 metres) in conversion drilling at Tiriganiaq, Pump, Wesmeg and F-Zone. In addition, 378 holes (38,221 metres) of delineation were completed mostly at Tiriganiaq for the underground operations but also for the open pit at Wesmeg.

In 2023, the Company expects to spend approximately $16.6 million for 53,100 metres of capitalized drilling with a focus on conversion drilling at the Tiriganiaq, Pump, and F-Zone deposits, and further development of the exploration drift. An additional 10,100 metres of exploration drilling is planned for the Tiriganiaq, Normeg, Wesmeg and F-Zone deposits, which are all open at depth.

Mineral Reserves and Mineral Resources

For a table setting out the mineral reserves and mineral resources at the Meliadine property, see “Operations & Production – Mineral Reserves and Mineral Resources”.

Detour Lake Mine

The Detour Lake mine is located approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, in the District of Cochrane, Ontario. From the town of Cochrane, the Detour Lake mine is accessible by the Detour Lake mine road, the northern extension of Highway 652. The first 151 kilometres on Highway 652 is paved surface, followed by 34 kilometres of chip sealed access road to the mine site. Road access is available year-round. In 2022, the Company commissioned an airfield at the Detour Lake mine and has initiated regular flights to and from Timmins and Moosonee.  The closest major airport to the site is at Timmins, Ontario, approximately 61 kilometres to the southeast of Cochrane. A 180 kilometre long, 230 kilovolt, powerline runs from the processing facility to a tie in at Island Falls.

At December 31, 2022, the Detour Lake mine was estimated to have proven and probable mineral reserves containing approximately 20.7 million ounces of gold comprised of 850.4 million tonnes of ore grading 0.76 g/t gold.

The Company acquired its interest in the Detour Lake mine on February 8, 2022 as a result of the Merger. KLG acquired its interest in the Detour Lake mine on January 31, 2020 as a result of KLG’s acquisition of Detour Gold Corporation.

The Detour Lake operation mineral tenures form a contiguous group of mining patents, mining leases and cell mining claims in the District of Cochrane, Ontario. The mineral tenure in Ontario consists of 4,331 mining claims (approximately 101,403 ha), which include 45 leases (23,815.06 ha), 10 patents (602.41 ha) and 4,277 mining cells (approximately 76,985.53 ha). There are an additional 20 cell mining claims (549 ha) located in Quebec.

The Company has 30 leases and 10 patents totaling 18,574.442 hectares of surface rights for the Detour Lake mine. The patented lands are subject to an annual mining tax. The 21 year mining leases are subject to annual rental payments and applications for renewal are subject to review and consent by the Ministry of Northern Development, Mines, Natural Resources and Forestry (Ontario). The Company believes that the surface rights are sufficient for currently planned surface infrastructure and mine operations.

Location Map of the Detour Lake mine (as at December 31, 2022)

570000E
580000E
590000E
600000E
610000E
620000E
5551000N
5542000N
5533000N
5524000N
5515000N
N
Mine site area
Mining Lease
Ontario
Quebec
CANADA
Detour Lake
Val-d'Or
Montreal
DETOUR LAKE
Agnico Eagle Properties
Roads
Lakes and streams
0
10
kilometres
Coordinate system: UTM NAD83-Z17N

The Detour Lake mine is subject to the royalties set out in the table below. In addition, the Company has certain payments obligations to First Nations groups in the area of the Detour Lake mine. For the period from February 8, 2022 to December 31,  2022, the Company paid in the aggregate approximately  $27.5 million with respect to these royalties.

Property	NSR Amount	NSR Holder	Buy-Out Option
Blocks A through E	2%	Franco-Nevada Corporation	n/a
Mine Property	2%	Franco-Nevada Corporation	n/a
Purchased claims (individual)	2%	Individual Prospector	n/a
Gowest	2%	Franco-Nevada Corporation	C$750,000

A series of companies have had an interest in the Detour Lake property over the years. Gold production on the Detour Lake property began in 1987 and during the initial 12-years of mining (from 1987 to 1999) production was approximately 1.7 million ounces of gold. Production during Detour Gold Corporation’s ownership (from 2013 to January 30, 2020) was approximately 3.6 million ounces of gold.  For the period from February 8 to December 31, 2022, production was approximately 651,182 ounces of gold from 22.8 million tonnes grading 0.97g/t gold with mill recovery averaging 92.0%

Mining and Milling Facilities

Surface Plan of the Detour Lake mine (as at December 31, 2022)

584000E
587000E
590000E
593,000E
596000E
599000E
602000E
5548000N
5546000N
5544000N
5542000N
5540000N
5538000N
5536000N
N
Mining Lease
Overburden stockpile
Overburden stockpile
Ore stockpile
Tailings management facility 1
Tailings management facility 2
Process plant
Mine water pond
Detour Lake pit
Overburden stockpile
Ore stockpile
Mine & maintenance buildings
Waste rock storage facility
DETOUR LAKE
Roads
Lakes and streams
0
2.5
kilometres
Coordinate system: UTM NAD83-Z17N

The Detour Lake mine is a large open pit operation comprised of the Detour Lake Main Pit currently in operation and the planned North Pit.

In 2022, the Company completed the construction and/or installation of the fourth Detox tank, the secondary crusher screens, 14 higher capacity Kemix© screens, and the 610 refeed system. The Company also commissioned the airfield and initiated regular flights to and from Timmins and Moosonee. Major mill projects planned for 2023 include completion of the installation of the ball mill launders, the line 2 gravity feed, and the secondary crusher variable frequency drive (VFD) as well as leach tank improvements. Focus in 2023 will include engineering and securing long lead items for the maintenance storage facility, truck shop expansion and the 230 kV main substation risk mitigation projects.

Mining Methods

Mining at the Detour Lake mine is by conventional truck and shovel open pit mining, using large scale equipment. Excluding the muskeg and overburden/till top layer, all material must be blasted. Pioneering drilling and blasting is required in the overburden/rock contact. Additionally, during winter months removal of overburden material is not possible due to frost. Mining at the North Pit, given its smaller dimensions, will use a smaller fleet.

The Detour Lake mine transitioned to a 14.5 metre bench height for areas to be primarily mined by rope shovels and to a 7.25 metre bench height in areas to be mined using hydraulic shovels. The Detour Lake pit design incorporates a double ramp access for most of the expected life of mine. The final ramp and principal access is located in the north wall. The North Pit was designed using a single ramp access. A process of ongoing geotechnical monitoring and documentation has been implemented at the mine and risk mitigation techniques continue to be evaluated and employed as needed.

Surface Facilities

Surface facilities at the Detour Lake mine include processing facilities (such as grinding and leaching facilities, management and engineering offices, change house, workshop, and warehouse facilities); mine facilities (such as management and engineering offices, change house, heavy mining vehicle and light vehicle workshops, wash bay, warehouse, explosives magazine, crusher, mine access gate house and return water pump house); administration buildings; accommodations camp; four stockpiles; four waste rock storage facilities; four tailings storage facility cells; water management facilities; and a landfill facility. For the period from February 8 to December 31, 2022, the processing plant operated at approximately 69,879 tonnes per day.

The process plant is based on a robust metallurgical flowsheet designed to optimize recovery with minimum operating costs. The flowsheet is based upon unit operations that are proven in industry. The primary crushing system is a single stage, open circuit, primary gyratory crusher that feeds a secondary cone crusher operated in open circuit. The gold recovery circuit is a leach circuit followed by a carbon-in-pulp circuit. The mineralization is then subjected to acid wash, stripping, electrowinning and refining.

Potable water is obtained from Little Hopper Lake, which is adequate for the Detour Lake mine’s current and expected future needs. Potable water is also obtained from borehole wells close to the camp. Fresh water is pumped from East Lake and is primarily used in the processing plant for reagent mixing but it also used as wash water in the truck wash facility and water make-up for the fire water tank.

Production and Mineral Recoveries

For the period from February 8, 2022 to December 31, 2022, payable production was 651,182 ounces of gold from 22.8 million tonnes of ore grading 0.97 grams of gold per tonne.  Production costs per ounce of gold were $638. The total cash costs per ounce of gold produced were $657 on a by-product basis and $663 on a co-product basis. Gold recovery averaged 92.0%.

The following table sets out the metal recoveries at the Detour Lake mine for the period from February 8 to December 31, 2022:

		Overall
	Head	Metal	Payable
	Grade	Recovery	Production
Gold (From February 8 to December 31, 2022)	0.97 g/t	92.0%	651,182 oz

Annual production at the Detour Lake mine in 2023 is expected to be between 675,000 to 705,000 ounces of gold. The total cash costs per ounce of gold produced in 2023 on a by-product basis are expected to be $707, with estimated gold recovery of 91.8%.  Production and minesite costs per tonne of C$23.70 are expected in 2023.

Environmental, Permitting and Social Matters

Tailings are stored on surface in an engineered tailings storage facility located east of the process plant. The tailings storage facility is designed to function as three adjacent cells for tailings and water management, of which cell 1 is at capacity, cell 2 is currently in operation, and cell 3 is planned to be in operation by 2027.  As the mine continues to grow, it is expected that additional tailings facilities will be required to support the operations. Tailings deposition generally occurs in only one cell at any time with water recycled for process plant use occurring mainly from the active cells. A dam safety review completed in 2020 for Cell 1 confirmed that the tailings storage facility was performing as designed. The first dam safety review for Cell 2 is scheduled for 2024.

In 2020, a mine water pond with capacity of 3.5 Mm3 was completed. The mine water pond serves as a central water management facility (e.g., for open pit water and local runoff), and provides additional contingencies for storage and treatment. Water is reclaimed back to the plant site for processing needs or discharged to the environment using a decant tower with pumping facilities located in the mine water pond. Make-up water for the operation of the process plant is sourced from East Lake when required. Water collected from the mine site (that has not been in contact with processed reagents) is discharged to East Creek to prevent the accumulation of water above target operating levels. In 2022, the water discharge permit was amended to allow discharge to a new location in Sunday Creek. Following the receipt of this permit and several others, the new waterline and diffuser were installed with plans to commence discharge into Sunday Creek during spring 2023. Water is only discharged to the environment if it meets the necessary regulatory guidelines.

The Detour Lake Main Pit and future expansion areas were subject to extensive baseline, environmental monitoring, and technical studies, as required by provincial and federal regulations. The presence of Woodland Caribou, designated as “Threatened” under the Endangered Species Act (Ontario) and Species at Risk Act (Canada), requires management. Potential impacts and mitigation measures are addressed through the process of an Endangered Species Act Permit, for which approval was deferred to early 2023.

Two federal and four provincial licences/authorizations were granted in support of the current mining operations. Subsequent permits, such as Permits to Take Water and Environmental Compliance Approvals, have been approved, renewed, and/or amended in the ordinary course to support ongoing development and operations.

Prior to development of the West Detour project, several provincial and federal environmental approvals, or amendments to existing approvals, will be required. In particular, the West Detour project was subject to a Class C Environmental Assessment pursuant to the Environmental Assessment Act (Ontario). As a result, an Environmental Study Report for the West Detour Project was filed and approved in 2021. This environmental approval was a major milestone and served as the prerequisite to allow subsequent environmental applications to be submitted that provide additional detail regarding the engineering design of the proposed West Detour project facilities, potential effects and proposed mitigations measures. Following the filing of the Environmental Study Report in 2021, a Closure Plan Amendment for the West Detour footprint was filed in late 2022. The last two remaining significant approvals are the Endangered Species Act (Ontario) permit, mentioned above, and the Fisheries Act (Canada) authorization for impacts to fish habitat within the West Detour footprint.

The Company has ongoing consultation with the public, government regulators and First Nation communities regarding the operations, environmental commitments and planned activities at the Detour Lake mine. The Company has also established consultation principles to guide interactions within mine permitting, operations, and exploration.

The Company has agreements with First Nations who have treaty and Indigenous rights which they assert within the operations area of the Detour Lake mine. These agreements provide a framework for strengthened collaboration in the development and operations of the mine and outline tangible benefits for the First Nations, including direct financial support, skills training and employment, opportunities for business development and contracting and a framework for issues resolution, regulatory permitting and the Company’s future financial contributions. In addition, the Company engages with First Nations communities in connection with environmental conditions, permitting applications and ongoing projects.

Reclamation and closure costs have been estimated for rehabilitating the Detour Lake mine and the West Detour project. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs.

Capital Expenditures

Capital expenditures at the Detour Lake mine were approximately $394.1 million for the period from February 8 to December 2022, which included sustaining capital expenditures, deferred expenses, capitalized exploration and development capital expenditures associated with the procurement of mobile equipment, projects involving the tailings management area, and process plant improvements.

Budgeted 2023 capital expenditures at the Detour Lake mine are $379.7 million, which includes $120.0 million in capital expenditures expected to be incurred in connection with increasing the tailings capacity and process plant improvement projects.

Development

Development activities in 2022 focused on stripping phase 4 of the main pit with the total of 57.9 Mt of waste mined at a stripping ratio of 2.8. The total material movement in 2022 was 102.9 Mt. Development activities in 2023 are expected to include the movement of 17.5 Mt of waste materials from  phase 5 of the Main Pit with an average stripping ratio of 119.9.

Geology, Mineralization, Exploration and Drilling

Geology

The Detour Lake mine is located within the northwestern portion of the Abitibi Greenstone Belt that consists of east-west-trending synclines of felsic to ultramafic volcanic rocks. Intervening domes are cored by syn-volcanic tonalite and gabbro diorite rocks and alternate with east-west-trending bands of late tectonic turbiditic and conglomeratic sedimentary rocks. The greenstone-granite architecture is partially aligned and disrupted along a linear, east-west-trending belt that defines the position of the Sunday Lake Deformation Zone.

Mineralization

There are two recognized episodes of gold mineralization at the Detour Lake and West Detour deposits. The first episode consists of a wide and generally gold bearing sulphide-poor quartz vein stockwork formed in the hanging wall of the Sunday Lake Deformation Zone. The second episode is a stage of gold mineralization overprinting the early gold-bearing stockwork, principally in the hanging wall of the Sunday Lake Deformation Zone, with a higher sulphide content.

Mineralization surrounding the current Detour Lake mineral resource has been defined over a strike length of approximately 3.5 kilometres, a width of 1.5 kilometres and an approximate elevation range of 800 metres. Mineralization is hosted within a broad assemblage of mafic volcanic rocks with an overall east-west trend. The bulk of the mineralization within this corridor is concentrated along a highly-strained corridor of a moderate to strong potassic alteration envelope at the contacts between pillowed and massive mafic flows. Gold is associated with quartz-carbonate-pyrite-pyrrhotite ±tourmaline veins and/or disseminated to very local semi-massive sulphides in hydrothermally-altered wall rocks.

The West Detour deposit has a current strike length of 3.7 kilometres, a width up to 1.5 kilometres and an approximate elevation range of 800 metres. Generally, the gold zones occur in a variety of structural settings and several rock types including massive to pillowed tholeiitic basalt flows, variably deformed-altered basaltic to peridotitic komatiite units, cherty tuffs, gabbro and deformed felsic to intermediate dikes. Gold is associated with pyrite, pyrrhotite and rarely chalcopyrite.

The Zone 58N deposit has an east-west strike length of 450 metres, extends from surface to a depth of 800 metres, and the mineralized system remains open at depth. Gold mineralization in Zone 58N is within the southern portion of a feldspar porphyry intrusion and hosted by a swarm of plagioclase-phyric tonalitic dikes that intrude mafic rocks. Gold is found within and at the margins of quartz ±tourmaline ±carbonate stockwork type veins that infill areas of brittle deformation. Visible gold occurs in nearly every drill hole that intersects mineralization and is present as micro-inclusions within pyrite grains, or intergrown with bismuth tellurides.

The surface expression of Zone 75 is located 20 to 50 metres south of Zone 58N. The Zone 75 mineralized system has been intersected over an east-west strike length of approximately 650 metres, from surface to a depth of 600 metres, and the mineralized system remains open at depth. Zone 75 mineralization is localized to the stratigraphic contact of high-magnesian and high-iron tholeiitic mafic units. When in close spatial proximity to Zone 58N, the mineralization within Zone 75 is much stronger and gold grades typically increase significantly. At depth when the lateral distance between Zone 58N and Zone 75 exceeds 50 metres, mineralization dramatically decreases in terms of both sulphide and gold content.

Deposits identified to date are considered to be examples of orogenic greenstone-hosted hydrothermal lode gold deposits.

Exploration potential remains in the area where mineral resources are estimated and all deposits remain open at depth. Regionally, geophysical surveys and exploration drill holes have identified a number of gold bearing structural trends that warrant additional exploration evaluation.

Exploration and Drilling

Drilling and assaying that supports the mineral resource estimate for the Detour Lake deposit were completed from 1974 to 2018 by a series of prior owners of the property. Drilling and assaying that supports the mineral resource estimate for the Zone 58N deposit was completed by Detour Gold Corporation from 2012 to 2017. Approximately, 8,111 holes (1,690,201 metres) of drilling is contained in the exploration database covering the period prior to 2020 and includes holes to support exploration evaluations, mineral reserve and mineral resource estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling). In 2020, 3,693 metres of drilling was completed at 58 North by Detour Gold which tested continuity within the mineral resource.

Following its acquisition of the Detour Lake property, KLG completed additional exploration drilling, updated the mineral resource and mineral reserve estimates, updated the mining method and mine planning, migrated data to a new Fusion database and constructed a new core storage facility.

The 2022 drilling program was a continuation of a multi-phase surface drill program that began in 2020. The Company drilled 234,049 metres during 2022.  Drilling in 2022 in the westerly plunge of the deposit both below and west of the West Pit Zone continued to return wide intervals inclusive of high grade sections that support the potential to continue growing the "out-pit" mineralization, which now extends more than 2.4 kilometres west of the current mineral resource pit.

At the Detour Lake mine in 2023, the Company expects to spend approximately $33.2 million for 171,000 metres of drilling that will include $29.4 million for 157,000 metres of capitalized drilling to expand mineral resources at depth and to the west in support of an internal technical evaluation of the underground project and further optimization of the open pit in the Saddle and West Pit areas, which is expected to be completed in late 2023. The remaining $3.8 million is for 14,000 metres of exploration drilling to continue to investigate the Sunday Lake Deformation Zone to the east and west of the current pit’s mineral resources.

Mineral Reserves and Mineral Resources

For a table setting out the mineral reserves and mineral resources at the Detour Lake property, see “Operations & Production – Mineral Reserves and Mineral Resources”.

Macassa Mine

At December 31, 2022, the Macassa mine was estimated to have proven and probable mineral reserves containing approximately 1.8 million ounces of gold comprised of 3.2 million tonnes of ore grading 17.2 g/t gold, not including the nearby Macassa Near Surface and Amalgamated Kirkland (AK) deposits.

Location Map of the Macassa mine (as at December 31, 2022)

For the period from February 8 to December 31, 2022, the Macassa mine had payable production of 180,833 ounces of gold from 0.3 million tonnes of ore grading 20.5 grams of gold per tonne. The production costs per ounce of gold produced at Macassa from February 8 to December 31, 2022 were $718. The total cash costs per ounce of gold produced at Macassa for this period were $683 on a by-product basis and $684 on a co-product basis and the processing facility had average throughput of 589 tonnes of ore per day. The production costs per tonne were C$602 and the minesite costs per tonne at Macassa were C$577 for this same period.

Gold production in 2023 at the Macassa mine is expected to be between 205,000 and 225,000 ounces at estimated total cash costs per ounce of approximately $761 on a by-product basis. Production and minesite costs per tonne of approximately C$555.70 are expected in 2023.

Capital expenditures at the Macassa mine were approximately $122.5 million for the period from February 8 to December 2022. Budgeted 2023 capital expenditures at the Macassa mine are $171.4 million, including capitalized exploration.

Fosterville Mine

The Fosterville mine is located approximately 20 kilometres east of the city of Bendigo and 130 kilometres north of the city of Melbourne in the State of Victoria, Australia.  At December 31, 2022, the Fosterville mine was estimated to have proven and probable mineral reserves containing approximately 1.68 million ounces of gold comprised of 6.6 million tonnes of ore grading 7.95 grams of gold per tonne. The regional centre of Bendigo has a population of approximately 114,000 people and provides a source of skilled labour. The Fosterville mine has road access over two separate sealed roads and a variety of all-weather un-sealed roads linking the minesite to regional highways. Power is supplied to the site from the Fosterville Terminal Station.

The Company acquired its interest in the Fosterville mine on February 8, 2022 as a result of the Merger. KLG acquired its interest in the Fosterville mine on November 30, 2016 as a result of KLG’s acquisition with Newmarket Gold Inc.

The Fosterville mine and all associated infrastructure, including the tailings storage facility and waste dumps, are located on Mining Licence 5404. Mining Licence 5404 has a total area of 28.5 square kilometres and is valid until August 24, 2035. In addition, there are four surrounding Exploration Licences totalling 1,082 square kilometres. There is a 2.5% gold royalty payable to Metalla Royalty & Streaming Ltd. for certain areas of Mining Licence 5404. In addition, a 2% net smelter return royalty is payable to Triple Flag Mining Finance Bermuda Ltd. on Mining Licence 5404. As of January 1, 2020, the State of Victoria, Australia imposed a royalty in the amount of 2.75% of the gold produced under a mineral licence, including Mining Licence 5404.

Location Map of the Fosterville mine (as at December 31, 2022)

240000E
260000E
280000E
300000E
320000E
5980000N
5960000N
5940000N
5920000N
5900000N
5880000N
N
Echuca
AUSTRALIA
Perth
Sydney
Fosterville
Melbourne
Bendigo Creek
Campaspe River
Midland Hwy
Lake Cooper
Waranga Reservoir
Mine site area
Mining Licence 5404
Mining Licence Application
Cornella Creek
Northern Hwy
Bendigo
McIvor Hwy
Calder Fwy
Castlemaine
FOSTERVILLE MINE
Exploration Licence
Exploration Licence application
Roads
Lakes and streams
Public land
0
25
kilometres
Coordinate system: GDA 1994 MGA Zone 55

Mining and Milling Facilities

Surface Plan of the Fosterville mine (as at December 31, 2022)

272000E
274000E
276000E
278000E
280000E
282000E
5939000N
5936000N
5933000N
5930000N
5927000N
N
Mining Licence 5404
VICTORIA
Fosterville Mine
Bendigo
Melbourne
Sharkey's
Robbins Hill
Woolshed
Farley's
CIL Evaporation ponds
O'Dwyer's East
O'Dwyer's North
Epsom water line
O'Dwyer's South
Campaspe River
Hunt's
TSF1
TSF2
TSF4
Fosterville
Falcon
Falcon portal
Ellesmere portal
Mine offices
Ellesmere
Processing plant
Harrier
Mine water treatment plant
Paste plant
John's
Harrier Return Airway
Mining Licence application
CIL storage precinct
Primary ventilation shaft
Transformer station
Daley's Hill
FOSTERVILLE MINE
Exploration Licence
Exploration Licence application
Open pit
Open pit backfilled
Tailing storage facility (TSF)
Waste dumps
0
2.5
kilometres
Coordinate system: GDA 1994 MGA Zone 55

The Fosterville mine is an underground mine accessed via two portals, located in the historic Ellesmere and Falcon open pits, and connected declines. Initial underground production commenced in September 2006 and the current life of mine plan provides for production from the Phoenix (including Swan, Eagle Kestrel and Cygnet), Harrier and Robbins Hill zones.

Mining Methods

The Phoenix to 4240mRL, Harrier below 4500mRL, Central and Robin orebodies are accessed from a footwall decline position while the Phoenix below 4240mRL and Harrier orebody above 4500mRL are accessed from the hangingwall. All areas are planned to be extracted using open stoping techniques, primarily in a top down sequence, with the application of cemented rock fill or paste fill where applicable and practical. Selection of the specific mining method and extraction sequence within the open stoping regime is based upon previous experience at the Fosterville mine and expectations of ore zone geometry and geotechnical conditions. A standard level interval of 20 vertical metres can be applied across all mining areas however, this can be and is varied as is required to maximize the extraction of the economic material.

Underground mining is conducted using a conventional fleet of trackless diesel equipment including development jumbos trucks, production drills, loaders, trucks and ancillary equipment. Production tonnage rates within the Phoenix and Harrier orebodies are expected to increase over the coming years as ventilation upgrades take effect and both areas open up through previous development and sequencing. With the addition of ore from the Robbins Hill orebody, peak production output within the life of mine plan is expected to increase to over 800,000 tonnes per annum.

Surface Facilities

Surface facilities at the Fosterville mine include an administration/offices complex, coreshed, processing plant, mine water treatment plant, aster plant, paste plant, surface refrigeration plant, mobile fleet workshop, tailings storage facilities and primary ventilation fans. The process plant is laid out on either side of a central rack in order to facilitate the distribution of reagents, services and inter-area piping. Individual plant areas are separately bunded to isolate and contain spillage. Storm water and abnormal spillage events lead to an existing drainage channel, to the west of the plant area, which discharges to an existing containment dam to the north.

At the Fosterville mine, ore is processed by crushing and grinding followed by flotation, bacterial oxidation and CIL circuits. Downtime at the Fosterville BIOX® plant impacts bacterial activity and gold recovery in the BIOX® circuit, which could have a negative effect on the financial condition and results of operation of the mine.

The process plant incorporates the following unit operations: single stage crushing with a primary jaw crusher; open stockpile with reclaim tunnel; SAG mill; a gravity circuit to recover coarse gold from the grinding circuit recirculating load; flotation circuit to produce a gold bearing sulfide mineral concentrate and a barren residue; flotation concentrate regrind mill; a gravity circuit to recover coarse gold from the flotation concentrate with gravity circuit concentrate being direct smelted; a bacterial oxidation circuit consisting of BIOX® reactors to oxidize the flotation concentrate, releasing gold from the sulfide mineral matrix; a three-stage counter current decantation circuit to separate the gold bearing oxidized solid residue from the solubilized acid oxidation products; a liquor neutralization circuit to neutralize acid and precipitate arsenic as stable basic ferric arsenate and sulfate as calcium sulfate (gypsum) using both ground limestone and lime slurries; a limestone grinding facility comprising a single wet ball mill operated in closed circuit with a hydrocyclone to produce a ground limestone slurry for pH control in the BIOX® tanks and neutralization of sulfuric and arsenic acids produced from oxidation of gold bearing sulfide minerals; CIL circuit, with a pH adjustment tank at the head of the circuit, to leach gold from oxidized material and load the cyanide soluble gold onto activated carbon; heated leach circuit to combat preg-robbing capabilities of the non-carbonaceous carbon present in the Fosterville orebody; pressure Zadra elution circuit to remove gold from carbon, followed by electro-winning recovery and smelting to doré; a paste plant facility utilizing combined flotation and neutralization tailings to backfill mining stopes; and a mine water treatment plant to treat excess mine water to a water quality acceptable for reuse through the processing plant. Metallurgical test work is ongoing with particular focus on maximizing gravity recoverable gold and preparing for any future ore types and mineralogy that will challenge existing gold recovery methods.

The Fosterville mine is a non-discharge site with provisions to introduce recycled Class B water from the Bendigo water reclamation plant operated by Coliban Water. A recycled waterline was commissioned in April 2005 that has the capacity to supply approximately 2,000 ML annually. This supply has the ability to supplement some elements of the processing facility The current arrangement for the provision of water to the Fosterville mine is secured through a ten-year contract with the North Central Catchment Management Authority, Coliban Water until 2026. A further ten-year contract renewal is available upon written request on expiry.

Production and Mineral Recoveries

For the period from February 8 to December 31, 2022, the Fosterville mine had payable production of 338,327 ounces of gold.  The production costs per ounce of gold produced at Fosterville for this period were $605. The total cash costs per ounce of gold produced at Fosterville for this period were $378 on a by-product basis and $379 on a co-product basis.

The following table sets out the metal recoveries at the Fosterville mine in the period from February 8 to December 31, 2022:

		Overall
	Head	Metal	Payable
	Grade	Recovery	Production
Gold	20.41 g/t	98.5%	338,327 oz

Annual production at the Fosterville mine in 2023 is expected to be between 295,000 and 315,000 ounces of gold. The total cash costs per ounce of gold produced in 2023 on a by-product basis are expected to be $457.  Production and minesite costs per tonne of A$280.50 are expected in 2023.  Fosterville Gold production in 2023 assumes decreased activity as a result of restrictions on the use of the surface primary fans from midnight to 6:00 am (discussed below).

Environmental, Permitting and Social Matters

The Fosterville mine operates under the Mining Licence 5404. The Licence was renewed in October 2018 and has an expiry date in August 2035.

A Work Plan was approved for the project in February  2004. There have been several work plan variations that have been prepared for the project which form addendums to the 2004 Work Plan. An amendment to the Mineral Resources (Sustainable Development) Act 1990 (Victoria) in 2015 introduced the requirement for holders of a Mining Licence to lodge a risk-based work plan prior to any further work plan variation approvals. Fosterville’s current risk-based work plan was approved in October 2021.

Subsequent to the risk-based workplan approval, in November 2021 a new Environment Effects Statement (“EES”) was required by government regulators for continuing operations at Fosterville by government regulators. This Fosterville Sustained Operations Project EES will be prepared and submitted for Ministerial approval in 2023, upon which a new risk based work plan will be required.

Rehabilitation work is undertaken progressively at the Fosterville mine in accordance with the mining licence conditions and the site Rehabilitation and Closure Plan. All closure requirements are included in the Fosterville Mine Rehabilitation Plan.

The Fosterville mine produces an excess of mine water from the dewatering of underground operations. A mine water treatment plant, which contains a Reverse Osmosis (“RO”) plant and a precipitation and ion exchange plant, was built in 2019. A by-product of the process is the generation of a concentrated saline solution (brine). The brine produced is stored in a new evaporation pond, which is able to accommodate seasonal rainfalls without discharge. Treated mine water is used within the processing circuit, reducing the amount of water received via waterline from the off-site municipal Epsom Wastewater Treatment Plant. This assists in reducing the volume of water pumped into mine water storage, therefore improving the water management on site.

In December 2021, following several months of data collection and analysis in conjunction with the Environmental Protection Authority (EPA) for the State of Victoria on low frequency noise (“LFN”) emissions, the Fosterville mine was issued a Prohibition Notice by the EPA. The Prohibition Notice prohibits the operation of the surface primary ventilation fans at rates higher than 400 rpm between the hours of midnight and 6:00am. This Prohibition Notice is expected to remain in place while further investigations are undertaken and modifications made to address LFN emissions in the 16-20Hz frequency range at nearest offsite receptors.

Noise levels at sensitive receptors vary depending on a range of factors, such as the location and elevation of the receptor, intervening topography or noise attenuation barriers, climatic conditions and the presence of other non-mine noise sources. The Fosterville mine is actively working on a program of noise attenuation, with noise management a key design criterion in the primary fan installation commissioned mid-2020 and abatement of noise from existing surface infrastructure.

Flotation and neutralization tails are stored in the following facilities: TSF1, Hunts and Fosterville In-Pit Facilities, O’Dwyer’s South In-Pit Facility and TSF4. During 2022, the Fosterville mine deposited flotation and neutralization tails into TSF1 and TSF4. The

Fosterville In-Pit Facility has been filled and capped. Capping performance is monitored routinely and includes rainfall infiltration, groundwater monitoring, vegetation assessment, and visual inspections.

All CIL tailings are stored in lined facilities within and adjacent to the old Fosterville heap leach pads. The Fosterville CIL tailings precinct includes the following facilities: CIL TSF1, CILTSF2 and CILTSF3; CIL Hardstand 1, 2, 3 and 4; CIL Storm Pond 1 and 2; and CIL Storm Dam 1. Construction of CIL Hardstand 4 was completed in 2022, following work plan approval.

The Fosterville mine conducts community engagement and consultation on all aspects of the operation and exploration activities. There are a range of forums and consultation methods undertaken, including quarterly Environmental Review Committee meetings, newsletters, information updates, letters and active social media. Project and/or activity-specific public meetings are also held, where current operational practices and future activities and plans are communicated to the community. Community engagement activities are undertaken in accordance with the regulatory approved site Community Engagement Plan.

Capital Expenditures

Capital expenditures at the Fosterville mine were $94.7 million for the period from February 8 to December 31, 2022, which included $28.7 million in  capitalized exploration.

Budgeted 2023 capital expenditures at the Fosterville mine are $92.2 million, which includes $35.0 million in development and $12.0 million in mobile equipment purchases and rebuilds.

Development

Development activities at the Fosterville mine in 2022 were focused on the Phoenix decline, associated return airways, fresh airways and level accesses, and the Robbins Hill exploration decline. Development activities in 2023 are expected to include the continuation of the Lower Phoenix decline and level accesses as well as fresh airways, return airways and associated vertical development required to allow future production from these lower areas. Development of the Robbins Hill access incline and the associated vertical development  will also commence.

Geology, Mineralization, Exploration and Drilling

Geology

The Fosterville goldfield is located within the eastern Bendigo Zone, which is bound by the Avoca Fault to the west and the Heathcote Fault Zone to the east. The Bendigo Zone contains Ordovician turbidite sequences of sub-greenschist to greenschist metamorphic grade. Gold mineralization is associated with two main events across the western Lachlan Orogen at approximately 445Ma and approximately 380 to 370Ma, with a possibly another minor event at approximately 410 to 400Ma. The approximately 445Ma event is thought to have involved crustal thickening and the circulation of metamorphic fluids through the crust and formed gold deposits at Bendigo, Castlemaine, Maldon and Daylesford. The ~380-370Ma event is restricted largely to the Melbourne and eastern Bendigo Zones and is believed to be responsible for some of the emplacement of late gold-in-veins at the Fosterville mine.

The Fosterville goldfield is hosted by Lower Ordovician Lancefieldian (approximately 486 to 488Ma) turbidites within the Ordovician Castlemaine Group rocks. This sequence has been weakly metamorphosed to sub-greenschist facies and folded into a set of upright, north-northwest trending and shallowly south plunging open to closed folds. The folding resulted in the formation of a series of bedding parallel laminated quartz veins and bedding parallel thrust faults.

Mineralization

Gold and associated sulphide mineralization at the Fosterville mine is controlled by late brittle faulting and fracturing. These brittle faults are generally steeply west-dipping, reverse faults with a series of moderately west-dipping, reverse splay faults formed in the footwall of the main faults. There are also less abundant, moderately southeast and southwest-dipping faults which govern high grade visible gold mineralization along the Eagle and Swan zones. Two main styles of gold mineralization occur at the Fosterville mine; a sediment-hosted sub-micron refractory style where gold is locked in disseminated arsenopyrite and pyrite crystals which form selvages to quartz-carbonate vein stockworks throughout the nine kilometre long fault system, and a gold-in-vein mineralization style where visible gold is hosted in quartz-carbonate veins that show laminated and stylolitic vein textures as well as brecciation. Gold mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding-parallel and oblique faults. Mineralized shoots are typically 4 to 15 metres thick and show down-dip and down-plunge dimensions of 50 to 150 metres and 300 to over 2,000 metres, respectively.

Antimony mineralization, mainly in the form of stibnite, occurs within quartz-carbonate stockwork veins, to massive stibnite-only veins up to 0.5 metres in width. The stibnite-quartz mineralization occurs in favourable structural locations, such as the Phoenix, Eagle and Swan vein and fault structures and therefore shows a spatial association with visible gold. The occurrence of visible gold has become increasingly significant at the Fosterville mine and is observed more frequently at greater depth within the Lower Phoenix System. Throughout 2016 to 2019, visible gold was also observed with notably increased frequency, in deeper parts of the Harrier System and also within the nearby Robbins Hill exploration target. Visible gold particles are predominantly specks (less than or equal to 3 mm), however they can be greater than 5 mm. The width of quartz-carbonate veining that contain visible gold is variable, with widths ranging from a few millimetres to several metres (true thickness). The veins usually have incomplete infill with druse quartz within those voids. Visible gold can be found as specks in narrow linear trends as well as isolated specks without a clear trend.

Throughout the period from 2016 to 2021, development mapping and continued drilling confirmed the existence of multiple mineralized structures, of various size and continuity in the footwall of the main west-dipping Lower Phoenix (Benu) Fault. Improved geological understanding of the Lower Phoenix System has highlighted the significance of these favourable settings for mineralization, including: (i) the East-dipping to SSE dipping mineralized structures, namely the Eagle Fault and East Dipping Faults, which commonly contain quartz-stibnite vein assemblages and substantial concentrations of visible gold which are typically enveloped by haloes of disseminated sulphide; (ii) the Low-angled Lower Phoenix Footwall west-dipping structures which typically consist of large laminated quartz veins containing visible gold up to several metres in width and (iii) the south westerly dipping Swan Fault which is characterized by a one to three metre thick quartz vein, containing visible gold and stibnite and exhibiting various textures and typically enveloped by disseminated sulphide mineralization. Further footwall to the Swan Fault, the Cygnet Fault and associated north westerly trending hanging wall splays also contains significant sulphide and quartz-visible gold mineralization.

The Swan Fault exists as an oblique structure cross-cutting the eastern limb of the anticline and is bounded by the Eagle Fault down-dip and the Kestrel Syncline at its upper margin. Swan is the highest grade mineralized zone defined at Fosterville to date and contributes 588,915 ounces of gold at an average grade of 31.56 g/t gold (580,374 tonnes) to the updated December 31, 2022 mineral reserve estimate making up 35% of the total Fosterville mineral reserves. Extremely high grades in Swan are coincident with the intersection of the Eagle and Swan Splay Faults.

Continued drill definition of Lower Phoenix structures over 2019-2022, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of footwall structures to the Lower Phoenix (Benu) Fault. Furthermore, mineralization on these structures is open along plunge, providing encouraging future mineral resource and mineral reserve growth potential for the Fosterville operation.

The Harrier Base structure exhibits reverse thrust movement of approximately 60 metres. Visible gold is hosted within a laminated quartz carbonate vein assemblage, which may contain minor amounts of stibnite. In the strongest mineralized zones, a broad halo of sulphide mineralization surrounds quartz structures bearing visible gold. The high-grade visible gold mineralization was first recognized at approximately the 4480mRL, a comparable elevation to where visible gold occurrences in the Lower Phoenix System became more prominent.

Continued drilling at Robbins Hill has defined mineralization of the Curie Fault over a down plunge distance of over 3 kilometres. The broader disseminated sulphide mineralized envelope associated with the Curie Fault contains zones of visible gold mineralization hosted within quartz-carbonate vein assemblages. Multiple structures footwall and hanging wall to the Curie Fault also exhibit sulphide +/- visible gold mineralization presenting further resource growth opportunities in the Robbins Hill area.

Exploration and Drilling

Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903. A series of companies, including KLG, mined in the area from that time until the Fosterville mine was acquired the Company in February 2022.

Regional exploration programs and further integration of datasets to date have been successful in providing support and definition for several targets across the tenement package.

Diamond drilling is the primary drilling technique used at the Fosterville mine with up to ten underground and six surface diamond rigs in operation during 2022 (not including sustaining capital drilling). For the period from February 8, 2022 to December 31, 2022, 409 holes (147,914 metres) were drilled with 99,364 metres of the drilling being capitalized and 48,550 metres being expensed. The main focus of the 2022 exploration program was to replace mineral reserve depletion and to add mineral resources in the Cygnet, Lower Phoenix and Robbins Hill areas.

At the Fosterville mine in 2023, the Company expects to spend $20.8 million for 105,300 metres of capitalized drilling and the development of exploration drifts to replace mineral reserve depletion and to add mineral resources in the Cygnet, Lower Phoenix and Robbins Hill areas. In addition, $4.4 million is budgeted for 11,300 metres of underground and surface expensed exploration with the aim of discovering additional high-grade mineralization at Fosterville. An additional $1.3 million is budgeted for regional exploration on properties surrounding the Fosterville mine.

Mineral Reserves and Mineral Resources

For a table setting out the mineral reserves and mineral resources at the Fosterville property, see “Operations & Production – Mineral Reserves and Mineral Resources”.

Pinos Altos Mine

At December 31, 2022, the Pinos Altos mine was estimated to contain proven and probable mineral reserves of 665,000 ounces of gold and 14.8 million ounces of silver comprised of 10.3 million tonnes of ore grading 2.01 grams of gold per tonne and 44.78 grams of silver per tonne.

Location Map of the Pinos Altos mine (as at December 31, 2022)

In 2022, the Pinos Altos mine had payable production of 96,522 ounces of gold and 1,013,595 million ounces of silver from 1,510,393 million tonnes of ore grading 2.07 grams of gold per tonne and 41.72 grams of silver per tonne (including production from the flotation plant of 96,052 ounces of silver from 1,494,479 million tonnes of ore grading 22.7 grams of silver per tonne). The production costs per ounce of gold produced at Pinos Altos in 2022 were $1,497. The total cash costs per ounce of gold produced at Pinos Altos in 2022 were $1,249 on a by-product basis and were $1,477 on a co-product basis. The production costs per tonne at Pinos Altos were $96 and the minesite costs per tonne were $94 in 2022.

In addition, the heap leach operations at the Creston Mascota deposit had payable production of 2,630 ounces of gold and 7,035 ounces of silver, which were produced from the residual inventories on the leach pads. The production costs per ounce of gold produced at the Creston Mascota deposit in 2022 were $739. The total cash costs per ounce of gold produced at the Creston Mascota deposit in 2022 were $793 on a by-product basis and were $853 on a co-product basis.

Annual production in 2023 at the Pinos Altos mine is expected to be between 80,000 and 90,000 ounces of gold and 1,078,000 ounces of silver, at estimated total cash costs per ounce of gold of approximately $1,168 on a by-product basis. Production and minesite costs per tonne of $82.00 are expected in 2023.

La India Mine

At December 31, 2022, the La India mine was estimated to contain proven and probable mineral reserves of 81,000 ounces of gold and 429,000 ounces of silver comprised of 3.3 million tonnes of ore grading 0.76  grams of gold per tonne and 4.01 grams of silver per tonne.

Location Map of the La India mine (as at December 31, 2022)

LA INDIA
MEXICO
690 000 E
700 000 E
710 000 E
720 000 E
3 190 000 N
3 180 000 N
3 170 000 N
3 160 000 N
TARACHI
Chipriona
CHIPRIONA
EL REALITO
LA INDIA
Matarachi
MULATOS DEPOSIT
Agnico Eagle Property
Gold deposits
Roads
Rivers
Open pits
0
10
kilometres
Coordinate system: UTM NAD27-Z12

In 2022, the La India mine had payable production of 74,672 ounces of gold from approximately 5.102 million tonnes of ore stacked on the heap leach pad grading 0.59 grams of gold per tonne. The production costs per ounce of gold produced at La India in 2022 were $1,213. The total cash costs per ounce of gold produced at La India in 2022 were $1,056 on a by-product basis and $1,078 on a co-product basis. The production costs per tonne were $15 and the minesite costs per tonne at La India were $16 in 2022.

Gold production during 2023 at the La India mine is expected to be between 60,000 and 70,000 ounces, at estimated total cash costs per ounce of approximately $1,147 on a by-product basis. Production and minesite costs per tonne of approximately $17 are expected in 2023.

Regional Exploration

During 2022, the Company actively explored in Quebec, Ontario and Nunavut in Canada and in Australia, Finland, Mexico, the United States, Sweden and Colombia. In Canada, regional exploration activities during 2022 were focused around the La Ronde Complex in Quebec, around the Meadowbank Complex and the Meliadine mine, and the Hope Bay project in Nunavut.  In Ontario, exploration work was carried out around the Macassa mine at the Amalgamated Kirkland (AK) and Upper Beaver projects near Kirkland Lake, Ontario and close to the Detour Lake mine along the Sunday Lake Deformation Zone.  In Australia, exploration activities in 2022 were focused near the Fosterville mine in Victoria State and at several projects in the Northern Territory. In Finland, exploration activities during 2022 were focused north and south of the Kittila mine along the Kiistala fault. In Mexico, exploration activities during 2022 were focused on the Santa Gertrudis project and around the La India and Pinos Altos mines. In the United States, exploration activities during 2022 were focused on project evaluation. In Sweden, exploration activities during 2022 were focused on the Barsele project. The Partnership focused exploration in 2022 on the Odyssey Project and other projects near to the Canadian Malartic mine. In northwestern Quebec, the Company is exploring the Douay-Joutel project in a joint venture with Maple Gold Mines Ltd. In Colombia, the Company is exploring the Anza project under a joint venture with Newmont Corporation named Minera Monte Aguila.

At the end of 2022, the Company’s total land holdings consisted of 124 projects comprised of 15,754 mineral titles covering an aggregate of 1,727,976 hectares. Land holdings in Canada consisted of 83 projects comprised of 12,882 mineral titles covering an aggregate of 1,022,256 hectares (of this total in Canada, six projects comprised of 340 mineral titles covering an aggregate of 13,581 hectares are held as a 50% interest with Yamana, including the Canadian Malartic Complex). Land holdings in Australia consisted of 16 projects comprised of 102 mineral titles covering an aggregate of 275,027 hectares. Land holdings in Finland consisted of 2 properties comprised of 72 mineral titles covering an aggregate of 24,113 hectares. Land holdings in Mexico consisted of 14 projects comprised of 240 mining concession titles covering an aggregate of 287,006 hectares. Land holdings in the United States consisted of five properties comprised of 2,400 mineral titles covering an aggregate of 34,751 hectares. Land holdings in Sweden consisted of one project comprised of 24 mineral titles covering an aggregate of 34,399 hectares (held as a 55% joint venture interest). The Company, through its 50% ownership interest in Minera Monte Aquila S.A.S. is also earning an interest in Orosur Mining Inc.’s Anza project in Colombia (16 mineral titles covering an aggregate of 17,298 hectares).

The total amount of expenditures incurred in 2022 on regional exploration activities at the Company’s exploration properties plus head office overhead, project evaluation and corporate development activities in 2022 was $271 million.  This reflects expenditures for former KLG assets (the Detour Lake, Macassa and Fosterville mines) from February 8, 2022 to December 2022. This included drilling approximately 281 kilometres on 100% owned properties. It also included the Company’s 50% portion of the cost of drilling approximately 26 kilometres on CMC regional exploration properties.

The budget in 2023 for expenditures on regional exploration activities at the Company’s exploration properties plus head office overhead, project evaluation and corporate development activities is approximately $204.4 million, including approximately 217 kilometres of drilling on 100% owned properties and properties that are subject to earn-in agreements.  This is based on 50% of the costs at the Canadian Malartic regional exploration during the first quarter of 2023 and 100% of the costs thereafter.

Scientific and Technical Information

The scientific and technical information set out in this AIF has been approved by the following “qualified persons” as defined by NI 43-101: mineral reserves and mineral resources for all properties other than the Canadian Malartic mine and the Odyssey mine – Dyane Duquette, P.Geo., Vice President, Mineral Resources Management; mineral reserves and mineral resources at the Canadian Malartic mine and the Odyssey mine – Patrick Fiset, Eng., Technical Services Manager at CMC (for engineering open-pit), Sylvie Lampron, Eng., Senior Engineer Project Evaluation at CMC (for engineering underground), Pierre-Olivier Richard, P.Eng., Superintendent Mine Engineering at CMC (for engineering underground) and Pascal Lehouiller, P.Geo., Geologist, Odyssey mine; exploration – Guy Gosselin, Eng., P.Geo., Executive Vice President, Exploration; environmental – Carol Plummer, Eng., Executive Vice President, Operational Excellence; metallurgy – Paul Cousin, P. Eng., Vice President, Operational Sustainability; mining operations, Nunavut and Finland mines (other than mineral reserves and mineral resources) – Dominique Girard, Eng., Chief Operating Officer – Nunavut, Quebec & Europe; mining operations, Quebec mines (other than mineral reserves and mineral resources) – Daniel Paré, P.Eng., Vice President Quebec; mining operations, Ontario, Mexico and Australia mines (other than mineral reserves and mineral resources) – Natasha Vaz, P.Eng., Chief Operating Officer – Ontario, Australia & Mexico.

Mineral Reserves and Mineral Resources

The Company’s mineral reserves and mineral resources estimate was derived from internally generated data or geology reports. The Company’s maximum price allowed in its assumptions is set at the lesser of the three‐year moving average price and current spot price.

The assumptions used for the 2022 mineral reserve and mineral resource estimates at all mines and advanced projects reported by the Company are set out in the following table.

Assumptions used for the December 31, 2022 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation (1)
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,300	$18	$3.00	$1.00

(1) Exceptions: US$1,350 per ounce of gold for Hope Bay and Hammond Reef; US$1,250 per ounce of gold for Akasaba West; US$1,200 per ounce of gold and US$2.75 per pound of copper for Upper Beaver

Mines / Projects	Metal Price for Mineral Resource Estimation (5)
	Gold		Silver		Copper	Zinc
	(US$/oz)		(US$/oz)		(US$/lb)	(US$/lb)
KLG Legacy operating mines and projects (1)	$1,500		—		—	—
AEM Legacy operating mines (2)	$1,625		$22.50		$3.75	$1.25
Pipeline projects	$1,688	(3)	$25.00	(4)	$3.75	$1.25

(1) Detour, Macassa, Fosterville, Northern Territory

(2) LaRonde, LaRonde Zone 5, Goldex, Amaruq, Meliadine, Kittila, La India, Pinos Altos

(3) Hope Bay, Anoki-McBean, Hammond Reef, Chipriona, Tarachi, Santa Gertrudis

(4) Chipriona, Santa Gertrudis

(5) Exceptions: US$1,667 per ounce of gold for Canadian Malartic, Odyssey, Akasaba West, Upper Canada, El Barqueno Gold; US$1,533 per ounce of gold for Barsele; US$500 per ounce of gold for Aquarius. US$22.67 per ounce of silver El Barqueno Silver

Exchange rates (1)
C$per US$1.00	Mexican peso per US$1.00	AUD per US$1.00	US$per €1.00
$1.30	MXP18.00	AUD1.36	EUR1.10

(1) Exceptions: exchange rate of CAD$1.25 per US$1.00 for Upper Beaver, Upper Canada and Holt Complex, Detour Zone 58N; CAD$1.11 per US$1.0 for Aquarius; US$1.00 per EUR $1.15 for Barsele

Set out below are the mineral reserve and mineral resource estimates for the Company as at December 31, 2022, as estimated in accordance with NI 43-101 (tonnages and contained gold quantities are rounded to the nearest thousand):

Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2022)

MINERAL RESERVES
As at December 31, 2022
OPERATION / PROJECT			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde mine(1)	UG	100%	2,809	5.23	473	9,497	6.69	2,042	12,306	6.36	2,515
LaRonde Zone 5(2)	UG	100%	4,904	2.08	327	5,490	2.17	383	10,394	2.12	710
LaRonde Complex Total			7,713	3.23	800	14,987	5.03	2,425	22,699	4.42	3,225
Canadian Malartic mine(3)	OP	50%	25,802	0.70	579	26,185	1.10	926	51,988	0.90	1,505
Odyssey mine(4)	UG	50%	—		—	1,379	2.22	98	1,379	2.22	98
Canadian Malartic Complex Total			25,802	0.70	579	27,564	1.16	1,025	53,366	0.93	1,603
Goldex(5)	UG	100%	607	2.89	56	17,820	1.58	906	18,427	1.62	962
Akasaba West(6)	OP	100%	—		—	5,419	0.84	147	5,419	0.84	147
Quebec Total			34,122	1.31	1,435	65,790	2.13	4,503	99,912	1.85	5,937

Detour (> 0.5 g/t)	OP	100%	68,681	1.18	2,595	508,869	0.90	14,657	577,550	0.93	17,253
Detour (< 0.5 g/t)	OP	100%	38,941	0.43	538	233,926	0.38	2,893	272,867	0.39	3,431
Detour Lake Total(7)			107,622	0.91	3,133	742,795	0.73	17,551	850,417	0.76	20,683
Macassa(8)	UG	100%	135	15.33	66	3,114	17.29	1,731	3,249	17.20	1,797
Macassa Near Surface	UG	100%	—		—	92	5.31	16	92	5.31	16
AK Project	UG	100%	—		—	596	5.20	100	596	5.20	100
Macassa Total			135	15.33	66	3,803	15.10	1,846	3,937	15.11	1,913
Upper Beaver(9)	UG	100%	—		—	7,992	5.43	1,395	7,992	5.43	1,395
Hammond Reef(10)	OP	100%	—		—	123,473	0.84	3,323	123,473	0.84	3,323
Ontario Total			107,757	0.92	3,199	878,063	0.85	24,115	985,820	0.86	27,314

Amaruq	OP	100%	1,868	2.11	126	10,499	3.82	1,289	12,366	3.56	1,416
Amaruq	UG	100%	25	4.58	4	4,219	5.49	745	4,243	5.49	748
Amaruq Total(11)			1,892	2.14	130	14,718	4.30	2,034	16,610	4.05	2,164
Meadowbank mine	OP	100%	—		—	—		—	—		—
Meadowbank Complex Total			1,892	2.14	130	14,718	4.30	2,034	16,610	4.05	2,164
Meliadine	OP	100%	458	3.91	58	4,791	4.59	708	5,249	4.53	765
Meliadine	UG	100%	557	7.29	131	13,658	6.54	2,870	14,215	6.57	3,001
Meliadine Total(12)			1,015	5.77	188	18,449	6.03	3,578	19,464	6.02	3,766
Hope Bay(13)	UG	100%	93	6.77	20	16,232	6.49	3,389	16,325	6.50	3,409
Nunavut Total			3,000	3.51	338	49,398	5.67	9,001	52,399	5.54	9,339

OPERATION / PROJECT			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Fosterville(14)	UG	100%	608	23.19	453	5,955	6.39	1,224	6,562	7.95	1,677
Australia Total			608	23.19	453	5,955	6.39	1,224	6,562	7.95	1,677

Kittila(15)	UG	100%	1,224	4.36	171	26,029	4.20	3,512	27,253	4.20	3,683
Europe Total			1,224	4.36	171	26,029	4.20	3,512	27,253	4.20	3,683

Pinos Altos	OP	100%	2	0.35	—	2,508	1.28	103	2,509	1.28	103
Pinos Altos	UG	100%	2,671	2.08	178	5,122	2.33	383	7,793	2.24	562
Pinos Altos Total(16)			2,673	2.08	178	7,630	1.98	486	10,303	2.01	665
La India(17)	OP	100%	14	0.39	—	3,310	0.76	81	3,324	0.76	81
Mexico Total			2,687	2.07	179	10,939	1.61	567	13,626	1.70	745

Total Gold			149,399	1.20	5,776	1,036,174	1.29	42,921	1,185,573	1.28	48,697

SILVER	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde mine	UG	100%	2,809	16.45	1,485	9,497	21.53	6,573	12,306	20.37	8,059
Pinos Altos	OP	100%	2	7.06	0	2,508	37.53	3,026	2,509	37.51	3,026
Pinos Altos	UG	100%	2,671	47.92	4,115	5,122	46.71	7,692	7,793	47.12	11,807
Pinos Altos Total			2,673	47.89	4,116	7,630	43.69	10,718	10,303	44.78	14,834
La India	OP	100%	14	1.49	1	3,310	4.03	428	3,324	4.01	429
Total Silver			5,496	31.70	5,601	20,436	26.97	17,720	25,932	27.97	23,321

COPPER	Mining Method	AEM Share	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde mine	UG	100%	2,809	0.22	6,241	9,497	0.29	27,421	12,306	0.27	33,662
Akasaba West	OP	100%	—		—	5,419	0.48	25,895	5,419	0.48	25,895
Upper Beaver	UG	100%	—		—	7,992	0.25	19,980	7,992	0.25	19,980
Total Copper			2,809	0.22	6,241	22,908	0.32	73,296	25,717	0.31	79,537

ZINC	Mining Method	AEM Share	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde mine	UG	100%	2,809	0.76	21,398	9,497	1.12	106,097	12,306	1.04	127,495
Total Zinc			2,809	0.76	21,398	9,497	1.12	106,097	12,306	1.04	127,495

(1)	LaRonde mine: Net smelter value cut-off varies according to mining type and depth, average is C$214.30/t.
(2)	LaRonde Zone 5: Gold cut-off grade varies according to mining type and depth, not less than 1.32 g/t.
(3)	Canadian Malartic Complex: Gold cut-off grade (which represents mill feed cut-off grade) not less than 0.36 g/t for Barnat pit and 0.41 g/t for Canadian Malartic pit.
(4)	Odyssey: Gold cut-off grade varies according to depth, not less than 1.55 g/t.
(5)	Goldex: Gold cut-off grade varies according to mining type and depth, not less than 0.90 g/t.
(6)	Akasaba West: Net smelter value cut-off varies according to mining and depth, not less than C$28.40/t.
(7)	Detour Lake: Gold cut-off grade not less than 0.30 g/t.
(8)	Macassa: Gold cut-off grade varies according to mining type, not less than 7.28 g/t (incremental material is 3.37 g/t).
(9)	Upper Beaver: Net smelter value cut-off not less than C$125/t.
(10)	Hammond Reef: Gold cut-off grade not less than 0.41 g/t.
(11)

Amaruq: Gold cut-off grade varies according to mining type, not less than 1.14 g/t for open pit mineral reserves and 3.42 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.14 g/t).

(12)

Meliadine: Gold cut-off grade varies according to mining type, not less than 1.83 g/t for open pit mineral reserves and 4.36 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.82 g/t).

(13)	Hope Bay: Gold cut-off grade not less than 4.00 g/t
(14)	Fosterville: Gold cut-off grade varies according to mining type, not less than 4.1 g/t.
(15)	Kittila: Gold cut-off grade varies according to haulage distance, not less than 2.60 g/t.
(16)	Pinos Altos: Net smelter value cut-off varies according to mining type, not less than C$9.33/t for open pit mineral reserves and US$46.34/t for the underground mineral reserves.
(17)	La India: Gold cut-off grade varies with haulage distance, not less than 0.19 g/t for oxide material and 0.93 g/t for sulphide material.

MINERAL RESOURCES
As at December 31, 2022
OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde mine	UG	100%	—		—	5,959	2.96	566	5,959	2.96	566	2,942	4.91	464
LaRonde Zone 5	UG	100%	—		—	9,774	2.08	652	9,774	2.08	652	12,376	3.13	1,244
LaRonde Complex Total			—		—	15,733	2.41	1,219	15,733	2.41	1,219	15,317	3.47	1,708
Canadian Malartic	OP	50%	—		—	—		—	—		—	2,804	0.73	66
Odyssey	UG	50%	—		—	888	1.59	46	888	1.59	46	11,250	2.18	787
East Malartic	UG	50%	—		—	6,107	1.96	385	6,107	1.96	385	38,781	2.01	2,510
East Gouldie	UG	50%	—		—	25,105	3.29	2,652	25,105	3.29	2,652	16,189	2.54	1,320
Odyssey Mine Total			—		—	32,101	2.99	3,082	32,101	2.99	3,082	66,221	2.17	4,616
Canadian Malartic Complex Total			—		—	32,101	2.99	3,082	32,101	2.99	3,082	69,025	2.11	4,682
Goldex	UG	100%	12,360	1.86	739	21,257	1.52	1,036	33,617	1.64	1,775	18,840	1.74	1,057
Akasaba West	OP	100%	—		—	4,209	0.64	86	4,209	0.64	86	—		—
Quebec Total			12,360	1.86	739	73,301	2.30	5,423	85,660	2.24	6,162	103,183	2.24	7,447

Detour	OP	100%	30,861	1.45	1,434	697,821	0.74	16,520	728,681	0.77	17,955	58,317	0.62	1,156
Detour Zone 58N	UG	100%	—		—	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Total			30,861	1.45	1,434	700,688	0.76	17,055	731,549	0.79	18,489	59,290	0.68	1,292
Macassa	UG	100%	272	10.49	92	2,153	9.24	639	2,425	9.38	731	1,904	16.52	1,011
Macassa Near Surface	UG	100%	—		—	32	10.02	10	32	10.02	10	212	10.12	69
AK Project	UG	100%	—		—	230	6.06	45	230	6.06	45	700	5.57	125
Macassa Total			272	10.49	92	2,415	8.94	695	2,687	9.10	786	2,816	13.31	1,205
Aquarius	OP	100%	—		—	23,112	1.49	1,106	23,112	1.49	1,106	502	0.87	14
Holt Complex	UG	100%	5,806	4.29	800	5,884	4.75	898	11,690	4.52	1,699	9,097	4.48	1,310
Anoki-McBean	UG	100%	—		—	3,919	2.77	349	3,919	2.77	349	867	3.84	107
Upper Beaver	UG	100%	—		—	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
Upper Canada	OP	100%	—		—	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	UG	100%	—		—	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total			—		—	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Hammond Reef	OP	100%	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	—		—
Ontario Total			84,002	1.16	3,146	836,396	0.84	22,706	920,398	0.87	25,852	99,867	2.24	7,207

Amaruq	OP	100%	—		—	5,806	2.49	465	5,806	2.49	465	61	3.20	6
Amaruq	UG	100%	—		—	7,398	4.46	1,061	7,398	4.46	1,061	6,280	4.62	932
Amaruq Total			—		—	13,203	3.60	1,526	13,203	3.60	1,526	6,341	4.60	938
Meadowbank mine	OP	100%	—		—	—		—	—		—	—		—
Meadowbank Complex Total			—		—	13,203	3.60	1,526	13,203	3.60	1,526	6,341	4.60	938
Meliadine	OP	100%	—	4.48	—	3,590	3.44	397	3,590	3.44	397	441	4.26	60
Meliadine	UG	100%	303	4.53	44	8,457	4.41	1,198	8,759	4.41	1,242	10,646	6.48	2,217

OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Meliadine Total			303	4.53	44	12,047	4.12	1,595	12,350	4.13	1,639	11,088	6.39	2,277
Hope Bay	UG	100%	—		—	9,784	3.58	1,125	9,784	3.58	1,125	11,044	5.49	1,950
Nunavut Total			303	4.53	44	35,034	3.77	4,246	35,337	3.78	4,290	28,473	5.64	5,166

Fosterville	OP	100%	715	2.86	66	1,251	3.36	135	1,966	3.18	201	226	2.42	18
Fosterville	UG	100%	342	5.36	59	8,485	5.44	1,485	8,827	5.44	1,544	5,412	6.71	1,167
Fosterville Total			1,057	3.67	125	9,736	5.18	1,621	10,793	5.03	1,745	5,638	6.53	1,184
Northern Territory	OP	100%	269	3.65	32	16,416	1.42	749	16,685	1.46	781	13,536	1.75	762
Northern Territory	UG	100%	—		—	5,115	5.39	887	5,115	5.39	887	4,284	4.45	613
Northern Territory Total			269	3.65	32	21,531	2.36	1,636	21,800	2.38	1,668	17,820	2.40	1,376
Australia Total			1,326	3.66	156	31,267	3.24	3,257	32,593	3.26	3,413	23,458	3.39	2,560

Kittila	OP	100%	—		—	—		—	—		—	373	3.89	47
Kittila	UG	100%	5,089	2.76	452	16,212	2.74	1,430	21,301	2.75	1,881	5,836	4.54	853
Kittila Total			5,089	2.76	452	16,212	2.74	1,430	21,301	2.75	1,881	6,209	4.50	899
Kuotko	OP	100%	—		—	—		—	—		—	—		—
Barsele	OP	55%	—		—	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	UG	55%	—		—	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total			—		—	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Europe Total			5,089	2.76	452	20,547	2.43	1,606	25,636	2.50	2,058	22,020	2.69	1,904

Pinos Altos	OP	100%	—		—	2,801	0.92	83	2,801	0.92	83	482	1.23	19
Pinos Altos	UG	100%	—		—	12,355	1.87	744	12,355	1.87	744	2,432	2.02	158
Pinos Altos Total			—		—	15,157	1.70	827	15,157	1.70	827	2,914	1.89	177
La India	OP	100%	4,487	0.50	71	549	0.99	17	5,036	0.55	89	79	0.50	1
Tarachi	OP	100%	—		—	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	OP	100%	—		—	12,877	0.83	346	12,877	0.83	346	971	0.63	20
El Barqueño Gold	OP	100%	—		—	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	OP	100%	—		—	17,638	0.91	516	17,638	0.91	516	11,187	1.28	460
Santa Gertrudis	UG	100%	—		—	—		—	—		—	9,079	3.44	1,004
Santa Gertrudis Total			—		—	17,638	0.91	516	17,638	0.91	516	20,265	2.25	1,464
Total Mexico			4,487	0.50	71	74,344	1.00	2,397	78,831	0.97	2,469	34,099	1.84	2,016

Total Gold			107,566	1.33	4,609	1,070,889	1.15	39,635	1,178,455	1.17	44,244	311,100	2.63	26,301

OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
SILVER	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde mine	UG	100%	—		—	5,959	7.55	1,446	5,959	7.55	1,446	2,942	21.16	2,001
Pinos Altos	OP	100%	—		—	2,801	17.88	1,610	2,801	17.88	1,610	482	26.73	414
Pinos Altos	UG	100%	—		—	12,355	48.35	19,204	12,355	48.35	19,204	2,432	32.45	2,537
Pinos Altos Total			—		—	15,157	42.71	20,814	15,157	42.71	20,814	2,914	31.50	2,951
La India	OP	100%	4,487	2.38	343	549	4.91	87	5,036	2.65	430	79	1.73	4
Chipriona	OP	100%	—		—	12,877	89.72	37,146	12,877	89.72	37,146	971	81.78	2,552
El Barqueño Silver	OP	100%	—		—	—		—	—		—	4,393	124.06	17,523
El Barqueño Gold	OP	100%	—		—	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	OP	100%	—		—	17,638	3.71	2,106	17,638	3.71	2,106	11,187	2.07	745
Santa Gertrudis	UG	100%	—		—	—		—	—		—	9,079	23.31	6,803
Santa Gertrudis Total			—		—	17,638	3.71	2,106	17,638	3.71	2,106	20,265	11.58	7,548
Total Silver			4,487	2.38	343	61,013	32.09	62,941	65,500	30.05	63,284	41,192	28.54	37,798

COPPER	Mining Method	AEM Share	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde mine	UG	100%	—		—	5,959	0.11	6,496	5,959	0.11	6,496	2,942	0.34	10,053
Akasaba West	OP	100%	—		—	4,209	0.38	16,075	4,209	0.38	16,075	—		—
Upper Beaver	UG	100%	—		—	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
Chipriona	OP	100%	—		—	12,877	0.14	18,382	12,877	0.14	18,382	971	0.11	1,051
El Barqueño Gold	OP	100%	—		—	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
El Barqueño Silver	OP	100%	—		—	—		—	—		—	4,393	0.04	1,854
Total Copper			—		—	35,514	0.18	62,488	35,514	0.18	62,488	26,621	0.19	51,395

ZINC	Mining Method	AEM Share	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde mine	UG	100%	—		—	5,959	0.50	29,866	5,959	0.50	29,866	2,942	0.98	28,726
Chipriona	OP	100%	—		—	12,877	0.76	98,106	12,877	0.76	98,106	971	0.72	6,982
Total Zinc			—		—	18,836	0.68	127,972	18,836	0.68	127,972	3,912	0.91	35,707

In the tables above setting out mineral reserve information and elsewhere in this AIF, the total contained gold ounces stated do not include equivalent gold ounces for by-product metals contained in the mineral reserve. Mineral reserves are not reported as a subset of mineral resources. Tonnage amounts and contained metal amounts in these tables have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. The amounts reported are the Company’s percentage interest in the properties as at December 31, 2022. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries.

Underground mineral reserves and measured and indicated mineral resources at properties held by Agnico Eagle are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. For Fosterville, indicated mineral resources are reported within mineable shapes and include internal dilution only and inferred mineral resources are based on mineable shapes without dilution.

The mineral reserve and mineral resource data in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The scientific and technical information in this AIF has been approved by qualified persons as defined by NI 43-101. This includes the sampling methods, quality control measures, security measures taken to ensure the validity and integrity of samples taken, assaying and analytical procedures and quality control measures and data verification procedures. The methods used by the Company follow the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for Exploration and for Estimation of Mineral Resources and Mineral Reserves and industry practices. Sample preparation and analyses are conducted by external laboratories that are independent of the Company. In some cases, the sample preparation and the analyses are conducted by the Company’s internal laboratories but following the same quality control protocols as the external laboratories. Internally tested samples represent a small percentage of the total samples used for the grade interpolation.

The Company carries out mineral processing and metallurgical testing at each of its mines and exploration projects with mineral reserves and indicated mineral resources. The testing is done in accordance with internal Company protocols and good mineral processing practices. There are no known processing factors or deleterious elements that are expected to have a significant effect on the economic extraction, or potential economic extraction, of gold at the Company’s mines or advanced exploration projects.

Mineral Reserves and Mineral Resources

LaRonde Complex Mineral Reserves and Mineral Resources – LaRonde Mine

As at December 31,
2022
Gold
Proven mineral reserves – tonnes	2,809,000
Average grade – gold grams per tonne	5.23
Probable mineral reserves – tonnes	9,497,000
Average grade – gold grams per tonne	6.69
Total proven and probable mineral reserves – tonnes	12,306,000
Average grade – gold grams per tonne	6.36
Total contained gold ounces	2,515,000

Notes:

(1)	The 2022 proven and probable mineral reserve estimates set out in the table above are based on a net smelter return cut-off value of the ore of C$198.17 to C$219.12 per tonne. There are no mineral reserves from open pit deposits. The 2022 proven and probable mineral reserves set out in the table above were estimated using assumed metallurgical recoveries of 94.14% for gold, 73.45% for silver, 68.99% for zinc and 80.72% for copper. The Company estimates that a $130 (10%) increase or decrease in the gold price assumption would result in an approximate 2.1% increase or 3.9% decrease, respectively, in mineral reserves.
(2)	In addition to the mineral reserves set out above, at December 31, 2022, the LaRonde mine contained indicated mineral resources of 5,959,000 tonnes grading 2.96 g/t gold, 7.55 g/t silver, 0.11% copper and 0.50% zinc and inferred mineral resources of 2,941,617 tonnes grading 4.91 g/t gold, 21.16 g/t silver, 0.34% copper and 0.98% zinc. Gold cut-off grades used for mineral resource estimates were fixed at 80% of the applicable mineral reserve cut-off grade.
(3)	The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the LaRonde mine by category at December 31, 2022 with those at December 31, 2021. Revision indicates a decrease in mineral reserves following the updated technical assumptions due to the revision of the mine production plan in addition to mineral reserves converted from mineral resources

	Proven	Probable	Total
December 31, 2021 – thousand tonnes	3,684	11,616	15,301
Processed in 2022 – thousand tonnes	(1,670)	—	(1,670)
Revision – thousand tonnes	795	(2,119)	(1,325)
December 31, 2022 – thousand tonnes	2,809	9,497	12,306

(4)	Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the LaRonde Complex may be found in NI 43-101 Technical Report, LaRonde Complex, Québec, Canada as at December 31, 2022, filed with Canadian securities regulatory authorities on SEDAR on March 24, 2023 and authored by David Pitre, P.Eng., P.Geo.; Vincent Dagenais, P.Eng.; Devin Wilson, P.Eng.; Claude Bolduc, P.Eng.; and Yanick Létourneau, P.Eng.

LaRonde Complex Mineral Reserves and Mineral Resources – LaRonde Zone 5 Mine

As at December 31,
2022
Gold
Proven mineral reserves – tonnes	4,904,000
Average grade – gold grams per tonne	2.08
Probable mineral reserves – tonnes	5,490,000
Average grade – gold grams per tonne	2.17
Total proven and probable mineral reserves – tonnes	10,394,000
Average grade – gold grams per tonne	2.12
Total contained gold ounces	710,000

Notes:

(1)	The 2022 proven and probable mineral reserve estimates set out in the table above are based on a cut-off grade from 1.33 to 1.75 g/t gold. There are no mineral reserves at open pit deposits. The 2022 proven and probable mineral reserves set out in the table above were estimated using assumed metallurgical recovery of 94.58% for gold. The Company estimates that a $130 (10%) increase or decrease in the gold price assumption would result in an approximate 11.7% increase or 13.2% decrease, respectively, in mineral reserves.
(2)	In addition to the mineral reserves set out above, at December 31, 2022, the LaRonde Zone 5 mine contained indicated mineral resources of 9,774,000 tonnes grading 2.08 g/t gold and inferred mineral resources of 12,376,000 tonnes grading 3.13 g/t gold. Gold cut-off grades used for mineral resource estimates were fixed at 80% of the applicable mineral reserve cut-off grade.
(3)	The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the LaRonde Zone 5 mine by category at December 31, 2022 with those at December 31, 2021. Revision indicates a decrease in mineral reserves following the updated technical assumptions due to the revision of the mine production plan in addition to mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2022.

	Proven	Probable	Total
December 31, 2021 – thousand tonnes	5,333	7,451	12,784
Processed in 2022 – thousand tonnes	(1,146)	—	(1,146)
Revision – thousand tonnes	716	(1,961)	(1,245)
December 31, 2022 – thousand tonnes	4,904	5,490	10,394

(4)	Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the LaRonde Complex may be found in NI 43-101 Technical Report, LaRonde Complex, Québec, Canada as at December 31, 2022, filed with Canadian securities regulatory authorities on SEDAR on March 24, 2023 and authored by David Pitre, P.Eng., P.Geo.; Vincent Dagenais, P.Eng.; Devin Wilson, P.Eng.; Claude Bolduc, P.Eng.; and Yanick Létourneau, P.Eng.

Canadian Malartic Complex Mineral Reserves and Mineral Resources (Agnico Eagle’s 50% Interest)

As at December 31,
2022
Gold
Proven mineral reserves – tonnes	25,802,000
Average grade – gold grams per tonne	0.7
Probable mineral reserves – tonnes	27,564,000
Average grade – gold grams per tonne	1.16
Total proven and probable mineral reserves – tonnes	53,366,000
Average grade – gold grams per tonne	0.93
Total contained gold ounces	1,603,000

Notes:

(1)	The Canadian Malartic Complex is owned by the Partnership, in which the Company holds, directly and indirectly, a 50% interest, with the remaining 50% interest held directly and indirectly by Yamana. The 2022 proven and probable (open pit and underground) mineral reserves set out in the table above were estimated using an assumed variable metallurgical gold recovery with maximum values between 76.9% and 85.3% for open pit and 96% for underground. The cut-off grade varies from 0.36 to 0.41 g/t gold, depending on the deposit. The cut-off grade for the Odyssey South underground deposit is 1.55 g/t gold. The operating cost per tonne estimate for the Canadian Malartic mine as of December 31, 2022 was C$15.93 per tonne for Canadian Malartic and the Barnat deposit and from C$67.20 to C$73.29 per tonne for Odyssey deposit. The Company estimates that a $130 (10%) increase or decrease in the gold price assumption would result in an approximate 0.7% increase or 1.1% decrease, respectively, in open pit mineral reserves
(2)	In addition to the mineral reserves set out above, at December 31, 2022, the Canadian Malartic property (Agnico Eagle’s 50% interest) contained inferred mineral resources of 2,804,000 tonnes grading 0.73 g/t gold. The Odyssey Deposit (Agnico Eagle’s 50% interest), located near the Canadian Malartic mine, contained underground indicated mineral resources of 888,000 tonnes grading 1.59 g/t gold and underground inferred mineral resources of 11,250,000 tonnes grading 2.18 g/t gold. The East Malartic Deposit (Agnico Eagle’s 50% interest), located near the Canadian Malartic mine, contained underground indicated mineral resources of 6,107,000 tonnes grading 1.96 g/t gold and underground inferred mineral resources of 38,781,000 tonnes grading 2.01 g/t gold. The East Gouldie Deposit (Agnico Eagle’s 50% interest), located near the Canadian Malartic mine, contained underground indicated mineral resources of 25,105,000 tonnes grading 3.29 g/t gold and underground inferred mineral resources of 16,189,000 tonnes grading 2.54 g/t gold. Canadian Malartic open pit resources cut-off grades vary from 0.40 g/t gold to 0.43 g/t gold depending on location. Odyssey mineral resources cut-off grades vary from 1.20 g/t gold to 1.30 g/t gold depending on depth from surface. East Malartic mineral resources cut-off grades vary from 1.20 g/t gold to 1.45 g/t gold depending on depth from surface. East Gouldie mineral resources cut-off grades vary from 1.15 g/t gold to 1.30 g/t gold depending on depth from surface.
(3)	The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Canadian Malartic mine by category at December 31, 2022 with those at December 31, 2021, stating Agnico Eagle’s 50% interest. Revision indicates additional mineral reserves converted from mineral resources during 2022.

	Proven	Probable	Total
December 31, 2021 – thousand tonnes	21,466	28,758	50,225
Processed in 2022 – thousand tonnes	(9,740)	—	(9,740)
Revision – thousand tonnes	14,076	(1,195)	12,882
December 31, 2022 – thousand tonnes	25,802	27,564	53,366

(4)	Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Canadian Malartic mine may be found in the NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada with an effective date of December 31, 2020, filed with Canadian securities regulatory authorities on SEDAR on March 25, 2021, authored by Pascal Lehouiller, P.Geo., Sylvie Lampron, P.Eng., Guy Gagnon, P.Eng., Nicole Houle, P.Geo. and Francois Bouchard, P.Geo.

Detour Lake Mineral Reserves and Mineral Resources

As at December 31,
2022
Gold
Proven mineral reserves – tonnes	107,622,000
Average grade – gold grams per tonne	0.91
Probable mineral reserves – tonnes	742,795,000
Average grade – gold grams per tonne	0.73
Total proven and probable mineral reserves – tonnes	850,417,000
Average grade – gold grams per tonne	0.76
Total contained gold ounces	20,683,000

Notes:

(1)	The 2022 proven and probable mineral reserve estimates set out in the table above were estimated using a cut-off grade that used metallurgical gold recovery of 91.3%. The cut-off grade used for open pit mineral reserves is 0.3g/t gold, depending on location, grade and time. The operating costs used for the open pit mineral reserve estimate as of December 31, 2022 are C$18.58 per tonne. The Company estimates that a $130 (10%) increase or decrease in the gold price assumption would result in an approximate 30% increase or 17.2% decrease, respectively, in mineral reserves.
(2)	In addition to the mineral reserves set out above, at December 31, 2022, Detour Lake contained measured mineral resources of 30,861,000 tonnes grading 1.45 g/t gold, indicated mineral resources of 697,821,000 tonnes grading 0.74 g/t gold and inferred mineral resources of 58,317,000 tonnes grading 0.62 g/t gold. Mineral resources were estimated using a gold price of US$1,500/oz and a C$/US$ exchange rate of 1.3.
(3)	The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Detour Lake mine by category at December 31, 2022 with those at December 31, 2021. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans, and mineral reserves added from exploration activities during 2022.

	Proven	Probable	Total
December 31, 2021 – thousand tonnes	80,269	493,044	573,313
Processed in 2022 – thousand tonnes	(25,461)	—	(25,461)
Revision – thousand tonnes	52,814	249,751	302,565
December 31, 2022 – thousand tonnes	107,622	742,795	850,417

(4)	Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Detour Lake mine may be found in the amended and restated Detour Lake Operation Ontario, Canada NI 43-101 Technical Report with an effect date of July 26, 2021 filed with Canadian securities regulatory authorities on SEDAR on March 24, 2022, authored by Steven Gray, P.Geo.; Andre Leite, P.Eng; Juan Figueroa, P.Geo.; Jean-Francois Dupont, P.Eng; Veronika Raizman, P.Geo; and Paul Andrew Fournier, P.Eng.

Meadowbank Complex Mineral Reserves and Mineral Resources

As at December 31,
2022
Gold
Proven mineral reserves – tonnes	1,892,000
Average grade – gold grams per tonne	2.14
Probable mineral reserves – tonnes	14,718,000
Average grade – gold grams per tonne	4.30
Total proven and probable mineral reserves – tonnes	16,610,000
Average grade – gold grams per tonne	4.05
Total contained gold ounces	2,164,000

Notes:

(1)	The 2022 proven and probable mineral reserve estimates set out in the table above were estimated using a cut-off grade that used variable metallurgical gold recoveries with maximum values ranging from 92.43% to 95.00%, depending on the deposit and grade. The cut-off grade used for open pit mineral reserves varied from 1.14 to 1.17 g/t gold, depending on the deposit and whether it is incremental ore or full cost ore. The operating costs used for the open pit mineral reserve estimate as of December 31, 2022 are C$63.44 per full cost tonne and C$18.13 per incremental tonne, including an additional haulage cost of C$16.21 per tonne for the Amaruq satellite deposit mineral reserves. The cut-off grade used for underground mineral reserves at Amaruq is 3.42 g/t gold. The operating costs used for the Amaruq underground mineral reserve estimate as of December 31, 2022 is C$167.28 per tonne. The Company estimates that a $130 (10%) increase or decrease in the gold price assumption would result in an approximate 4.0% increase or 4.5% decrease, respectively, in mineral reserves.
(2)	In addition to the mineral reserves set out above, at December 31, 2022, the Meadowbank Complex contained indicated mineral resources of 13,203,000 tonnes grading 3.60 g/t gold and inferred mineral resources of 6,341,000 tonnes grading 4.60 g/t gold. Gold cut-off grades used for mineral resource estimates were fixed at 80% of the applicable mineral reserve cut-off grade.

(3)	The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Meadowbank Complex by category at December 31, 2022 with those at December 31, 2021. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans, and mineral reserves added from exploration activities during 2022.

	Proven	Probable	Total
December 31, 2021 – thousand tonnes	1,361	19,228	20,589
Processed in 2022 – thousand tonnes	(3,739)	—	(3,739)
Revision – thousand tonnes	4,271	(4,510)	(239)
December 31, 2022 – thousand tonnes	1,892	14,718	16,610

(4)	Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Meadowbank Complex may be found in the Technical Report on the Mineral Resources and Mineral Reserves at the Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR on March 22, 2018, authored by David Paquin Bilodeau, P.Geo., Robert Badiu, P.Geo., Pierre McMullen, P. Eng. and Karl Leetma, P. Eng.

Meliadine Mine Mineral Reserves and Mineral Resources

As at December 31,
2022
Gold
Proven mineral reserves – tonnes	1,015,000
Average grade – gold grams per tonne	5.77
Probable mineral reserves – tonnes	18,449,000
Average grade – gold grams per tonne	6.03
Total proven and probable mineral reserves – tonnes	19,464,000
Average grade – gold grams per tonne	6.02
Total contained gold ounces	3,766,000

Notes:

(1)	The 2022 proven and probable mineral reserves set out in the table above were estimated using a metallurgical gold recovery ranging from 86.7% to 96.5% depending on the deposit and grade. The cut-off grades used for open pit mineral reserves varied from 2.00 to 2.33 g/t gold depending on deposit and grade. The cut-off grades used for underground mineral reserves varied from 4.36 to 4.78 g/t gold diluted depending on deposit. The operating costs used for the open pit mineral reserves estimates as of December 31, 2022 ranged from C$87.28 to C$120.99 per tonne, depending on the deposit and the grade (marginal or high grade). The operating costs used for the underground mineral reserves estimates as of December 31, 2022 ranged from C$86.98 to C$215.50 per tonne depending on the deposit, grade and location. The Company estimates that a $130 (10%) increase or decrease in the gold price assumption would result in an approximate 6.5% increase or 7.5% decrease, respectively, in mineral reserves
(2)	In addition to the mineral reserves set out above, at December 31, 2022, the Meliadine mine contained measured mineral resources of 303,000 tonnes grading 4.53 g/t gold, indicated mineral resources of 12,047,000 tonnes grading 4.12 g/t gold and inferred mineral resources of 11,088,000 tonnes grading 6.39 g/t gold. Gold cut-off grades used for mineral resource estimates were fixed at 80% of the applicable mineral reserve cut-off grade.
(3)	The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Meliadine mine by category at December 31, 2022 with those at December 31, 2021. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans, and mineral reserves added from exploration activities during 2022.

	Proven	Probable	Total
December 31, 2021 – thousand tonnes	1,582	17,580	19,162
Processed in 2022– thousand tonnes	(1,757)	—	(1,757)
Revision – thousand tonnes	1,190	869	2,059
December 31, 2022 – thousand tonnes	1,015	18,449	19,464

(4)	Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Meliadine project may be found in the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada with an effective date of February 11, 2015, filed with Canadian securities regulatory authorities on March 12, 2015, authored by Julie Larouche, P.Geo., Denis Caron, Eng., Larry Connell, P.Eng., Dany Laflamme, Eng., François Robichaud, Eng., François Petrucci, P.Eng. and Alexandre Proulx, Eng.

Fosterville Mineral Reserves and Mineral Resources (including the Robbins Hill deposit)

As at December 31,
2022
Gold
Proven mineral reserves – tonnes	608,000
Average grade – gold grams per tonne	23.19
Probable mineral reserves – tonnes	5,955,000
Average grade – gold grams per tonne	6.39
Total proven and probable mineral reserves – tonnes	6,562,000
Average grade – gold grams per tonne	7.95
Total contained gold ounces	1,677,000

Notes:

(1)	The 2022 proven and probable mineral reserve estimates set out in the table above were estimated using a cut-off grade that used metallurgical gold recovery of 95.0%. The cut-off grade used for underground mineral reserves varies from 4.10 to 4.50 g/t gold, depending on the deposit. The operating costs used underground mineral reserve estimate as of December 31, 2022 vary from A$211.45 to A$231.68 per tonne, depending on the deposit. The Company estimates that a $130 (10%) increase or decrease in the gold price assumption would result in an approximate 2.6% increase or 4.4% decrease, respectively, in mineral reserves.
(2)	In addition to the mineral reserves set out above, at December 31, 2022, Fosterville contained measured mineral resources of 1,057,000 tonnes grading 3.67 g/t gold, indicated mineral resources of 9,736,000 tonnes grading 5.18 g/t gold and inferred mineral resources of 5,638,000 tonnes grading 6.53 g/t gold. Mineral resources were estimated using: a gold price of US$1,500/oz and a AUD/USD exchange rate of 1.36.
(3)	The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Fosterville mine (including the Robbins Hill deposit) by category at December 31, 2022 with those at December 31, 2021. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans and mineral reserves added from exploration activities during 2022.

	Proven	Probable	Total
December 31, 2021 – thousand tonnes	1,221	5,430	6,651
Processed in 2022– thousand tonnes	(604)	—	(604)
Revision – thousand tonnes	(9)	525	516
December 31, 2022 – thousand tonnes	608	5,955	6,562

(4)	Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Fosterville mine may be found in the Technical Report on the Mineral Resources and Mineral Reserves at the Fosterville mine, Australia with an effective date of December 31, 2018 and filed with Canadian securities regulatory authorities on SEDAR on March 24, 2022, authored by Troy Fuller, MAIG, and Ion Hann, FAusIMM.

Principal Products and Distribution

The Company earns substantially all of its revenue from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue is generated from the production and sale of by-product metals, namely silver, zinc and copper. The gold produced by the Company is sold in refined form, primarily in the London spot market. The Company is not dependent on any particular purchaser of its principal product.

Employees

As of December 31, 2022, the Company had 16,105 employees comprised of 10,125 permanent employees, 5,590 contractors, 295 temporary employees and 95 students. Of the permanent employees, 1,103 were employed at the LaRonde Complex, 425  at the Goldex mine, 1,041 at the Canadian Malartic mine (including 7 in the Canadian Malartic office), 1,388 at the Detour Lake mine; 864 at Macassa mine; 464 at the Kittila mine (with an additional 9 at the Finnish exploration group), 1,127 at the Meadowbank Complex (including 4 at the Baker Lake office and 55 in Quebec), 798 at the Meliadine mine (including 4 at the Rankin Inlet office and 51 in Quebec), 84 at the Hope Bay mine, 550 at the Fosterville mine; 1,122 at the Pinos Altos mine (with an additional 17 in the exploration group in Mexico, and 5 at the  Mexico regional office), 24 at the Creston Mascota deposit at Pinos Altos, 438 at the La India mine, 41 in the exploration group in Mexico, 69 in the exploration group in Canada and the United States (including the Kirkland Lake and Hammond Reef properties), 32 in the exploration group in Australia, 190 at the regional technical office in Abitibi, 69 at the regional office in Timmins; 7 at the regional office in Sweden, 14 at the regional office in Australia and 212 at the corporate head office in Toronto. The number of permanent employees of the Company at the end of 2022, 2021, and 2020 was 10,125, 6,810, and 6,210, respectively.

Competitive Conditions

The precious metal exploration and mining business is a highly competitive business. The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases, the sourcing of raw materials and supplies used in connection with mining operations and the recruitment and retention of qualified employees.

The ability of the Company to continue its mining business in the future will depend not only on its ability to develop its current properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or exploration. See “Risk Factors” for a description of additional competitive risks the Company faces.

Sustainable Development

In 2022, the Company continued incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility for ‘maintaining high standards in sustainability’, to exploration and acquisition activities, day to day operations and site closure. The formal integration of this process began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy (the “Sustainable Development Policy”) that reflects the Company’s commitment to responsible mining practices. This policy was updated in 2019 with enhanced commitments to the protection of human rights and a greater emphasis on risk management. The Sustainable Development Policy was reviewed and re-issued in 2022. The Company believes that the Sustainable Development Policy supports the achievement of more sustainable practices through oversight and accountability.

The Sustainable Development Policy operates through the development and implementation of a formal and integrated Health, Safety and Environmental Management System, termed the Risk Management and Monitoring System (the “RMMS”), across all divisions of the Company. The aim of the RMMS is to promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS is supported by software widely used in the Canadian mining industry that is consistent with the ISO 14001 Environmental Management System and the Occupational Health and Safety Assessment Series 18001 Health and Safety Management System.

The RMMS incorporates the Company’s commitments as a signatory to the Cyanide Code, a voluntary program that addresses the safe production, transport, storage, handling and disposal of cyanide. The Company became a signatory to the Cyanide Code in September 2011.

The RMMS also integrates the requirements of the Mining Association of Canada’s industry-leading Towards Sustainable Mining Initiative (the “TSM Initiative”), as well as the Global Reporting Initiative’s sustainability reporting guidelines for the mining industry and the Sustainable Accounting Standards Board (“SASB”) standards. In December 2010, the Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative helps mining companies evaluate the quality, comprehensiveness and robustness of their management systems under eight performance elements: biodiversity conservation; climate change; crisis management; indigenous and community relations; prevention of child and forced labour; health and safety; tailings management; and water stewardship.

The Company has adopted and implemented the World Gold Council’s Conflict-Free Gold Standard. This implementation was initiated on January 1, 2013. In 2019, the Company committed to the application of the World Gold Council’s Responsible Gold Mining Principles (the “RGMP”). These commitments have also been integrated into the RMMS.

In 2017, the Company adopted the Voluntary Principles on Security and Human Rights (the “VP”), a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights.

External audits to satisfy the audit requirements of RMMS, TSM, RGMP and VP are completed every three years with internal audits being done in interim years. Results of these audits are disclosed on our website.  New operations begin implementation of these frameworks upon commercial production or acquisition in order to successfully complete the external audit within 3 years. In 2021, the Company completed external integrated audits for all of these frameworks at Meadowbank, LaRonde, Goldex, Kittila, Pinos Altos and La India. A similar audit was completed at Meliadine in 2022. External audits for RGMP were completed for Detour, Macassa and Fosterville in 2022 and these sites are on track to complete a full integrated audit within the 3 year timeline.

In 2018, the Company adopted an Indigenous Engagement Policy and a Diversity and Inclusion Policy and, in 2019, a Diversity Advisory Council was established. An internal review was completed at each site to identify best practices as well as any obstacles or barriers to the successful implementation of these policies. In 2022, Diversity and Inclusion initiatives and action plan continued to be implemented. The Dr Leanne Baker Scholarship and Development program was launched in 2022 with the objective of supporting women working for Agnico Eagle advance into leadership positions. Selected participants enter a two year program which includes training, mentoring, networking and access to funds if they wish to further their education.

The Company’s Sustainable Development Policy is available on the Company’s website at www.agnicoeagle.com. The Canadian Malartic mine’s sustainable development report is available at its website, www.canadianmalartic.com.

Employee Health and Safety

In 2022, a combined lost-time and restricted work accident frequency rate (excluding the Canadian Malartic mine) of 0.64 was achieved, a decrease from the 2021 rate of 0.82, and below the target rate of 0.89. Extensive health and safety training continued to be provided to employees during 2022.  This includes full year data for the assets acquired with the Merger (Detour Lake, Fosterville and Macassa mines). The Canadian Malartic Partnership’s (Canadian Malartic Complex) combined accident frequency rate in 2022 was 0.84, an increase from the 2021 rate of 0.76 but below the target rate of 1.3.

Efforts to prevent the spread of COVID-19 continued throughout the year.  Rigorous protocols and hygiene measures remained in place for the majority of the year although many measures have been lifted as measures are lifted in the communities in which the Company operates.   Nunavummiut workers (that is, those from Nunavut) who had been returned home at the end of 2021 during a spike in COVID-19 infection rates, returned to work in the second quarter. The Company can redeploy all such measures if necessary.

One of the measures implemented by the Company across all operations and exploration properties to improve safety performance is a workplace safety card system. Many operations use the Supervision Formula which was developed by the Quebec Mining Association (the “AMQ”). Safety cards guide workers and supervisors in using a risk-based approach to their duties. Workers and supervisors meet every day to discuss on-the-job health and safety matters. The safety card system also allows the Company’s workers and supervisors to document daily inspections and record observations on conditions in the workplace, the nature of risks or issues and other relevant information. In addition, it improves efficiency and safety by facilitating the exchange and analysis of relevant information between shifts as well as with the various technical support services.

In 2022, the AMQ acknowledged the Company’s strong performance in the area of health and safety, recognizing 56 of the Company’s (and the Partnership’s) supervisors from the LaRonde Complex and the Goldex, Odyssey and Canadian Malartic mines for keeping their workers safe. The supervisors received AMQ security awards for between 50,000 and 650,000 hours supervised without a lost-time accident.

In 2022, the National Mining Association of Mexico awarded the Creston Mascota mine the Jorge Rangel Zamorano – Silver Helmet award as the safest mine in Mexico in the open pit category (up to 500 employees) for the second time.

Each of the Company’s mining operations has its own emergency response plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. The corporate crisis management plan is updated regularly to ensure alignment with industry best practices and the TSM Initiative Crisis Management Protocol requirements. Emergency response simulations are performed at all operations on an annual basis. TSM Initiative also contains a Health and Safety protocol which is implemented at each of the Company’s mining operations.

Community

The Company’s goal, at each of its operations worldwide, is to hire as much of its workforce as possible, including management teams, directly from the local region in which the operation is located. In 2022, the overall Company average for local hiring was approximately 60% (excluding Canadian Malartic) including the Company’s fly-in fly-out operations where the majority of the workforce does not live in the region of the operation. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

Inuit Impact and Benefit Agreements are in place for both the Meadowbank Complex and the Meliadine mine. These IIBA’s provide that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit and outline the special considerations and compensation provided to the Inuit regarding traditional, social and cultural matters.

The Company has agreements with First Nations who have treaty and Indigenous rights which they assert within the operations areas of the Detour Lake and Macassa mines. These agreements provide a framework for strengthened collaboration in the development and operations of the mine and outline tangible benefits for the First Nations, including direct financial support, skills training and employment, opportunities for business development and contracting and a framework for issues resolution, regulatory permitting and the Company’s future financial contributions. In addition, the Company engages with Indigenous communities in connection with environmental conditions, permitting applications and ongoing projects.

The Company has adopted a reconciliation action plan consistent with the call for action No. 92 of the Truth and Reconciliation Commission of Canada: Calls to Action, the first step of which was to give training on First Nations matters to the Company’s senior management, and which was completed in 2018. In 2022, the Company continued to advance call to action by engaging in discussions with the First Nations communities in the regions of our mines and projects in Canada (Nunavut, Quebec and Ontario) and Australia.

The Partnership continued its contribution to the Malartic economic development fund which was established prior to mine development to diversify the local economy throughout the mine life so that the town of Malartic is well equipped to face the eventual mine closure. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine. In 2020, a collaboration agreement was signed with the Abitibiwinni, Lac Simon, Long Point and Kitcisakik Anishinabeg First Nations aimed at the sustainable development of these four First Nations and their increased participation in the mine’s activities and projects.

Good Neighbour Guides were implemented at the LaRonde Complex and the Goldex mine in 2020 and updated in 2022. The Company continues to support a number of community health and educational initiatives in the region surrounding the Pinos Altos and La India mines.

The Company’s Code of Business Conduct and Ethics Policy is available on the Company’s website at www.agnicoeagle.com.

Environmental Protection

The Company’s exploration activities and mining and processing operations are subject to the federal, state, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company’s activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development and, in operation, has an environmental management system consistent with ISO 14001 as well as an internal audit program. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

The Company has reported greenhouse gas emissions and climate change risk factors annually to the Carbon Disclosure Project since 2007.

The Company’s teams of on-site environmental experts monitor regulatory compliance in terms of approvals, permits, directives and requirements and, when considered necessary, implement improvement measures.

In 2022, the Company adopted an interim target to reduce greenhouse gas emissions by 30% by 2030 and issued its first Climate Action Report. Site and corporate climate action teams continued to advance climate specific risk assessments and climate action plans including projects and initiatives to reduce the Company’s greenhouse gas (“GHG”) footprint.  The Company continues to apply the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD).

The Company’s total liability for reclamation and closure cost obligations at December 31, 2022 was estimated to be $902 million (including the Company’s 50% share of the Canadian Malartic Complex reclamation costs). For more information see note 12 to the Annual Financial Statements.

The Company’s Environmental Policy is available on the Company’s website at www.agnicoeagle.com.

IT Systems

The Company relies on its information technology systems, including its networks, equipment, hardware, software, telecommunications and other information technology (collectively, “IT systems”), and the IT systems of third-party service providers, to operate its business as a whole. See “Risk Factors – The Company is dependent on information technology systems.”

The Company has instituted protocols to monitor and run vulnerability scanning on a daily basis that provides information on security risks which can then be addressed by the Company’s cybersecurity team. The Company’s protocols include documented Industrial Cybersecurity Standards for Operational Technology based on ISA/IEC 62443 standards and the use of security technologies to isolate, monitor and control access to operational systems. In addition, the Company partners with Public Safety Canada and other gold mining companies to identify and understand risks specific to the mining industry. In addition, the Company has implemented an employee cyber security awareness program that is used throughout the Company.

The Company’s management reports to the Audit Committee of the Board on a quarterly basis, and periodically reports to the Board, on at least an annual basis, with respect to the Corporation’s cybersecurity status and statistics. In addition, the Company periodically performs audits of its IT systems by external information technology experts. For example, in each of 2018 and 2021 the Company completed a third party audit of the Company’s “operational technology” systems.

The Company maintains an information security risk insurance policy. The Company has not experienced a material information security breach in the last three years.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations.

The Company’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

The Company’s earnings are directly related to commodity prices, as revenues are derived from the sale of gold, silver, zinc and copper. Gold prices, which have the greatest impact on the Company’s financial performance, fluctuate widely and are affected by numerous factors, including, central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold, wars and other conflicts, changes in supply and changing investor or consumer sentiment (including in connection with transition to a low-carbon economy, investor interest in cryptocurrencies and other investment alternatives), all of which are beyond the Company’s control. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities or world events, including concerns relating to the spread of COVID-19. For example, from March 6, 2020 to March 16, 2020, the London P.M. Fix (as defined below) fell almost $200 per ounce, from $1,683.65 per ounce to $1,487.70 per ounce. Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations. If the market price of gold falls below the Company’s realized or anticipated all-in sustaining costs per ounce of production at one or more of its mines, projects or other properties and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its mining, exploration or development activities at such mines, projects or other property or at other mines or projects. In addition, such fluctuations may require changes to the Company’s mine plans. The Company’s current mine plans and mineral reserve and mineral resource estimates are generally based on a gold price of $1,300 per ounce (see “Operations & Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company”). If the price of gold falls below such levels, the mines may be rendered uneconomic and production may be suspended. In addition, lower gold prices may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both, and estimates of mineral reserves and mineral resources may be reduced. Also, increased volatility in the price of gold may result in the Company delaying or abandoning some of its growth projects. Further, the prices received from the sale of the Company’s by-product metals produced at its LaRonde mine (silver, zinc and copper) and its Pinos Altos, La India and Canadian Malartic mines (silver) affect the Company’s ability to meet its forecasts for total cash costs per ounce of gold produced or all-in sustaining costs per ounce of gold produced when such measures are calculated on a by-product basis. By-product metal prices fluctuate widely and are also affected by numerous factors beyond the Company’s control. The Company’s policy and practice is not to sell forward its future gold production; however, under the Board-approved price risk management policy, the Company may review this practice on a project by project basis. See “Risk Profile – Commodity Prices and Foreign Currencies” and “Risk Profile – Financial Instruments” in the Annual MD&A for more details on the Company’s use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”).

	2023
	(to March 21)	2022	2021	2020	2019	2018
High price ($per ounce)	1,969	2,039	1,943	2,067	1,546	1,355
Low price ($per ounce)	1,811	1,629	1,684	1,474	1,270	1,178
Average price ($per ounce)	1,879	1,800	1,799	1,770	1,393	1,268

On March 21, 2023, the London P.M. Fix was $1,953 per ounce of gold.

The assumptions that underlie the estimates of future operating results and the strategies used to mitigate the effects of risks of metal prices are set out in “Operations & Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company” in this AIF and under the heading “Risk Profile” in the Annual MD&A.

The Company is largely dependent upon its mining and milling operations at its material properties and any adverse condition affecting those operations may have a material adverse effect on the Company.

The Company’s mines and operating margins across its operations is as follows (for the year ended 2022):

		Percentage of
	Percentage	Company’s
	of Gold	operating
Operations(1)	Production	margin
LaRonde Complex	11.4%	12.8%
Canadian Malartic Complex	10.5%	11.0%
Detour Lake mine	20.8%	22.6%
Meliadine mine	11.9%	11.6%
Meadowbank Complex	11.9%	6.5%
Fosterville mine	10.8%	14.2%

(1)	Information for the Detour Lake and Fosterville mines are for the period from February 8 to December 31, 2022.

Any adverse condition affecting mining or milling conditions at these mines could be expected to have a material adverse effect on the Company’s financial performance and results of operations (see “– If the Company experiences mining accidents or other adverse conditions, the Company’s mining operations may yield less gold than indicated by its estimated gold production” and “– The Company is subject to risks related to pandemics and other outbreaks of communicable diseases, as well as the economic impacts that result therefrom”).

Further, the Meliadine mine and the Meadowbank Complex are subject to risks associated with operating mining operations in a remote location (see “– The Company may experience difficulties at its Nunavut operations as a result of their remote location”) and the Fosterville mine is subject to the risks associated with operating mining operations in a foreign jurisdiction (see “– The Company is subject to the risks associated with foreign operations”).

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the LaRonde Complex, Canadian Malartic mine, Detour Lake mine, Meliadine mine, Meadowbank Complex and Fosterville mine for a substantial portion of its gold production, operating margin and cash flow provided by operating activities. There can be no assurance that the Company’s current exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current production and mineral reserves.

Inflation may adversely affect the Company’s results.

The Company is affected by rising inflationary pressures. As the COVID-19 economic recovery continues, inflation rates in the jurisdictions in which the Company operates increased significantly in 2022. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, as well as continuing global supply-chain disruptions. These inflationary pressures have affected the Company’s labour, commodity and other input costs and such pressures may or may not be transitory. Any continued upward trajectory in the inflation rate for the Company’s inputs may have a material adverse effect on the Company’s capital expenditures for the development of its projects as well as its financial condition and results of operations.

The Company may experience difficulties at its Nunavut operations as a result of their remote location.

The Meadowbank Complex is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake and the Amaruq satellite deposit at Meadowbank is located 50 kilometres northwest of the Meadowbank minesite. The closest major city to the Meadowbank Complex is Winnipeg, Manitoba, approximately 1,500 kilometres to the south. The Company built a 110-kilometre all-weather road from Baker Lake to the Meadowbank minesite, which provides summer shipping access via Hudson Bay to the Meadowbank Complex and a 64-kilometre all-weather road between the Meadowbank minesite and the Amaruq satellite deposit. However, the Company’s operations are constrained by the remoteness of the Complex, particularly as the port of Baker Lake is only accessible approximately ten weeks per year. Most of the materials that the Company requires for the operation of the Meadowbank Complex must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is unable to acquire and transport necessary supplies during this time, or if ore transportation from Amaruq to Meadowbank is negatively affected or is not as anticipated, it may result in a slowdown or stoppage of operations and/or cost increases at the Meadowbank Complex. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this shipping window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations. For example, a March 2011 fire at the kitchen facilities of the Meadowbank mine required operations to be reduced at the mine, which resulted in gold production at the mine being below expected levels in 2011.

The Company’s Meliadine mine, 290 kilometres southeast of the Meadowbank mine, is also located in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Most of the materials that the Company requires to operate the Meliadine mine must be transported through the port of Rankin Inlet during its approximately 14-week shipping season. If the Company is unable to acquire and transport necessary supplies during this time it may result in a slowdown or stoppage of operations and/or cost increases at the Meliadine mine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Rankin Inlet during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations.

The Company’s Hope Bay project is located in the Kitikmeot District of Nunavut in northern Canada, approximately 125 kilometres southwest of Cambridge Bay and 685 kilometres northeast of Yellowknife, Northwest Territories. Most of the materials that the Company requires to operate the Hope Bay project must be transported during the ice-free period of August-September when ships and barges can access the site. If the Company is unable to acquire and transport necessary supplies during this time it may result in a slowdown or stoppage of activities and/or cost increases at the Hope Bay project. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped during this window. Failure to have available the necessary materials required or to repair or replace malfunctioning equipment may require the slowdown or stoppage of activities.

The remoteness of the Nunavut operations also necessitates the use of fly-in/fly-out camps for the accommodation of site employees and contractors, which may have an impact on the Company’s ability to attract and retain qualified mining, exploration and/or construction personnel. Further, the Company’s Nunavut operations are subject to risks relating to the transportation of personnel to and from the sites and increased risks related to pandemics. See “– The Company is subject to risks related to pandemics and other health emergencies, as well as the economic impacts that result therefrom”. If the Company is unable to attract and retain sufficient personnel or contractors on a timely basis, the Company’s Nunavut operations may be adversely affected.

If the Company experiences mining accidents or other adverse conditions, the Company’s mining operations may yield less gold than indicated by its estimated gold production.

The Company’s gold production may be negatively affected as a result of mining accidents such as, cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as, a failure of a production hoist, autoclave, filter press or SAG mill, the failure of, or inadequate capacity of, the Company’s tailings management or water storage facilities, or the impacts of wildlife (including caribou migration), on mining activities or transport. In addition, production may be reduced if, among other things, during the course of mining or processing, high geomechanical stress areas or seismic activity, unfavourable weather conditions or ground conditions, are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. The occurrence of one or more of these events could adversely affect the Company’s financial performance and results of operations.

The LaRonde mine continues to experience seismic events, which have resulted in some areas of the mine being under periodic closure to mitigate seismicity risk and to carry out rehabilitation activities. As the Company mines deeper at the LaRonde mine, the risks of more frequent and larger seismic events increase. In addition, seismic activity has the potential to negatively affect the infrastructure upon which the LaRonde Complex relies (including the mill and tailings facilities) as well as community relations. For example, in 2023, the Company changed the mining sequence in portions of the LaRonde mine in an attempt to, among other things, reduce stress levels on the secondary stopes and reduce the effect of seismic activity. The ‘pillarless’ mining method adopted by the Company resulting in a longer cycle time to extract stopes, resulting in a reduced mining rate, which has resulted in reductions in future production guidance. Seismic events also occur at the Goldex mine. The Company cannot be certain that a significant seismic event will not occur which could adversely affect the Company’s financial performance and results of operations.

The Company has properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. No assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

While the Company has met or exceeded its gold production forecasts since 2012, it failed to do so from 2008 to 2011, primarily due to: delays in the commissioning of the Goldex production hoist and the Kittila autoclave in 2008; autoclave issues at Kittila, filtering issues at Pinos Altos and dilution issues at Lapa in 2009; lower throughput at the Meadowbank mill due to a bottleneck in the crushing circuit and continued autoclave issues at the Kittila mine in the first half of the year in 2010; and suspension of mining operations at the Goldex mine due to geotechnical concerns with the rock above the mining horizon, a fire in the Meadowbank mine kitchen complex that negatively affected production and lower than expected grades at the Meadowbank and LaRonde mines in 2011. In addition, in 2020, the Company withdrew its full year 2020 production and cash costs guidance released on February 13, 2020 (the “Original Guidance”) due to uncertainty related to the COVID-19 pandemic. While the Company released updated 2020 production and cash costs guidance on April 30, 2020, the updated gold production forecast and actual 2020 gold production was lower than the Original Guidance.

Also, gold production has been negatively affected by: the temporary suspension of heap leach operations at the Creston Mascota deposit at Pinos Altos as a result of issues with the phase one leach pad liner in 2012; an extended maintenance shutdown at Kittila during the second quarter of 2013, during which the mine only operated for 14 days in the quarter, and a 16-day unplanned shutdown related to the LaRonde hoist drive in 2013; ten days of downtime resulting from a production hoist drive failure at LaRonde in 2014; lower than expected grades at Kittila and a decision during the year to extend the Vault pit at Meadowbank resulting in lower than expected production in 2015; an unscheduled shutdown of the secondary crushing circuit for maintenance at Meadowbank and unplanned maintenance on the leach tank, ball mill and crusher components in the process plant at Canadian Malartic in 2016; an unplanned temporary hoist and mill shutdown at Goldex in 2017; an unscheduled five-day mill shutdown at LaRonde and lower than expected grades at Kittila in 2018; the slower than expected ramp up in production at the Amaruq satellite deposit at the Meadowbank Complex, challenging ground conditions at the Cerro Colorado underground operations at Pinos Altos, higher clay content in the ore at La India that impacted the tonnes of ore stacked on the heap leach pad in 2019 and wear issues with the apron feeder at Meliadine; the impacts of the COVID-19 pandemic in 2020; and impacts of the Omicron variant of COVID-19 in 2021.

Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future production estimates.

The anticipated benefits of the Merger may not be realized.

As a result of the Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of the Company. The Company cannot provide any assurance that its and KLG’s systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Merger. The future operating results of the Company will be affected by the ability of its management and key employees to achieve expected synergies, to manage changing business conditions, to integrate the acquisition of KLG’s legacy business and to improve its operational and financial controls and reporting systems.

Achieving the anticipated benefits of the Merger depends in part on the ability of the Company to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of incorporating the businesses and operations of KLG into the Company.

The ability to realize the benefits of the Merger will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company’s ability to realize the anticipated growth opportunities and synergies from integrating KLG’s legacy business following completion of the Merger. This integration has and will in the future require the dedication of significant management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the Company following completion of the Merger, and from operational matters during this process. There can be no assurance that management will be able to integrate the operations of the businesses successfully or realize anticipated synergies. The integration of the two companies may present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated. It is possible that the integration process could result in disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with distributors, suppliers and partners or to achieve the anticipated benefits of the Merger. Any inability of management to successfully integrate the operations or achieve expected synergies could have a material adverse effect on the Company’s business and results of operations.

In addition, the compliance mechanisms and monitoring programs adopted and implemented by KLG prior to the Merger may not have adequately prevented or detected possible violations of environmental, health and safety, taxes, employment, labour standards, money laundering, terrorist financing and other applicable laws and failure to comply with any of the foregoing legislation prior to the Merger could result in severe criminal or civil sanctions and may subject the Company to other liabilities, including fines, prosecution and reputational damage, any of which could have a material adverse effect on the business, financial condition and results of operation of the Company.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company’s results of operations.

The Company’s operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company’s revenues are earned in U.S. dollars but the majority of its operating costs at Canadian operations are incurred in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2018 to December 31, 2022, the U.S. dollar/Canadian dollar exchange rate (as reported by the Bank of Canada) fluctuated from a high of C$1.20 per $1.00 to a low of C$1.45 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars; however, there can be no assurance that these strategies will be effective. In addition, the majority of the Company’s operating costs at the Kittila mine and Fosterville mine are incurred in Euros and Australian dollars, respectively, and a significant portion of operating costs at the Pinos Altos and La India mines are incurred in Mexican pesos. Each of these currencies has also fluctuated significantly against the U.S. dollar over the past several years. There can be no assurance that the Company’s foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

The Company’s ability to maintain current, or achieve forecast, gold production levels is dependent in part on the successful development and operation of new mines and/or expansion or optimization of existing mining operations.

The Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to maintain current, or achieve forecast, gold production levels is dependent in part on the successful development and operation of new mines and/or expansion or optimization of existing mining operations. Risks and uncertainties inherent in all new projects include the accuracy of mineral reserve estimates, metallurgical recoveries, geotechnical and other technical assumptions, capital and operating costs and future commodity prices. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, local community relations or other events, could result in one or more of the Company’s planned projects becoming impractical or uneconomic. Further, actual costs and economic returns may differ materially from the Company’s estimates or the Company may fail or be delayed in obtaining the governmental permits and approvals necessary in connection with a project, in which case, the project may not proceed either on its original timing or at all.

Frequently, new and/or expanded mining operations experience unexpected problems during the start-up phase, and delays can often occur prior to production reaching its expected steady state levels. The Company may also experience actual capital and operating costs and operating results that differ materially from those anticipated. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. For example, in 2019 the Company experienced issues related to pit dewatering and lower than expected equipment availability at the Meadowbank Complex and the apron feeder at the Meliadine mine.

The Company believes that the LaRonde mine extension, which commenced operation in late 2011, is the deepest mining operation in the Western Hemisphere with operations more than three kilometres below the surface. The Company’s operations at the LaRonde mine rely on infrastructure installed in connection with the extension for hauling ore and materials to the surface, including a winze and a series of ramps linking mining deposits to the Penna Shaft that services historic operations at the LaRonde mine. The depth of the operations poses significant challenges to the Company, such as geomechanical and seismic risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. Operations at the lower level of the

LaRonde mine are subject to high levels of geomechanical stress and there are few resources available to assist the Company in modelling the geomechanical conditions at these depths, which may result in the Company not being able to extract the ore at these levels as currently contemplated. In 2012, challenges associated with excess heat and congestion at the lower parts of the mine delayed the ramp up of production and, in 2013, throughput at the LaRonde mine was reduced as a result of 16 days of unplanned shut down to the hoist drive. In 2014, ten days of downtime resulting from a production hoist drive failure resulted in annual production at LaRonde being approximately 10,000 ounces below the Company’s expectations. In 2017-2018, many of the delays at the LaRonde mine were related to seismic activity, with day-to-day operations delayed due to non-entry protocols following a seismic event; and in December 2019, the Company temporarily suspended mining activity in the West mine area to reinforce ground support in the main ramp and access points on various levels due to an increase in seismicity in the West mine area outside of normal protocols. In 2023, in a response to greater seismicity being experienced at the LaRonde mine, the Company changed the mining sequence in portions of the LaRonde mine.  The change is in an attempt to, among other things, reduce stress levels on the secondary stopes and reduce the effect of seismic activity.  The ‘pillarless’ mining method adopted by the Company results in a longer cycle time to extract stopes, resulting in a reduced mining rate, which has resulted in reductions in production guidance for 2023 and 2024. A revised mine plan was also developed in light of transition to more pillarless mining method. In addition, the Company continues to evaluate the potential to mine below the currently planned 3.1 kilometre depth at LaRonde, or the LaRonde 3 deposit, which will likely face similar or greater challenges relating to operating at depth.

The further development of the Detour Lake, Kittila and Pinos Altos mines, as well as the development of the new mining zones at the Goldex mine and the construction of the Odyssey mine and Amaruq underground mine, requires the construction and operation of new mining infrastructure and, at Kittila, expanded milling operations and the construction of a shaft. The construction and operation of underground mining facilities and the expansion of milling facilities are subject to risks, including unforeseen geological formations, implementation of new mining or milling processes, delays in obtaining required construction, environmental or operating permits and engineering and mine or mill design adjustments, any of which may result in lower than expected or delayed production.

The Company’s total cash costs per ounce and all-in sustaining costs per ounce of gold produced depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company’s activities may become unprofitable.

The Company’s total cash costs per ounce and all-in sustaining costs per ounce of gold are dependent on a number of factors, including the exchange rate between the U.S. dollar and the Canadian dollar, Euro, Australian dollar and Mexican peso, smelting and refining charges, production royalties, the price of gold and by-product metals (when calculated on a by-product basis) and the cost of inputs used in mining operations. At the LaRonde Complex, the Company’s total cash costs per ounce and all-in sustaining costs per ounce of production (when calculated on a by-product basis) are affected by the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production. At the Canadian Malartic, Pinos Altos and La India mines, the Company’s total cash costs per ounce and all-in sustaining costs per ounce of production (when calculated on a by-product basis) are affected by the prices and production levels of by-product silver, the revenue from which is offset against the cost of gold production. Total cash costs per ounce and all-in sustaining costs per ounce from the Company’s operations at its mines in Canada, Australia, Finland and Mexico are affected by changes in the exchange rates between the U.S. dollar and the Canadian dollar, Australian dollar, the Euro, and the Mexican peso, respectively. Total cash costs per ounce and all-in sustaining costs per ounce at all of the Company’s mines are also affected by the costs of inputs used in mining operations, including labour (including contractors), energy, steel and chemical reagents. All of these factors are beyond the Company’s control. If the Company’s total cash costs per ounce or all-in sustaining costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and/or mining activities.

Total cash costs per ounce and all-in sustaining costs per ounce are not recognized measures under US GAAP or IFRS, and the data in this AIF may not be comparable to data presented by other gold mining companies. See “Introductory Notes – Note to Investors Concerning Certain Measures of Performance” in this AIF for a discussion of the Company’s use of non-GAAP measures.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

The mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. Mineral reserve and mineral resource estimates are based on gold recoveries in small scale laboratory tests and may not be indicative of the mineralization in the entire orebody and the Company may not be able to achieve similar results in larger scale tests under on-site conditions or during production. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves at most of its properties based on, among other things, a $1,300 per ounce gold price. The yearly average gold price has been above $1,300 per ounce since 2019; however, for the five years prior to that (2014 to 2018), yearly average gold prices were below $1,300 per ounce. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. For example, the Company recognized impairment losses in an aggregate amount of $55.0 million as at December 31, 2022 related to the La India mine and $389.7 million as at December 31, 2018 related to the Canadian Malartic mine, the La India mine and the El Barqueno project. Market price fluctuations of gold (or applicable by-product metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as production experience is gained. See “Introductory Notes – Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources”.

Due to the nature of the Company’s mining operations, the Company may face liability, delays and increased costs from environmental liabilities and industrial accidents, and the Company’s insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of mining is generally subject to risks and hazards, including environmental hazards (including relating to regulated substances, such as cyanide), industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, seismicity, cave-ins, rock bursts, rock falls, pit wall failures, flooding and gold bullion or doré losses (from theft or otherwise). Such occurrences could result in, among other things, damage to, or destruction of, mineral properties or production infrastructures and facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. As well, risks may arise with respect to the management of tailings and waste rock, mine closure, rehabilitation and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). The Company’s insurance may not provide adequate coverage in certain unforeseen circumstances or may not otherwise be adequate for its needs. The Company may also become subject to liability for, among other things, pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may incur significant costs that could have a material adverse effect on its financial performance and results of operations. Financial assurances may also be required with respect to closure and rehabilitation costs, may increase significantly over time and reserved amounts may not be sufficient to address actual obligations at the time of decommissioning and rehabilitation.

The Company’s properties and mining operations may be subject to rights or claims of indigenous groups and the assertion of such rights or claims may impact the Company’s ability to develop or operate its mining properties.

The Company currently operates in, and in the future may operate in or explore additional, areas currently or traditionally inhabited or used by indigenous peoples and subject to indigenous rights or claims. Operating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on governments and the Company to respect the rights of indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company’s mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or indigenous peoples may require accommodation including undertakings regarding employment, royalty payments, procurement, other financial payments and other matters. This may affect the Company’s ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, Australia and Mexico, in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

In addition, some of the Company’s properties in Mexico are held by agrarian community groups, or Ejidos, which results in the Company needing to contract with the local communities surrounding its properties in order to obtain surface rights to land needed in connection with the Company’s mining, development and exploration activities. Any inability to maintain and renew or expand these surface rights on favourable terms or otherwise could have an adverse effect on the Company’s business and financial condition.

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. Actions by the aforementioned groups that affect the Company’s operations may have a material adverse effect on the Company’s reputation, results of operations and financial performance.

The Company is subject to the risks associated with foreign operations.

The Company’s operations include mines in Australia, Finland and in Mexico. Collectively, these mines are expected to account for approximately 20% of the Company’s gold production in 2023. These operations are subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company’s Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; restrictions or travel; hostage taking; security issues (including theft); changing political conditions; and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Australia, Finland and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

Changes, if any, in mining or investment policies or shifts in political attitude in Australia, Finland or Mexico may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency controls or restrictions, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

In addition, Australia, Finland and Mexico have significantly different laws and regulations than Canada and there are cultural and, in the case of Finland and Mexico, language differences between these countries and Canada. Also, the Company faces challenges inherent in efficiently managing employees over large geographical distances, including the challenges of staffing and managing operations in several international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management’s attention to the detriment of the Company’s other operations. There can be no assurance that difficulties associated with the Company’s foreign operations can be successfully managed.

In the future, the Company may choose to operate in foreign jurisdictions other than Australia, Finland and Mexico. For example, the Company currently has exploration properties or activities in each of the United States, Sweden and Colombia, as well as strategic investments in companies holding properties in the Dominican Republic, Colombia and Panama. Such operations would inherently be subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company’s Canadian, Australian, Finnish and Mexican properties.

The Company is subject to risks related to pandemics and other health emergencies, as well as the economic impacts that result therefrom.

The Company is subject to risks related to pandemics and other health emergencies, which could significantly disrupt its operations and could have a material adverse effect on the Company’s financial performance and results of operations. In December 2019, a novel strain of coronavirus known as COVID-19 surfaced and subsequently spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 (which for purposes of this AIF, where applicable, includes any variants thereof), and the duration and intensity of resulting business disruption and related financial and social impact, remain uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty. COVID-19 and these measures could again have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability, the ability to travel, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate and the availability of insurance and the cost thereof, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others could also result in the Company again reducing or suspending operations at one or more of its mines. COVID-19 and associated responses could also have an adverse effect on the Company’s ability to procure inputs required for the Company’s operations and projects. The occurrence of one or more of these events or circumstances could have a material adverse effect on the Company’s business and results of operations. For example, on March 23, 2020 the Quebec Order required non-essential businesses in Quebec be closed from March 25, 2020 to April 13, 2020. Accordingly, the Company suspended mining operations the LaRonde Complex, the Goldex mine and the Canadian Malartic mine. The Company also reduced activities at the Meliadine and Meadowbank mining operations in Nunavut, which are fly-in/fly-out mining operations serviced out of Mirabel and Val-d’Or, Quebec. As a result, among other things, of the Quebec Order, on March 24, 2020 the Company determined to withdraw its guidance for 2020 regarding expected production volumes and costs. On April 2, 2020, as a result of a decree by the Government of Mexico that all non-essential businesses suspend operations until April 30, 2020, the Company suspended mining operations at the Company’s Pinos Altos mine, Creston Mascota mine and La India mine. As a result, in the second quarter of 2020, operations at seven of the Company’s eight mines were suspended or reduced. In addition, production at the Company’s mines in Nunavut was negatively impacted in the fourth quarter of 2021 due to the spread of the Omicron variant of COVID-19. The Company cannot provide any assurances that governments in the regions it operates will not implement measures, or the Company will not otherwise take precautions, in response to the COVID-19 pandemic or other health emergencies that result in the suspension or reduction of mining operations at one or more of its mines.

The Company’s Nunavut operations (including the Meadowbank Complex, Meliadine mine and Hope Bay project) are located in remote areas and operate as fly-in/fly-out camps, meaning site employees and contractors are housed in on-site accommodations during the periods in which they are working.  The Company’s Detour mine is also a camp, with employees being transported by air or bus to the site and housed in on-site accommodations.   Because of the concentration of personnel working and living in a small area, risks associated with communicable diseases are higher at these sites. In addition, the communities in which these operations are located and where certain of the employees and contractors are ordinarily resident have limited health care resources which increases the risk to the communities if the operations are the source of community spread. The Company may in the future, based on its assessment of relevant risks at the time, elect to reduce or suspend operations at these or other sites as a precautionary measure or as a result of or in response to government or community actions. Further, COVID-19, and measures taken to attempt to reduce the spread of COVID-19, may affect the Company’s ability to ship the materials that the Company requires for its Nunavut operations during Nunavut’s limited annual shipping season. If the Company is unable to acquire and transport necessary supplies during the limited shipping season it may result in a slowdown or stoppage of operations at these operations and may delay construction or expansion projects planned for the sites. See “– The Company may experience difficulties at its Nunavut operations as a result of their remote location”. Any of these events or circumstances could have a material adverse effect on the Company’s business and results of operations.

In addition, the actual or threatened spread of COVID-19 globally, and responses of governments and others to such actual or threatened spread, could also have a material adverse effect on the global economy, could negatively affect financial markets, including the price of gold and the trading price of the Company’s shares, could adversely affect the Company’s ability to raise capital, and could cause interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. If the price of gold declines, the Company’s revenues from its operations will also decline. See “– The Company’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices”. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

The Company regularly evaluates opportunities to acquire all or a portion of the securities or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale or scope of the Company’s business and may expose the Company to new geographic, political, operating, financial, geological or reputational risks or the mining of primary metals other than gold, such as copper or nickel. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. See “– The anticipated benefits of the Merger may not be realized”.

Any acquisition would be accompanied by risks, such as: due diligence failures; the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company’s ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, suppliers and contractors as a result of any integration of new management personnel; the potential unknown liabilities (including potential environmental liabilities and permitting gaps, community issues, indigenous title and consultation and accommodation issues, or any prior bribery or corruption activities) associated with acquired assets and businesses; and for acquisitions that result in joint ownership, the risks associated with the conduct of joint operations (see “– The Company is subject to the risks normally associated with the conduct of joint operations”). Potential acquisition targets may operate in jurisdictions in which the Company does not operate and that may have a different risk profile than the jurisdictions in which the Company currently operates (see “– The Company is subject to the risks associated with foreign operations”). In addition, the Company may need additional capital to finance any acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facility and its guaranteed senior unsecured notes referred to under “Material Contracts” to incur additional unsecured indebtedness, provided that it maintains certain financial ratios and meets financial condition covenants and, in the case of the bank credit facility, that no event of default under the bank credit facility has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness. There can be no assurance that the Company would be successful in overcoming these or any other problems encountered in connection with such acquisitions.

The Company is subject to the risks normally associated with the conduct of joint operations.

The Company currently holds, and will continue to hold, subject to the closing of the Yamana Transaction,a direct and indirect 50% interest in the Canadian Malartic Complex through the Partnership, with the remaining interest in this property being held directly and indirectly by Yamana. The Company’s interest in the Canadian Malartic mine is subject to the risks normally associated with the conduct of partnerships and other joint operations.  In addition, the Company’s interest in the San Nicolás copper-zinc development project, upon closing, which is subject to regulatory approval, will be held as a 50% interest.

The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on Company’s profitability or the viability of its interests held through joint operations, which could have a material adverse effect on the Company’s financial performance and results of operations: (i) lack of control over the joint operations and disagreement with partners on how to explore, develop or operate mines efficiently; (ii) inability to exert influence over certain strategic decisions made in respect of jointly held properties; (iii) inability of partners to meet their obligations to the joint operation or third parties; (iv) litigation between joint venture partners regarding joint operation matters; and (v) liability that might accrue to partners as a result of the failure of the joint venture or general partnership to satisfy its obligations. In addition to the Company’s 50% interest in the Partnership and the San Nicolás development project, (i) in 2015, the Company entered into a joint venture with Barsele Minerals Corp. with respect to the Barsele project in Sweden, (ii) in 2020, the Company entered into a joint venture with Newmont Corporation with respect to the Anza project in Colombia, and (iii) in 2021, the Company entered into a joint venture with Maple Gold Mines Ltd. with respect to the Douay and Joutel properties in Quebec. The Company may enter into additional joint ventures or partnerships in the future.

To the extent that the Company is not the operator of its joint venture properties, the Company will be dependent on the operators for the timing of activities related to these properties and the Company will be largely unable to direct or control the activities of the operators. The Company also will be subject to the decisions made by the operators regarding activities at the properties, and will have to rely on the operators for accurate information about the properties. Although the Company expects that the operators of the properties in which it owns a joint venture interest will operate these properties in accordance with industry standards and in accordance with any applicable operating agreements, there can be no assurance that all decisions of the operators will achieve the expected goals. In addition, where the Company is the operator, it will be subject to the limitations put on it by any joint venture or other agreement in respect of the project. Such limitations may result in the Company’s inability to undertake the operations it would if it were the sole owner of the project.

The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company’s earnings.

The Company conducts annual impairment assessments of goodwill and, at the end of each reporting period, the Company assesses whether there is any indication that long-lived assets (such as mining properties and plant and equipment) may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. Testing for impairment involves a comparison of the recoverable amount of the cash generating unit to its carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount. For example, the Company recognized impairment losses in an amount of $55.0 million as at December 31, 2022 related to the La India mine and an aggregate of $389.7 million as at December 31, 2018 related to the Canadian Malartic mine, the La India mine and the El Barqueno project.

The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, mineral reserves and mineral resources, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, as well as economic factors beyond management’s control, such as gold prices, discount rates and observable net asset value multiples. Should management’s estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company’s earnings. The timing and amount of such impairment charges is difficult to predict.

If the Company fails to comply with restrictive covenants in its debt instruments, the Company’s ability to borrow under its unsecured revolving bank credit facility could be limited and the Company may then default under other debt agreements, which could harm the Company’s business.

The Company’s unsecured revolving bank credit facility limits, among other things, the Company’s, and certain of its subsidiaries that are guarantors under the facility, ability to permit the creation of certain liens, make investments other than investments in businesses related to mining or a business ancillary or complementary to mining, dispose of material assets or, in certain circumstances, pay dividends. In addition, the Company’s guaranteed senior unsecured notes limit, among other things, the Company’s, and certain of its subsidiaries that are guarantors under the notes, ability to permit the creation of certain liens, carry on business unrelated to mining or dispose of material assets. The bank credit facility and the guaranteed senior unsecured notes also require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions and global health crisis or pandemics (including with respect to COVID-19), may affect the Company’s ability to satisfy these covenants, which could result in a default under the bank credit facility or the guaranteed senior unsecured notes and, by extension, the BNS Letter of Credit Facility (as defined below). At March 21, 2023, there was $972,000 utilized under the bank credit facility (including under letters of credit) and approximately C$951 million utilized under the Company’s other letter of credit facilities. If an event of default under the unsecured revolving bank credit facility or the guaranteed senior unsecured notes occurs, the Company would be unable to draw down further on the bank credit facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and this would cause an event of default under the Company’s guaranteed senior unsecured notes and other letter of credit facilities. An event of default under the unsecured revolving bank credit facility, the guaranteed senior unsecured notes or the uncommitted letter of credit facilities may also give rise to an event of default under other existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Company’s financial performance is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the acceptance or support of local stakeholders and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company’s current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

There is a limited supply of desirable mineral properties available for claim staking, leasing, exploration or acquisition in the areas where the Company contemplates conducting activities. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these companies and individuals, some of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain employees and key personnel.

Success at the Company’s mines, development projects and exploration projects is dependent on the efforts of the Company’s employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Relationships between the Company and its employees may be affected by changes in the scheme of employee relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is also dependent on key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

The Company faces significant competition to attract and retain qualified personnel and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, expansion, exploration and development.

The capital required for operations (including operating, new or expanded operations) and continuing exploration and development projects will require substantial expenditures. The Company expects that capital expenditures in 2023 will be approximately $1.42 billion (not including approximately $123.4 million relating to capitalized exploration). If cash from operations is lower than expected, including due to the impact of higher operating costs, the COVID-19 pandemic, or capital costs at the Company’s mines or projects exceed current estimates, the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties or for other purposes or advances from the bank credit facility are unavailable, the Company may be required to seek, or may deem it advantageous to seek, additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its current operations and exploration activities, construct additional mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise.

Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties, which may have a material adverse effect on the Company’s business, financial condition and results of operations.

If the credit and capital markets deteriorate, or if any sudden or rapid destabilization of global economic conditions occurs, it could have a material adverse effect on the Company’s liquidity, ability to raise capital and costs of capital. If the Company experiences difficulty accessing the credit and/or capital markets, the Company may seek alternative financing options, including, but not limited to, streaming transactions, royalty transactions or the sale of assets. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

Additionally, any sudden or rapid destabilization of global economic conditions could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment and other losses for the Company.

The Company’s operations are subject to numerous laws and extensive government regulations which may require significant expenditures or cause a reduction in levels of production, delays in production or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company’s results of operations.

The Company’s mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, territorial, state and local governments in the jurisdictions in which the Company operates and the receipt of, and compliance with, applicable permits. These laws, regulations and permits are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety, reporting of payments to governments and other matters. Compliance with such laws, regulations and permits increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of infraction or compliance notices, has occurred at some of the Company’s mines and the risk of material fines or corrective action cannot be ruled out in the future.

The Company is subject to anti-corruption and anti-bribery laws.

The Company’s operations are governed by, and involve interactions with, various levels of government in numerous countries. The Company is required to comply with anti-corruption, anti-bribery and sanctions laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Company or its contractual counterparties conducts their business. There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating these laws. The Company may be found liable for violations by not only its employees, but also by its third party agents. Measures that the Company has adopted to mitigate these risks may not always be effective in ensuring that the Company, its employees or third party agents will comply strictly with such laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company which could result in a material adverse effect on the Company’s reputation, financial performance and results of operations. If the Company chooses to operate in additional foreign jurisdictions in the future it may become subject to additional anti-corruption, anti-bribery and sanctions laws in such jurisdictions. See “– The Company may experience operational difficulties at its foreign operations”.

Greenhouse gas emissions regulations and climate change may adversely affect the Company’s operations.

The Company operates in jurisdictions where regulatory requirements have taken effect to monitor, report and/or reduce GHG emissions. Increasing regulation and regulatory uncertainty regarding GHG emissions and climate change issues may adversely affect the Company’s operations. Costs to comply with current regulatory requirements are not expected to have a material adverse effect on the Company’s operations. However, future regulatory amendments may have unexpected effects on the Company, and may result in material adverse effects on the Company’s financial performance and operations.

In 2015, Canada established a GHG emission reduction target of 30% below 2005 levels by 2030, and signed the Paris Agreement (ratified in 2016). In July 2021, Canada updated this commitment, and formally submitted its enhanced Nationally Determined Contribution (“NDC”) to the United Nations, committing to reduce GHG emissions by 40-45% below 2005 levels by 2030. Canada’s enhanced NDC was incorporated into domestic law via the Canadian Net-Zero Emissions Accountability Act, also passed in 2021, to ensure transparency and accountability in Canada’s efforts to achieve the enhanced NDC, and its target of becoming net-zero by the year 2050.

Canada’s federal carbon pricing regime, established under the 2018 Greenhouse Gas Pollution Pricing Act (“GGPPA”), consists of a charge on certain fuels, and an Output Based Pricing System (“OBPS”) that applies to large industrial facilities engaged in certain prescribed activities that emit GHGs above a prescribed threshold. Canada is expected to meet its GHG reduction targets and net-zero commitment, in part, through the continued operation of the GGPPA, which applies to the Company’s Canadian operations in jurisdictions where provincial or territorial regimes do not meet federal requirements, including Nunavut, where the Company produces electricity using diesel fuel. Under the GGPPA, the price of carbon has been established at $65 per tonne for 2023, which will increase by $15 per tonne annually to $170 per tonne in 2030.

While the OBPS formerly applied to the Company’s Ontario operations, Canada has determined that Ontario’s Emission Performance Standard program (“EPS”) meets federal stringency requirements. As of January 1, 2022, the OBPS no longer has application in Ontario, with the result that the Company’s Ontario operations are subject to the EPS. It is expected the Company’s Quebec operations will continue to be subjected to that province’s cap and trade system.

Finland has also signed the Paris Agreement and aims to be carbon neutral by 2035.  Large carbon emitters in Finland participate in the European Union’s Emission Trading System which is expected to continue.

Mexico is also a party to the Paris Agreement and has recently enacted climate change legislation to impose a GHG emissions reduction target of 30% (unconditional) to 40% (conditional on external support) from 2013 levels by 2030.

Australia, also a signatory to the Paris Agreement, and has a target to reach net zero emissions in 2050.  In September, it committed to reduce GHG emissions by 43% below 2005 levels by 2030. In addition, each state has committed to reach net-zero by 2050 or earlier, with many states setting interim targets.  No federal or state carbon pricing is in place in Australia at this time but significant GHG reduction requirements (including against mining companies) are proposed to be enacted in 2023.

The Company monitors and reports annually its direct and indirect GHG emissions to the CDP (formerly the Carbon Disclosure Project), receiving a “C” grade in 2022. Fossil fuel use in mining and processing activities is the Company’s most significant source of direct GHG emissions. In 2022, the Company’s total Scope 1 and Scope 2 GHG emissions were approximately 1.2 m tonnes CO2 equivalent (not including the Canadian Malartic mine). In Quebec, the Company primarily uses hydroelectric power and is not a large producer of GHGs, with the result that Quebec’s regulatory requirements are not expected to have a material adverse effect on the Company. In 2022, the Company’s Nunavut Operations (the Meadowbank Complex, and Meliadine mine) produced approximately 450 k tonnes of GHG emissions (direct and indirect) mostly from the production of electricity from diesel power generation, which accounts for approximately 40% of the Company’s total GHG emissions (not including the Canadian Malartic mine). GHG emissions are higher in Nunavut, due to the operations’ reliance on diesel fuel to generate electricity. For the entire year of 2022, the Company’s Detour Lake mine produced approximately 300 k tonnes of GHG emissions (direct and indirect) mostly from diesel consumption, which accounts for approximately 25% of the Company’s total GHG emissions (not including the Canadian Malartic mine). Detour Lake Mine GHG emission is due primarily to the diesel consumption used to operate the large open pit mine. Fosterville Mine purchases electricity that is largely fossil fuel generated and as a result, produced approximately 140 k tonnes of GHGs in 2022.

The potential physical impacts of climate change on the Company’s operations (with respect to infrastructure, equipment and productivity levels) are uncertain and may be particular to the unique geographic circumstances associated with each of its operations. These may include extreme weather events, changes in rainfall patterns, water shortages, increased frequency and intensity of wildfires, energy disruptions and changing temperatures. There may also be supply chain implications from climate change in getting critical operational inputs to the Company’s operations, including transportation issues. Compliance issues, increased costs, and reduced productivity may result from such physical impacts.

In addition, global efforts to transition to a lower-carbon economy may entail extensive policy, legal, technology, consumer and market changes to address mitigation and adaptation requirements related to climate change. It is unclear what role the Company’s products will play in such transition.  Depending on the nature, speed, focus and jurisdiction of these changes, transition risks may pose varying levels of financial and reputational risk to the Company.

Water supply, management and availability challenges could impact operations.

Water is a critical input to the Company’s mining operations, and amount of water resources in certain regions in which the Company operates requires the Company to consider current and future conditions in its management of water resources. Current and long-term risks include those that arise as a result of the Company’s operations (such as the use of cyanide in process solution and risk of acid rock drainage metal leaching) and events that are out of the Company’s control such as extreme weather and other physical risks associated with climate change such as changes in rainfall and water availability.

Changes in the quantity of water in regions where the Company operates, whether excessive or deficient amounts, may affect exploration and development activities, mining and processing operations, water management and treatment facilities, tailings storage facilities, closure and reclamation efforts, and may increase levels of dust in dry conditions and land erosion and slope stability in case of prolonged wet conditions.

Water shortages may also result from environmental and climate events that are out of the Company’s control and ability to manage. For example, inadequate rainfall or the occurrence of drought may stop operations, which could materially affect production. Conversely, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability, increased dewatering demands, and additional water management requirements. In addition, the Company cannot predict the potential outcome of pending or future legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact the Company’s operations. The loss of water rights for any of the Company’s mines, in whole or in part, or shortages of water to which the Company has established rights, could impact existing operations or prevent future exploration. Further, laws and regulations may be introduced in the jurisdictions in which the Company operates which could limit its access to sufficient water resources.

Any of the foregoing could have a material adverse effect on the Company’s results of operations and financial performance.

The Company is subject to the risk of litigation, the potential causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve litigation favourably, either by judicial determination or settlement, it may have a material adverse effect on the Company’s financial performance and results of operations.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights could have a material adverse effect on its future cash flows, earnings, results of operations and financial condition.

Title to the Company’s properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very precise and time-consuming process. Title to, and the area of, mineral concessions may be disputed. There is no guarantee that title to any of the Company’s properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including land claims by Indigenous groups, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct its operations on one or more of its properties as currently anticipated or permitted or to enforce its rights in respect of its properties.

The use of derivative instruments for the Company’s by-product metal production may prevent gains from being realized from subsequent by-product metal price increases.

The Company has used, and may in the future use, various by-product metal derivative strategies, such as selling future contracts or purchasing put options. No assurance can be given that the use of by-product metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough by-product metals to offset its forward delivery obligations, requiring the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of by-product revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the by-product metal derivatives positions qualify for hedge accounting treatment under IFRS and therefore any year-end mark-to-market adjustments are recognized in the “(Gain) loss on derivative financial instruments” line item of the consolidated statements of income and comprehensive income. See “Risk Profile – Financial Instruments” in the Annual MD&A for additional information.

The trading price for the Company’s securities is volatile.

The trading price of the Company’s common shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Company’s common shares may increase or decrease in response to a number of events and factors, including:

●	changes in the market price of gold or other by-product metals the Company sells;
●	events affecting economic circumstances in Canada, the United States and elsewhere, including inflation, war or other territorial disputes, and COVID-19;
●	trends in the mining industry and the markets in which the Company operates;
●	changes in financial estimates and recommendations by securities analysts;
●	acquisitions, investments, divestitures and financings;
●	quarterly variations in operating results;
●	compliance with new and existing regulations, including with respect to water and tailings management and GHG emissions;
●	the actions of other companies in the mining industry;
●	the operating and share price performance of other companies that investors may deem comparable; and
●	purchases or sales of large blocks of the Company’s common shares or securities convertible into or exchangeable for the Company’s common shares.

Wide price swings are currently common in the markets on which the Company’s securities trade. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance.

The Company is dependent on information technology systems.

The Company relies on its IT systems, and the IT systems of third-party service providers, to operate its business as a whole. The Company’s operations depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive efforts to mitigate cybersecurity risks and other IT system disruptions. In addition, measures taken as a result of COVID-19 have resulted in more of the Company’s workforce working remotely, which has increased the Company’s reliance on its IT systems and associated risks.

IT systems are subject to an increasing threat of continually evolving cybersecurity risks from sources including computer viruses, cyber-attacks, natural disasters, power loss, defects in design, security breaches and other manipulation or improper use of the Company’s systems and networks, resulting in, among other things, unauthorized access, disruption, damage or failure of the Company’s IT systems (collectively, “IT Disruptions”). There can be no assurance that it will not incur losses related to IT Disruptions in the future.

The occurrence of one or more IT Disruptions could have effects including: damage to the Company’s equipment, including mining equipment; production downtimes; operational delays; destruction or corruption of data; increases in capital expenditures; loss of production or accidental discharge; expensive remediation efforts; distraction of management; damage to the Company’s reputation; or events of noncompliance which could lead to regulatory fines or penalties or ransom payments. Any of the foregoing could have a material adverse effect on the Company’s results of operations and financial performance.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors’ attestation as of December 31, 2022.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. The Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

Mine closure, reclamation and remediation costs for environmental liabilities may exceed the provisions we have made.

Natural resource extractive companies are required to close their operations and rehabilitate the lands that they mine in accordance with a variety of environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements and mine closure plans that may change materially. Additionally, the Company may be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites or be held liable to third parties for exposure to regulated substances should those be identified in the future.

The Company has filed conceptual closure plans for certain of its mines with regulators.    In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurance covering reclamation costs, clean-up costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. The Company may be required to replace or supplement existing financial assurance, or source new financial assurance with more expensive forms, which might include cash deposits, which would reduce its cash available for operating and financing activities. There can be no assurances given that the Company will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include financial assurances intended to cover potential environmental clean-up costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that the Company is or becomes unable to post and maintain sufficient financial assurance covering these requirements, where required it could result in closure of one or more of the Company’s operations, which may have a material adverse effect on the Company’s results of operations and financial performance.

The Company is subject to counterparty risks of third parties with which it contracts.

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected in the event that a counterparty becomes insolvent or otherwise does not, or is not able, to perform its obligations. Such counterparty risk, if manifested, may have an material adverse effect on the Company’s results of operations and financial performance.

A significant delay or disruption in sales of doré as a result of the unexpected discontinuation of services provided by refineries or a failure by refineries to meet outstanding delivery obligations could have a material adverse effect on operations.

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no assurances made  that alternative refineries would be available to the Company if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations. There is a risk that a refinery does not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, or remedied by a court in a specific performance, it may have a material adverse effect on the Company’s results of operations and financial performance.

DIVIDENDS

The Company’s current policy is to pay quarterly dividends on its common shares and, on February 16, 2023, the Company declared a quarterly dividend of $0.40 per common share, which was paid on March 15, 2023. In 2022, the dividends paid were $1.60 per common share (quarterly payments of $0.40 per common share). In 2021, the dividends paid were $1.40 per common share (quarterly payments of $0.35 per common share). In 2020, the dividends paid were $0.95 per common share (quarterly payments of $0.20 per common share in the first, second and third quarters and $0.35 per common share in the fourth quarter). Although the Company expects to continue paying a cash dividend, future dividends will be at the discretion of the Board and will be subject to factors such as the Company’s earnings, financial condition and capital requirements. The Company’s bank credit facility contains a covenant that restricts the Company’s ability to declare or pay dividends if certain events of default under the bank credit facility have occurred and are continuing.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of shares of one class designated as common shares. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the Board. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company’s common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares.

RATINGS

The ratings of the Company’s notes (the “Notes”) issued under the Note Purchase Agreements (as defined under “Material Contracts – Note Purchase Agreements”) by the rating agencies Fitch Ratings (“Fitch”) and Moody’s Investors Services (“Moody’s” and together with Fitch, the “Ratings Agencies”) as at December 31, 2022 are BBB+ (Stable) and Baa2 (Stable), respectively.

The long-term credit ratings of the Ratings Agencies are on rating scales that range from AAA to D, which represents the range from highest to lowest quality of securities rated. The Ratings Agencies BBB ratings assigned to the Company’s Notes are the fourth highest of the ten rating categories for long-term debt. A “BBB+” rating by Fitch denotes good credit quality and indicates that expectations of default risk are currently low; the capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. A “Baa2” rating by Moody’s is judged to be medium-grade and subject to moderate credit risk and as such many possess certain speculative characteristics.

The Company understands that the ratings are based on, among other things, information furnished to the Ratings Agencies by the Company and information obtained by the Ratings Agencies from publicly available sources. The credit ratings given to the Company’s Notes by the Ratings Agencies are not a recommendation to buy, hold or sell debt instruments since such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with: (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. The credit rating accorded to the Notes may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this AIF. If any of the Ratings Agencies lowers the credit ratings on the Notes, particularly a downgrade below investment grade, it could adversely affect the Company’s cost of financing and access to liquidity and capital. See also “Risk Factors”. The Company pays each of the Ratings Agencies an annual fee in connection with the rating of the Notes and an additional fee if and when additional Notes are issued. The Company also made payments to Fitch in 2022 of $95,000, (2021 of $95,000) and Moody’s in 2022 of $45,000, (2021 of $68,000).

MARKET FOR SECURITIES

Common Shares

The Company’s common shares are listed and traded on the TSX and on the NYSE under the symbol “AEM”. On March 21, 2023, the closing price of the common shares was C $67.88 on the TSX and $49.47 on the NYSE.

The following table sets forth the high and low sale prices and the average daily trading volume for composite trading of the Company’s common shares on the TSX and the NYSE since January 1, 2022.

	TSX			NYSE
			Average			Average
	High	Low	Daily	High	Low	Daily
	(C$)	(C$)	Volume	($)	($)	Volume
2022
January	67.84	59.04	1,723,104	54.30	46.26	2,468,476
February	71.35	60.03	3,540,229	56.15	47.19	3,910,266
March	79.26	66.50	3,251,385	62.64	52.63	4,401,779
April	83.01	70.72	1,973,382	65.80	55.16	2,931,425
May	76.09	65.44	1,874,388	59.61	50.61	2,752,496
June	69.74	58.92	1,998,095	55.44	45.76	2,445,223
July	61.65	49.32	2,578,578	47.41	38.44	4,144,206
August	59.29	54.16	2,333,951	46.26	41.21	2,634,403
September	58.36	51.53	2,198,004	44.83	37.54	3,049,780
October	62.10	55.62	1,795,033	45.41	40.12	2,707,798
November	67.76	56.47	2,615,602	50.37	41.08	3,602,509
December	71.69	68.47	2,206,926	53.54	50.30	2,648,421
2023
January	77.52	73.06	1,843,904	57.91	53.56	2,702,339
February	76.00	61.47	3,170,326	57.20	45.39	3,289,339
March (to March 21)	69.81	61.79	3,323,197	50.87	44.77	3,618,334

DIRECTORS AND OFFICERS OF THE COMPANY

Directors

The following is a brief biography of each of the Company’s directors:

Leona Aglukkaq, of West Bay, Nova Scotia, is an is an independent director of Agnico Eagle. Ms. Aglukkaq is an experienced politician and government administrator from the Kitikmeot Region of Nunavut. She was first elected as a Member of Parliament in 2008 and, in 2009, became the first Inuk in Canadian history to be appointed to Cabinet (as Minister of Health). In addition to her Federal government experience, Ms. Aglukkaq has broad public government exposure, including international diplomatic experience as Chair of the Arctic Council (2012 – 2015), a leading intergovernmental forum promoting cooperation, coordination and interaction among the Arctic states, Arctic Indigenous communities and other Arctic inhabitants on common Arctic issues, in particular on issues of sustainable development and environmental protection in the Arctic. Ms. Aglukkaq also has territorial government experience as both an elected official and a public official in the governments of Nunavut and the Northwest Territories, and as a founding member of the Nunavut Impact Review Board. In 2021, Ms. Aglukkaq received the Women in Mining Canada Indigenous Trailblazer Award. Ms. Aglukkaq is a graduate of Arctic College, NWT (Public and Business Administration) and holds a Certification in Human Resources from the University of Winnipeg. Ms. Aglukkaq has been a director of Agnico Eagle since March 11, 2021 and was on the board of directors of TMAC until its acquisition by the Company in February 2021.

Ammar Al-Joundi, of Toronto, Ontario, is President and Chief Executive Officer of Agnico Eagle, a position he has held since February 23, 2022. Prior to his appointment as President and Chief Executive Officer, Mr. Al-Joundi served as President from April 6, 2015. From September 2010 to June 2012, Mr. Al-Joundi was Senior Vice-President and Chief Financial Officer of Agnico Eagle. Prior to returning to Agnico Eagle in 2015, Mr. Al-Joundi served in various roles at Barrick Gold Corporation (“Barrick”), including as Chief Financial Officer from July 2012 to February 2015, Senior Executive Vice President from July 2014 to February 2015 and Executive Vice President from July 2012 to July 2014. Prior to joining Agnico Eagle in 2010, Mr. Al-Joundi spent 11 years at Barrick serving in various senior financial roles, including Senior Vice President of Capital Allocation and Business Strategy, Senior Vice President of Finance, and Executive Director and Chief Financial Officer of Barrick South America. Prior to joining the mining industry, Mr. Al-Joundi served as Vice President, Structured Finance at Citibank, Canada. Mr. Al-Joundi is a graduate of Western University (M.B.A. (Honours)) and the University of Toronto (BASc (Mechanical Engineering)). Mr. Al-Joundi is also a director of Canadian Imperial Bank of Commerce, a financial services company listed on TSX and NYSE.

Sean Boyd, FCPA, FCA, of King City, Ontario, is the Executive Chair of the Board. Mr. Boyd has been with Agnico Eagle since 1985. Prior to his appointment as Executive Chair in February 2022, Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2015 to 2022, Vice-Chairman, President and Chief Executive Officer from 2012 to 2015, Vice-Chairman and Chief Executive Officer from 2005 to 2012, President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico Eagle since April 14, 1998.

Martine A. Celej, of Toronto, Ontario, is an independent director of Agnico Eagle. Ms. Celej is currently a Senior Portfolio Manager with RBC Dominion Securities Inc. and has been in the investment industry since 1989. Ms. Celej is a graduate of Victoria College at the University of Toronto (B.A. (Honours)). Ms. Celej has been a director of Agnico Eagle since February 14, 2011.

Robert J. Gemmell, of Oakville, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B.) and the Schulich School of Business (M.B.A.). Mr. Gemmell has been a director of Agnico Eagle since January 1, 2011, and is also a director of Rogers Communications Inc. (a communications and media company traded on the TSX and NYSE).

Jonathan Gill, P.Eng, ICD.D, of Toronto, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Gill is a Professional Engineer with more than 60 years of mining experience, including holding senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia, and is a former Employer Chair of Ontario’s Mining Legislative Review

Committee. Mr. Gill is a graduate of Sunderland Technical College (H.N.D (Mining) and First Class Certificate in Competency (Mines Manager Certificate)) and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Gill has been a director of Agnico Eagle since February 8, 2022 and was on the board of directors of KLG until its acquisition by the Company in February 2022.

Peter Grosskopf, CFA, of Toronto, Ontario, is an independent director of Agnico Eagle. Mr. Grosskopf has more than 35 years of experience in the financial services industry. Currently Chief Executive Officer at Sprott Capital Partners and an advisor to Sprott’s Private Strategies group. Before that, Mr. Grosskopf was the Chief Executive Officer of Sprott Inc. where he was responsible for strategy and managing the firm’s private resource investment businesses. Prior to joining Sprott Inc, he was President of Cormark Securities Inc. and a co-founder of Newcrest Capital Inc. (which was acquired by the TD Bank Financial Group in 2000). Mr. Grosskopf is a CFA® charterholder and a graduate of Western University (HBA and MBA). Mr. Grosskopf has been a director of Agnico Eagle since February 8, 2022 and was on the board of directors of KLG until its acquisition by the Company in February 2022.

Elizabeth Lewis-Gray, FAusIMM, FTSE, GAICD, of Ballarat, Australia, is an independent director of Agnico Eagle. Ms. Lewis-Gray is co-founder and currently Chair of technology company Gekko Systems following 25 years as Managing Director/CEO. Founder and now Patron of CEEC (Coalition for Eco-Efficient Comminution), Ms. Lewis-Gray was visionary in the establishment of this not-for-profit organization whose global vision is to reduce energy consumption and improve energy efficiency in the mining industry. Ms. Lewis-Gray has served as a member of the Australian Gold Council, the Australian Federal Government’s Innovation Australia Board and National Precincts Board and the Victorian Government’s Resources Advisory Council. She was the founding Chair of the Australian Federal Government’s Mining Equipment, Technology and Services (METS) Industry Growth Centre, METS Ignited. Ms. Lewis-Gray is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Academy of Technology, Science and Engineering and the Securities Institute of Australia. Ms. Lewis-Gray is a graduate of University of Adelaide (B.Econ.), Federation University (MBA) and Securities Institute (Diploma in Financial Securities). She holds her Directors designation with the Australian Institute of Company Directors and is a recipient of an Honorary Doctorate from Federation University. Ms. Lewis-Gray has been a director of Agnico Eagle since February 8, 2022 and was on the board of directors of KLG until its acquisition by the Company in February 2022.

Deborah McCombe, P. Geo., of Toronto, Ontario, is an independent director of Agnico Eagle. Ms. McCombe is Technical Director, Global Mining Advisory at SLR Consulting (“SLR”). She has over 30 years’ international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies and was President and CEO of Roscoe Postle Associates Inc. (“RPA”) when it was purchased by SLR in 2019. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO); President of the Association of Professional Geoscientists of Ontario (2010 – 2011); a Director of the Prospectors and Developers Association of Canada (1999 – 2011); a CIM Distinguished Lecturer on NI 43 101; co-chair of the CIM Mineral Resource and Mineral Reserve Committee; is a member of the CSA Mining Technical Advisory and Monitoring Committee; and was a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe is a graduate of Western University (Geology). Ms. McCombe has been a director of Agnico Eagle since February 12, 2014.

Jeffrey Parr, CPA, CA, ICD.D, of Oakville, Ontario, is the Vice-Chair of the Board and an independent director of Agnico Eagle. Now retired, Mr. Parr has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold Inc. in 2006 and was appointed Chief Financial Officer in 2008 where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997, held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the Company’s Executive Vice President. Mr. Parr is a Chartered Professional Accountant (CPA, CA) and is a graduate of the Western University (BA (Econ)) and McMaster University (MBA), and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Parr has been a director of Agnico Eagle since February 8, 2022 and was the Chair of the board of directors of KLG until its acquisition by the Company in February 2022, and is also a director of Discovery Silver Corp. (a mineral exploration company traded on the TSX).

J. Merfyn Roberts, CA, of London, England, is an independent director of Agnico Eagle. Now retired, Mr. Roberts was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Roberts has been a director of Agnico Eagle since June 17, 2008, and is also a director of Newport Exploration Limited and Rugby Resources Ltd, both of which are listed on the TSX-V.

Jamie Sokalsky, CPA, CA, of Toronto, Ontario, is the independent Lead Director of Agnico Eagle. Now retired, served as the Chief Executive Officer and President of Barrick from June 2012 to September 2014. He served as the Chief Financial Officer of Barrick from 1999 to June 2012, and as its Executive Vice-President from April 2004 to June 2012. He has over 20 years of experience as a senior executive in the mining industry (in various positions of increasing responsibility at Barrick), including in finance, corporate strategy, project development and mergers, acquisitions and divestitures. He also served in various financial management capacities for ten years at George Weston Limited and he began his professional career at Ernst & Whinney Chartered Accountants, a predecessor of KPMG. Mr. Sokalsky received his CA designation in 1982 and is a graduate of Lakehead University (B.Comm.). Mr. Sokalsky has been a director of Agnico Eagle since June 2, 2015, and is also the Chairman of the board of directors of Probe Metals Inc. (TSX) and a director of Royal Gold, Inc. (Nasdaq).

The by-laws of Agnico Eagle provide that directors will hold office for a term expiring at the next annual meeting of shareholders of Agnico Eagle or until their successors are elected or appointed or the position is vacated. The Board annually appoints the officers of Agnico Eagle, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary).

Committees

The members of the Audit Committee are Jeffrey Parr (Chair), John Merfyn Roberts and Jamie Sokalsky.

The members of the Compensation Committee are Robert Gemmell (Chair), Martine A. Celej and Peter Grosskopf.

The members of the Corporate Governance Committee are Peter Grosskopf (Chair), Robert Gemmell, Jeffrey Parr and Jamie Sokalsky.

The members of the Health, Safety, Environmental and Sustainable Development Committee are Deborah McCombe (Chair), Leona Aglukkaq, Jonathan Gill and Elizabeth Lewis-Gray.

The members of the Technical Committee are Jonathan Gill (Chair), Elizabeth Lewis-Gray, Deborah McCombe and John Merfyn Roberts.

Officers

The following is a brief biography of each of the Company’s officers (for Mr. Boyd and Mr. Al-Joundi, see “Directors and Officers of the Company – Directors”):

Dominique Girard, Eng., of St. Sauveur, Quebec, is Executive Vice-President, Chief Operating Officer – Nunavut, Quebec & Europe of Agnico Eagle, a position he has held since February 2022. Prior to that he was Senior Vice-President, Operations – Canada and Europe, and before that he held a series of roles including Vice-President, Operations Support – Canada and Europe, Vice-President, Nunavut, Corporate Director with the Business Strategy and Technical Services groups, General Manager at the Meadowbank mine and Mill Superintendent at the Kittilä mine. Mr. Girard is a graduate of Laval University (B.Sc. in mineral processing). Mr. Girard is a member of the Order of Engineers (OIQ – Quebec).

Guy Gosselin, Eng., P.Geo., of Val-d’Or, Quebec, is Executive Vice-President, Exploration of Agnico Eagle, a position he has held since February 2022. Prior to that, Mr. Gosselin was Senior Vice-President, Exploration, and before that he held a series of roles including Vice-President, Exploration, Exploration Manager for Eastern Canada, Chief Geologist at the LaRonde Division and an Exploration Geologist. He first joined Agnico Eagle in 2000. Mr. Gosselin is a graduate of the Université du Québec de Chicoutimi (M.Sc.). Mr. Gosselin is a Professional Engineer and is a member of the Order of Engineers (OIQ – Quebec) and the Order of Geologists (OGQ – Quebec).

Carol-Ann Plummer-Theriault, Eng., of Pont-Rouge, Quebec, is Executive Vice-President, Operational Excellence of Agnico Eagle, a position she has held since February 2022. Prior to that, she was Senior Vice-President, Sustainability, People & Culture and before that she was Senior Vice-President, Sustainability. She joined Agnico Eagle in 2004 and held several key positions including General Manager Lapa mine; General Manager Kittila mine; General Manager LaRonde mine; Corporate Director Mining; Senior Corporate Director – Engineering and Project Development, USA and Latin America; Vice-President, Project Development, Southern Business; and Vice-President, Corporate Development. Ms. Plummer is a graduate of Queen’s University (B.Sc. in Mining Engineering) and is a Professional Engineer (Quebec).

Jean Robitaille, of Oakville, Ontario, is Executive Vice-President, Chief Strategy & Technology Officer of Agnico Eagle, a position he has held since February 2022. Prior to that, he held various positions with Agnico Eagle since 1988, most recently as Senior Vice-President, Business Strategy, Technical Services and Corporate Development, Senior Vice-President, Technical Services and Business Strategy, Senior Vice-President, Technical Services and Project Development, Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l’Abitibi Témiscamingue with a specialty in mineral processing.

David Smith, P.Eng., of Toronto, Ontario, is Executive Vice-President, Finance, and Chief Financial Officer of Agnico Eagle, a position he has held since February 2022. Prior to that, he was Senior Vice-President, Finance and Chief Financial Officer, a position he held since October 2012, and before that he was Senior Vice-President, Strategic Planning and Investor Relations and Senior Vice-President, Investor Relations. He started work in investor relations at Agnico Eagle in February 2005. Prior to that, Mr. Smith was a mining analyst for more than five years and held a variety of mining engineering positions, both in Canada and abroad. Mr. Smith is a Chartered Director and is a graduate of Queen’s University (B.Sc.) and the University of Arizona (M.Sc.). Mr. Smith is a Professional Engineer.

Natasha Vaz, P.Eng., of Vaughan, Ontario, is the Executive Vice President, Chief Operating Officer – Ontario, Australia & Mexico, a position she has held since February 2022. Prior to her appointment, she served as Chief Operating Officer (2021 - 2022), Senior Vice President, Technical Services and Innovation (2020 - 2021) and Vice President, Technical Services (2019- 2020) for Kirkland Lake Gold. Earlier in her career, she served as Vice President, Technical Services for Tahoe Resources Inc., and positions of increasing seniority at Lakeshore Gold Corp. Ms. Vaz is a Professional Engineer with over 20 years of operational and technical experience in the mining industry. She is the current chair of the Board of Directors of the Ontario Mining Association who holds a Bachelor of Applied Sciences, Mineral Engineering (University of Toronto) and an Executive MBA (Kellogg-Schulich School of Management).

Chris Vollmershausen, of Toronto, Ontario, is Executive Vice-President, Legal, General Counsel & Corporate Secretary of Agnico Eagle, a position he has held since February 2022. Prior to that, he was Senior Vice-President, Legal, General Counsel & Corporate Secretary, Vice-President, Legal and Corporate Secretary and before that he was Vice-President, Legal. Mr. Vollmershausen joined Agnico Eagle in 2014 as Corporate Director, Legal. Prior to joining Agnico Eagle, Mr. Vollmershausen was in-house counsel at a Canadian based international manufacturing company and worked as a corporate securities lawyer for a prominent Toronto law firm. Mr. Vollmershausen is a graduate of Western University (HBA and LL.B.).

Shareholdings of Directors and Officers

As at March 21, 2023, the directors and officers of Agnico Eagle, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 634,615 common shares or approximately 0.14% of the 458,000,925 issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no director or officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, or within ten years prior to the date hereof has been, a director or officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Aglukkaq, a director of the Company, was a director of North Bud Farms Inc. (“NBFI”) from May 7, 2018 until her resignation on February 16, 2021. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the “March Order”). On June 2, 2020, the March Order was revoked and a failure-to-file cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the “June Order” and, together with the March Order, the “NBFI Orders”). The NBFI Orders were issued in response to NBFI’s failure to file certain periodic disclosure documents in connection with the year ended November 30, 2019 by the applicable filing deadlines. The June Order remains outstanding.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers of the Company serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other company.

AUDIT COMMITTEE

The Audit Committee has two primary objectives. The first is to advise the Board in its oversight responsibilities regarding:

●	the quality and integrity of the Company’s financial reports and information;
●	the Company’s compliance with legal and regulatory requirements;
●	the effectiveness of the Company’s internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;
●	the performance of the Company’s auditing, accounting and financial reporting functions;
●	the fairness of related party agreements and arrangements between the Company and related parties; and
●	the independent auditors’ performance, qualifications and independence.

The second primary objective of the Audit Committee is to prepare the reports required to be included in management information circulars of the Company in accordance with applicable laws or the rules of applicable securities regulatory authorities.

The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee charter is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Parr (Chair), Mr. Roberts and Mr. Sokalsky), each of whom is financially literate, as the term is used in the CSA’s Multilateral Instrument 52-110 – Audit Committees. In addition, each member of the Audit Committee is a Chartered Accountant; the Board has determined that each of them qualify as an audit committee financial expert, as the term is defined in the rules of the SEC.

Relevant Education and Experience

The education and experience of each member of the Audit Committee is set out under “Directors and Officers of the Company – Directors” above.

Pre-Approval Policies and Procedures

In 2003, the Audit Committee established a policy to pre-approve all services provided by the Company’s independent public auditor, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation and regulations. All fees paid to Ernst & Young LLP in 2022 were pre-approved by the Audit Committee.

External Auditor Service Fees

Ernst & Young LLP has served as the Company’s independent public auditor for each of the fiscal years ended December 31, 2022 and 2021. Fees paid to Ernst & Young LLP in 2022 and 2021 are set out below.

	Year Ended
	December 31,
	2022	2021
	(C$thousands)
Audit fees	5,892	2,719
Audit‑related fees(1)	442	106
Tax fees(2)	864	467
All other fees(3)	455	50
Total(4)	7,653	3,342

Notes:

(1)	Audit-related fees consist of fees billed for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company’s financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of SOX.
(2)	Tax fees were billed for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.
(3)	All other fees were billed for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.
(4)	No other fees were billed to auditors in the previous two years.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Neither the Company nor any of its properties is currently, and was not during the financial year 2022, a party to or the subject to any legal proceedings, nor are any such proceedings known to be contemplated, that involve a material claim for damages within the meaning of applicable securities legislation.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the 2022 financial year, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the 2022 financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, since January 1, 2020, no director, officer or 10% shareholder of the Company or any associate or affiliate of any such person or shareholder, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company’s common shares is Computershare Trust Company of Canada, Toronto, Ontario.

MATERIAL CONTRACTS

The Company believes the contracts described below (other than the 2015 Note Purchase Agreement, the BNS Letter of Credit Facility, the TD Letter of Credit Facility, and the CIBC Letter of Credit Facility, each as defined below) constitute the only material contracts to which it is a party.

Credit Facility

On October 25, 2017, the Company amended and restated its credit facility with a group of financial institutions that provides a $1.2 billion unsecured revolving bank credit facility and then amended it further on December 14, 2018 and December 22, 2021 (as so amended, the “Credit Facility”). The Credit Facility matures and all indebtedness thereunder is due and payable on December 22, 2026. The Company, with the consent of lenders representing at least 66 2∕3% of the aggregate commitments under the Credit Facility, may extend the term of the Credit Facility to a date that is no later than the fifth anniversary of the effective date of such extension. The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 1.00%, through LIBOR advances, bankers’ acceptances and financial letters of credit, priced at the applicable rate plus a margin that ranges from 1.00% to 2.00% and through performance letters of credit, priced at the applicable rate plus a margin that ranges from 0.60% to 1.20%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the facility. In each case, the applicable margin or standby fee vary depending on the Company’s credit rating and the Company’s total net debt to EBITDA ratio. The Credit Facility provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $600 million. No increase to the principal amount of the facility will occur pursuant to the accordion feature unless one or more lenders agree to increase their commitments or a new lender agrees to commitments under the Credit Facility. Payment and performance of the Company’s obligations under the Credit Facility are guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the “Guarantors” and, together with the Company, each an “Obligor”).

The Credit Facility contains covenants that limit, among other things, the ability of an Obligor to:

●	incur additional indebtedness;
●	pay or declare dividends or make other restricted distributions or payments in respect of the Company’s equity securities if one of certain of the events of default has occurred and is continuing;
●	make sales or other dispositions of material assets;
●	create liens on its existing or future assets, other than permitted liens;
●	enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis as if it were dealing with such person at arm’s length;

●	make any investment or loan other than: investments in or loans to businesses related to mining or a business ancillary or complementary to mining; investments in cash equivalents; or certain inter-company investments or loans;
●	enter into or maintain certain derivative instruments; and
●	amalgamate or otherwise transfer its assets.

The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value. Events of default under the Credit Facility include:

●	the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;
●	the breach by the Company of the total net debt to EBITDA ratio covenant;
●	the breach by any Obligor of any of its obligations or undertakings under the Credit Facility or related agreements or documents that is not cured within 30 days after written notice of the breach has been given to the Company;
●	a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $75 million or more;
●	a change of control of the Company which is defined to occur upon (a) the acquisition, directly or indirectly, by any means whatsoever, by any person, or group of persons acting jointly or in concert, (collectively, an “offeror”) of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company, or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened (a “Change of Control”); and
●	various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

As at March 21, 2023, there was approximately $0.9 million in the aggregate outstanding under the Credit Facility (including outstanding letters of credit).

Letter of Credit Facilities

BNS Letter of Credit Facility

On June 26, 2012, the Company entered into a letter of credit facility with The Bank of Nova Scotia, as lender, providing for a C$150 million uncommitted letter of credit facility (the “BNS Letter of Credit Facility”). Through a series of amendments to the BNS Letter of Credit Facility from November 5, 2013 to September 27, 2016, the Company and the lender increased the maximum aggregate amount that may be outstanding under the BNS Letter of Credit Facility to C$350 million, and again increased the maximum aggregate amount to C$400 million effective September 22, 2022.

Under the terms of the BNS Letter of Credit Facility, the Company may request to be issued one or more letters of credit in Canadian or U.S. dollars in a maximum aggregate amount outstanding at any time not exceeding C$400 million. The BNS Letter of Credit Facility may be used by the Company to support (a) reclamation obligations of the Company or its subsidiaries or (b) non-financial or performance obligations of the Company or its subsidiaries that are not directly related to reclamation obligations. If the Company fails to pay any amount of a reimbursement obligation under the BNS Letter of Credit Facility, including any interest thereon, on the date such amount is due, the overdue amount will bear interest at equal to 2% greater than the reference rate (as calculated under the BNS Letter of Credit Facility). Payment and performance of the Company’s obligations under the BNS Letter of Credit Facility are guaranteed by the Guarantors.

Events of default under the BNS Letter of Credit Facility include:

●	the failure to pay any amount drawn under the BNS Letter of Credit Facility within three business days of when notified or demanded by the lender;
●	the breach by any Obligor of any obligation or undertaking under the Letter of Credit Facility or guarantee provided pursuant to the BNS Letter of Credit Facility that has not been remedied within 30 days following written notice of the breach being given by the lender to the Company;
●	a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and
●	a Change of Control.

The BNS Letter of Credit Facility provides that upon an event of default The Bank of Nova Scotia may declare immediately due and payable all amounts drawn under the BNS Letter of Credit Facility.

As at March 21, 2023, there was approximately C$360 million in the aggregate of letters of credit outstanding under the BNS Letter of Credit Facility.

TD Letter of Credit Facility

On September 23, 2015, the Company entered into a standby letter of credit facility with The Toronto-Dominion Bank, as lender, which through a series of amendments from June 20, 2018 to September 2021, currently provides for a C$200 million uncommitted letter of credit facility (as amended, the “TD Letter of Credit Facility”).

Under the terms of the TD Letter of Credit Facility, the Company may request to be issued one or more letters of credit in Canadian or U.S. dollars in a maximum aggregate amount outstanding at any time not exceeding C$200 million. The TD Letter of Credit Facility may be used by the Company to support (a) the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or (b) the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations.

Payment and performance of the Company’s obligations under the TD Letter of Credit Facility are supported by an account performance security guarantee issued by Export Development Canada (“EDC”) in favour of the lender. EDC issued the guarantee in connection with a declaration and indemnity dated September 23, 2015 between EDC and the Obligors (as supplemented, the “EDC Indemnity”). Pursuant to the EDC Indemnity, each of the Obligors has agreed to indemnify EDC against all claims and demands made in respect of any indemnity bonding product issued by EDC pursuant to the EDC Indemnity.

As at March 21, 2023, there was approximately C$171 million in the aggregate of letters of credit outstanding under the TD Letter of Credit Facility.

CIBC Letter of Credit Facility

On January 20, 2022, the Company entered into a standby letter of credit facility with Canadian Imperial Bank of Commerce providing for a C$100.0 million uncommitted letter of credit facility (the "CIBC Letter of Credit Facility").  With the acquisition of Kirkland Lake Gold Ltd., on February 8, 2022, the Company acquired a standby letter of credit facility with the same financial institution providing for an additional C$120.0 million uncommitted letter of credit facility for the Kirkland subsidiary.  Effective September 23, 2022, an amended and restated standby letter of credit facility combined these facilities and the amount available under the amended and restated facility was increased to C$320 million.

Letters of credit issued under the CIBC Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the CIBC Letter of Credit Facility are guaranteed by the Guarantors.

As at March 21, 2023, there was approximately C$286 million in the aggregate of letters of credit outstanding under the CIBC Letter of Credit Facility.

Note Purchase Agreements

On July 24, 2012, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.87% Series A senior notes due 2022 and $100 million 5.02% Series B senior notes due 2024 (the “2012 Note Purchase Agreement”). The Series A senior notes under the 2012 Note Purchase Agreement matured in 2022.

On September 30, 2015, the Company entered into a note purchase agreement with Ressources Québec Inc., a subsidiary of Investissement Québec, providing for the issuance of $50 million principal amount of 4.15% senior unsecured notes due 2025 (the “2015 Note Purchase Agreement”).

On June 30, 2016, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.54% Series A senior notes due 2023, $200 million 4.84% Series B senior notes due 2026 and $50 million 4.94% Series C senior notes due 2028 (the “2016 Note Purchase Agreement”).

On May 5, 2017, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $40 million 4.42% Series A senior notes due 2025, $100 million 4.64% Series B senior notes due 2027, $150 million 4.74% Series C senior notes due 2029 and $10 million 4.89% Series D senior notes due 2032 (the “2017 Note Purchase Agreement”).

On February 27, 2018, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $45 million 4.38% Series A senior notes due 2028, $55 million 4.48% Series B senior notes due 2030 and $250 million 4.63% Series C senior notes due 2033 (the “2018 Note Purchase Agreement”).

On April 7, 2020, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 2.78% Series A senior notes due 2030 and $100 million 2.88% Series B senior notes due 2032 (the “2020 Note Purchase Agreement”, and together with the 2012 Note Purchase Agreement, the 2015 Note Purchase Agreement, the 2016 Note Purchase Agreement, the 2017 Note Purchase Agreement and the 2018 Note Purchase Agreement, the “Note Purchase Agreements”).

Payment and performance of the Company’s obligations under the Note Purchase Agreements, the notes issued pursuant thereto and the obligations of the Guarantors under the related guarantees are guaranteed by the Guarantors.

The Note Purchase Agreements contain restrictive covenants that limit, among other things, the ability of an Obligor to:

●	enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis upon terms no less favourable to the Obligor than would be obtainable in a comparable arm’s length transaction;
●	amalgamate or otherwise transfer its assets;
●	carry on business other than those related to mining or a business ancillary or complementary to mining;
●	create liens on its existing or future assets, other than permitted liens;
●	incur subsidiary indebtedness where the Obligor is a subsidiary of the Company; and
●	make sales or other dispositions of material assets.

The Company is also required to maintain the same total net debt to EBITDA ratio under the Note Purchase Agreements as under the Credit Facility and, except with respect to the 2018 Note Purchase Agreement and the 2020 Note Purchase Agreement, to maintain a minimum tangible net worth. Events of default under the Note Purchase Agreements include:

●	the failure to pay principal or make whole amounts when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;
●	the breach by any Obligor of any other term or covenant that is not cured within 30 business days after the earlier of written notice of the breach having been given to the Company or actual knowledge of the breach is obtained;
●	the finding that any representation or warranty made by an Obligor was false or incorrect in any material respect on the date as of which it was made;
●	a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and
●	various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

The Note Purchase Agreements provide that, upon the occurrence of certain events of default, the notes automatically become due and payable without any further action.

In addition, the Note Purchase Agreements contain a “Most Favored Lender” clause which acts to incorporate into the Note Purchase Agreements any grace periods upon an event of default that are shorter in the Credit Facility than in the Note Purchase Agreements. The 2018 Note Purchase Agreement’s and the 2020 Note Purchase Agreement’s “Most Favored Lender” clauses also provide that if the terms of the Credit Facility or any debt securities issued by the Company in the future contain a tangible net worth covenant, the covenant will be deemed incorporated by reference into the 2018 Note Purchase Agreement and the 2020 Note Purchase Agreement, as applicable.

INTERESTS OF EXPERTS

Ernst & Young LLP is the external auditor of the Company and has confirmed that it is (i) independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Company within the meaning of the U.S. Securities Act of 1933, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).

None of Alexandre Proulx, Eng., Andre Leite, P.Eng, Carol Plummer, Eng., Claude Bolduc, P.Eng, Daniel Paré, P.Eng., Dany Laflamme, Eng., David Paquin Bilodeau, P.Geo., David Pitre, P.Eng., P.Geo., Denis Caron, Eng., Devin Wilson, P.Eng, Dominique Girard, Eng., Dyane Duquette, P.Geo., Francois Bouchard, P.Geo., François Petrucci, Eng., François Robichaud, Eng., Guy Gagnon, P.Eng., Guy Gosselin, Eng., P.Geo., Ion Hann, FAusIMM, Juan Figueroa, P.Geo., Jean-Francois Dupont, P.Eng, Julie Larouche, P.Geo., Karl Leetmaa, P. Eng., Larry Connell, P.Eng., Nicole Houle, P.Geo., Natasha Vaz, P.Eng., Pascal Lehouiller, P.Geo., Paul Cousin, Eng., Pierre McMullen, P. Eng., Pierre-Olivier Richard, P.Eng., Paul Andrew Fournier, P.Eng., Robert Badiu, P.Geo., Sylvie Lampron, Eng,, Steven Gray, P.Geo., Troy Fuller, MAIG, Veronika Raizman, P.Geo., Vincent Dagenais, P.Eng., Yanick Létourneau, P.Eng. (each, a “Qualified Person”), each of whom has prepared or certified a report under NI 43-101 or approved scientific and technical information referenced in a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations during or relating to the Company’s most recently completed financial year, has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, each of the Qualified Persons beneficially owns, directly or indirectly, less than one percent of any outstanding securities of the Company or any associate or affiliate of the Company. Each of the Qualified Persons is, or was at the time such person prepared or certified the relevant report under NI 43-101 or approved the relevant scientific and technical information, an officer or employee of the Company and/or one or more of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the System for Electronic Document Analysis and Retrieval at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.agnicoeagle.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated March 21, 2023 relating to the annual and special meeting of shareholders of the Company scheduled for April 28, 2023. Additional financial information is provided in the Annual Financial Statements and Annual MD&A.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER OF THE COMPANY

This Charter shall govern the activities of the audit committee (the “Audit Committee”) of the board of directors (the “Board of Directors”) of Agnico Eagle Mines Limited (the “Corporation”).

I.	PURPOSE OF THE AUDIT COMMITTEE

The Audit Committee shall: (a) assist the Board of Directors in its oversight responsibilities with respect to: (i) the integrity of the Corporation’s and it’s subsidiaries’ financial statements, (ii) the Corporation’s compliance with legal and regulatory requirements, (iii) the external auditor’s qualifications and independence, and (iv) the performance of the Corporation’s internal and external audit functions; and (b) prepare any report of the Audit Committee required to be included in the Corporation’s annual report, proxy material or other filings. The head of the Corporation’s internal audit function and the external auditors shall have direct and ready access to the chair of the Audit Committee (the “Chair”).

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

II.	COMPOSITION

The Audit Committee shall be comprised of a minimum of three directors. No member of the Audit Committee shall be an officer or employee of the Corporation or any of its affiliates for the purposes of the applicable corporate statute. Each member of the Audit Committee shall be an unrelated and independent director as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Audit Committee shall be financially literate. Unless the Audit Committee shall otherwise determine, a member of the Audit Committee shall be considered to be financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

At least one member of the Audit Committee shall be a financial expert as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

The members of the Audit Committee shall be appointed by the Board of Directors annually at the first meeting of the Board of Directors after a meeting of the shareholders at which directors are elected and shall serve until: the next annual meeting of the shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board of Directors. The Board of Directors shall designate one member of the Audit Committee as the Chair or, if it fails to do so, the members of the Audit Committee shall appoint the Chair from among its members.

No member of the Audit Committee may earn fees from the Corporation or any of its subsidiaries other than directors fees (which fees may include cash, shares, restricted share units and/or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Audit Committee shall accept any consulting, advisory or other compensatory fee from the Corporation.

III.	MEETINGS

The Audit Committee shall meet at least quarterly or more frequently as required.

As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board of Directors approve the annual audited financial statements or at which the Audit Committee reviews the quarterly financial statements, the Audit Committee shall meet in a separate session with the external auditor and, if desired, with management and/or the internal auditor. In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Corporation’s financial statements as described in Section IV.5 below and the

Audit Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Corporation’s financial statements on a quarterly or other regular basis as the Audit Committee may deem appropriate.

The Audit Committee shall seek to act on the basis of consensus, but an affirmative vote of a majority of members of the Audit Committee participating in any meeting of the Audit Committee shall be sufficient for the adoption of any resolution.

IV.	RESPONSIBILITIES AND DUTIES

The Audit Committee’s primary responsibilities are to:

General

1.	review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board of Directors;
2.	report to the Board of Directors regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;
3.	follow the process established for all committees of the Board of Directors for assessing the Audit Committee’s performance;

Documents/Reports Review

4.	review the Corporation’s financial statements and related management’s discussion and analysis, Annual Information Form (“AIF”) and related Form 40-F, Annual Report and any other significant annual reports of a financial nature or other significant financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board of Directors and publicly disclosed;
5.	review with the Corporation’s management and the external auditors, the Corporation’s quarterly financial statements and related management’s discussion and analysis, before they are released;
6.	ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;
7.	review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;
8.	review with the Corporation’s management any press release of the Corporation which contains significant financial information (including any “pro forma” or “adjusted” non-GAAP information);
9.	review and assess, on a quarterly basis, management’s risk assessment and risk management strategies including hedging and derivative strategies;

IV. RESPONSIBILITIES AND DUTIES (Continued)

External Auditors

10.	recommend external auditors nominations to the Board of Directors to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;
11.	approve the fees and other compensation to be paid to the external auditors;
12.	pre-approve all significant non-audit engagements to be provided to the Corporation with the external auditors;
13.	require the external auditors to submit to the Audit Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Corporation and discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;
14.	recommend to the Board of Directors any action required to ensure the independence of the external auditors;
15.	advise the external auditors of their ultimate accountability to the Board of Directors and the Audit Committee;
16.	oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attestation services for the Corporation;
17.	evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including (i) reviewing and evaluating the lead partner on the external auditors’ engagement with the Corporation, (ii) considering whether the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the external auditors’ independence, (iii) determine the rotation of the lead external audit partner and the external audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;
18.	present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board of Directors and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board of Directors as it considers necessary;
19.	obtain and review a report from the external auditors at least annually regarding: the external auditors’ internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Corporation;
20.	establish practices for the Corporation’s hiring of employees or former employees of the external auditors;

Internal Auditor

21.	receive regular quarterly reports from the Corporation’s internal auditor on the scope and material results of its internal audit activities, based on the Internal Audit Charter;
22.	review and discuss the Corporation’s Code of Business Conduct and Ethics and the actions taken to monitor and enforce compliance with the Corporation’s Code of Business Conduct and Ethics;

IV. RESPONSIBILITIES AND DUTIES (Continued)

23.	establish procedures for:
i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;
ii)	the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters; and
iii)	compliance with applicable foreign corrupt practices legislation, guidelines and practices;

Fraud Prevention and Detection

24.	oversee and assess management’s controls and processes to prevent and detect fraud;
25.	receive periodic reports from the internal auditor on findings of fraud as well as significant findings regarding the design and/or operation of internal controls and management responses;

Financial Reporting Process

26.	periodically discuss the integrity, completeness and accuracy of the Corporation’s internal controls and the financial statements with the external auditors in the absence of the Corporation’s management;
27.	in consultation with the external auditors, review the integrity of the Corporation’s financial internal and external reporting processes;
28.	consider the external auditors’ assessment of the appropriateness of the Corporation’s auditing and accounting principles as applied in its financial reporting;
29.	review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Corporation’s auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;
30.	review and discuss with the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) the procedures undertaken in connection with the CEO and CFO certifications for the interim and annual filings with applicable securities regulatory authorities;
31.	review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;
32.	establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management’s preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;
33.	discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;
34.	resolve any disagreements between management and the external auditors regarding financial reporting;

IV. RESPONSIBILITIES AND DUTIES (Continued)

35.	review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;
36.	retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board of Directors for such purposes);
37.	discuss any management or internal control letters or proposals to be issued by the external auditors of the Corporation;

Disclosure Controls and Procedures

38.	obtain and review the statement of Corporate Disclosure Controls, Procedures and Policies prepared by the disclosure committee of the Board of Directors and, if appropriate, approve the disclosure controls and procedures set out in such statement and any changes made thereto;
39.	receive confirmation from the CEO and CFO that reports to be filed with Canadian securities regulatory authorities, the United States Securities and Exchange Commission and any other applicable regulatory agency:
(a)	have been prepared in accordance with the Corporation’s disclosure controls and procedures; and
(b)	contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;
40.	receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by the reports;
41.	discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Legal Compliance

42.	confirm that the Corporation’s management has the proper review system in place to ensure that the Corporation’s financial statements, reports, press releases and other financial information satisfy legal requirements;
43.	review legal compliance matters with the Corporation’s legal counsel;
44.	review with the Corporation’s legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Corporation’s financial statements;
45.	conduct or authorize investigations into matters within the Audit Committee’s scope of responsibilities;
46.	perform any other activities in accordance with this Charter, the Corporation’s by-laws and governing law that the Audit Committee or the Board of Directors deems necessary or appropriate;

Related Party Transactions

47.	review the financial reporting of any transaction between the Corporation and any officer, director or other “related party” as defined within the Corporation’s Accounting Policy (including any shareholder holding an interest greater than 5% in the Corporation) or any entity in which any such person has a financial interest;

Reporting and Powers

48.	report to the Board of Directors following each meeting of the Audit Committee and at such other times as the Board of Directors may consider appropriate; and

IV. RESPONSIBILITIES AND DUTIES (Continued)

49.	exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.
V.	LIMITATION OF RESPONSIBILITY

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with international financial reporting standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.

SCHEDULE “B”

GLOSSARY OF SELECTED MINING TERMS

“alteration”

Any physical or chemical change in the mineral composition of a rock subsequent to its formation, generally produced by weathering or hydrothermal solutions. Milder and more localized than metamorphism.

“anastomosing”	A network of branching and rejoining fault or vein surfaces or surface traces.
“assay”	To analyze the proportions of metals in an ore; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.
“brecciated”	A rock in which angular rock fragments are surrounded by a mass of fine-grained minerals.
“brittle”	Of minerals, proneness to fracture under low stress. A quality affecting behaviour during comminution of ore, whereby one species fractures more readily than others in the material being crushed.
“by-product”	A secondary metal or mineral product recovered from the processing of rock.
“carbon-in-leach” or “CIL”

A precious metals recovery step in the mill. Gold and silver are leached from the ground ore and at the same time adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals.

“carbon-in-pulp” or “CIP”

A precious metals recovery step in the mill. After gold and silver have been leached from ground ore, they are adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals. A CIP circuit comprises a series of tanks through which leached slurry flows. Gold is captured onto captive activated carbon that will periodically be moved counter-currently from tank to tank. Head tank carbon is extracted periodically to further recover adsorbed gold before being returned to the circuit tails tank.

“chalcopyrite”	A sulphide mineral of copper and iron.
“concentrate”	The clean product recovered by froth flotation in the plant.
“conglomerate”	A coarse-grained sedimentary rock composed of rounded fragments set in a fine-grained cemented matrix.
“contact”	A plane or irregular surface between two types or ages of rock.
“counter-current decantation”

The clarification of washery water and the concentration of tailings by the use of several thickeners in series. The water flows in the opposite direction from the solids. The final products are slurry that is removed and clear water that is reused in the circuit.

“crosscut”	An underground passage driven from a shaft, ramp or drift towards the ore, at (or near) right angles to the strike of a vein or other orebody.
“cut-off grade”	The minimum metal grade in an ore that can be mined economically.
“cyanidation”

A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving (leaching) it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors (heap leach).

“deposit”	A natural occurrence of mineral or mineral aggregate, in such quantity and quality to invite exploitation.

“development”	The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimated. Development is an intermediate stage between exploration and mining.
“diamond drill”

A drilling machine with a rotating, hollow, diamond-studded bit that cuts a circular channel around a core, which can be recovered to provide a more-or-less continuous and complete columnar sample of the rock penetrated.

“dike”	An earthen embankment, as around a drill sump or tank, or to impound a body of water or mill tailings. Also, a tabular body of igneous rock that cuts across the structure of adjacent rocks.
“dilution”	The contamination of ore with barren wall rock in stoping, increasing tonnage mined and lowering the overall ore grade.
“dip”	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
“disseminated”

Said of a mineral deposit (especially of metals) in which the desired minerals occur as scattered particles in the rock, but in sufficient quantity to make the deposit an ore. Some disseminated deposits are very large.

“dore”	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
“drift”	A horizontal opening in or near an orebody and parallel to the long dimension of the orebody, as opposed to a crosscut that crosses the orebody.
“electrowinning”	An electrochemical process in which a metal dissolved within an electrolyte is plated onto an electrode. Used to recover metals such as copper and gold from solution in the leaching of concentrates.
“envelope”	1. The outer or covering part of a fold, especially of a folded structure that includes some sort of structural break.
2. A metamorphic rock surrounding an igneous intrusion.
3. In a mineral, an outer part different in origin from an inner part.
“fault”

A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many kilometres long.

“feasibility study”

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations, together with any other relevant operational factors and a detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

“felsic”	A term used to describe light-coloured rocks containing feldspar, feldspathoids and silica.
“flotation”

The method of mineral separation in which a froth created by a variety of reagents floats some finely crushed minerals, whereas other minerals sink. The metal-rich flotation concentrate is then skimmed off the surface.

“foliation”	A general term for a planar arrangement of features in any type of rock, especially the planar structure that results in a metamorphic rock.
“footwall”	The rock beneath an inclined vein or ore deposit (opposite of a hanging wall).
“fracture”	Any break in a rock, whether or not it causes displacement, due to mechanical failure by stress; includes cracks, joints and faults.
“free gold”	Gold not combined with other substances.
“glacial till”	Dominantly unsorted and unstratified, unconsolidated rock debris, deposited directly by and underneath a glacier.
“grade”	The relative quantity or the percentage of metal content of an orebody (e.g., grams of gold per tonne of rock or percent copper).
“greenstone belt”	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.
“hanging wall”	The rock on the upper side of a vein or ore deposit.
“igneous rock”	Rock formed by the solidification of molten material that originated within the Earth.
“indicated mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.

“inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be upgraded to a higher category. Investors are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally mineable.

“intrusive”	A body of igneous rock formed by the consolidation of magma intruded below surface into other rocks, in contrast to lava, which is extruded upon the Earth’s surface.
“iron formation”	A chemical sedimentary rock, typically thin-bedded or finely laminated, containing at least 15% iron of sedimentary origin and commonly containing layers of chert.
“leaching”	A chemical process for the extraction of valuable minerals from ore; also, a natural process by which ground waters dissolve minerals.

“lens”	A geological deposit that is thick in the middle and tapers towards the ends, resembling a convex lens.
“lode”	A mineral deposit consisting of a zone of veins, veinlets or disseminations.
“longitudinal retreat”	An underground mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
“mafic”	Igneous rocks composed mostly of dark, iron- and magnesium-rich silicate minerals.
“massive”

Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit. Said of any rock that has a homogeneous texture or fabric over a large area, with an absence of layering or any similar directional structure.

“matrix”	The fine-grained rock material in which a larger mineral is embedded.
“measured mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.

“metamorphism”	The process by which the form or structure of sedimentary or igneous rocks is changed by heat and pressure.
“mill”	A mineral treatment plant in which crushing, wet grinding and further treatment of ore is conducted; also a revolving drum used for the grinding of ore in preparation for treatment.
“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource”

A concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Investors are cautioned not to assume that any part or all of the mineral deposits in any category of resources will ever be converted into mineral reserves.

“muck”	Finely blasted rock (ore or waste) underground.
“net smelter return royalty”

A royalty payment made by a producer of metals based on the proceeds from the sale of mineral products after deducting off-site processing and distribution costs including smelting, refining, transportation and insurance costs.

“ounce”	A measurement of weight, especially used for gold, silver and platinum group metals. 1 troy ounce = 31.1035 grams.
“outcrop”	The part of a rock formation that appears at the surface of the Earth.
“oxidation”	A chemical reaction caused by exposure to oxygen, which results in a change in the chemical composition of a mineral.
“pillarless” mining	A mining method whereby stopes are mined sequentially which remove the usage of temporary pillars. This method is distinct from primary-secondary stope mining method.
“plunge”	The inclination of a fold axis or other linear structure from a horizontal plane, measured in the vertical plane.
“polydeformed”	A rock that has been subjected to more than one instance of folding, faulting, shearing, compression or extension as a result of various tectonic forces.
“porphyritic”	Rock texture in which one or more minerals has a larger grain size than the accompanying minerals.
“porphyry”	Any igneous rock in which relatively large crystals are set in a fine-grained groundmass.
“preliminary feasibility study” or “pre-feasibility study”

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method (in the case of underground mining) or the pit configuration (in the case of an open pit) is established, and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“pressure oxidation”

A process by which sulphide minerals are oxidized in order to expose gold that is encapsulated in the mineral lattice. The main component of a pressure oxidation circuit consists of a pressurized vessel (autoclave) where the oxygen level, process temperature and acidity are the primary control parameters.

“probable mineral reserve”	The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.
“proven mineral reserve”	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.
“pyrite”	A yellow iron sulphide mineral, FeS2, normally of little value. It is sometimes referred to as “fool’s gold”.
“recovery”	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
“rock burst”	A sudden and often violent breaking of a mass of rock from the walls of a mine, caused by failure of highly stressed rock and the rapid release of accumulated strain energy.
“sandstone”	A sedimentary rock consisting of grains of sand cemented together.
“schist”

A strongly foliated crystalline rock that can be readily split into thin flakes or slabs due to the well-developed parallelism of more than 50% of the minerals present in it, such as mica or hornblende.

“sedimentary rocks”	Rocks resulting from the consolidation of loose sediment that has accumulated in layers. Examples are limestone, shale and sandstone.
“semi-autogenous grinding” or “SAG”	A method of grinding rock whereby larger chunks of the rock itself and steel balls form the grinding media.
“shear” or “shearing”	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing metamorphic structures such as cleavage and schistosity.
“shear zone”	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear stress. Such an area is often mineralized by ore-forming solutions.
“slurry”	Fine rock particles in circulating water in a treatment plant.
“stope”	1. Any excavation in a mine, other than development workings, made for the purpose of extracting ore.
2. To excavate ore in an underground mine.
“strike”	The direction, or bearing from true north, of a horizontal line on a vein or rock formation at right angles to the dip.
“stringers”	Mineral veinlets or filaments occurring in a discontinuous subparallel pattern in a host rock.
“sulphide”	A mineral characterized by the linkage of sulphur with a metal, such as pyrite, FeS2.
“tabular”	Said of a feature having two dimensions that are much larger or longer than the third, such as a dike.
“tailings”	Material discharged from a mill after the economically and technically recoverable valuable minerals have been extracted.
“tailings dam” or “tailings impoundment” or “tailings pond”

Area closed at the lower end by a constraining wall or dam to which tailings are sent, the prime function of which is to allow enough time for metals to settle out or for cyanide to be naturally destroyed before the water is returned to the mill or discharged into the local watershed.

“tenement”	The right to enter, develop and work a mineral deposit. Includes a mining claim or a mining lease. A synonym of mineral title.
“thickener”	A vessel for reducing the proportion of water in a pulp by means of sedimentation.
“thickness”	The distance at right angles between the hanging wall and the footwall of a lode or lens.
“tonne”	A metric measurement of mass. 1 tonne = 1,000 kilograms = 2,204.6 pounds = 1.1 tons.
“transverse open stoping”

An underground mining method in which the ore is excavated in horizontal slices perpendicular to the orebody length and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.

“trench”	A narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure for sampling or observation.
“vein”	A mineral filling of a fault or other fracture in a host rock.
“wacke”	A “dirty” sandstone that consists of a mixture of poorly sorted mineral and rock fragments in an abundant matrix of clay and fine silt.

“winze”	An internal mine shaft.
“Zadra elution circuit”	The process in this part of a gold mill strips gold and silver from carbon granules and puts them into solution.
“zone”	An area of distinct mineralization (i.e., a deposit).